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Annual Report 2025


2025 Letter to Stockholders

Dear Stockholders:

KLA's Unique Position in the AI Era Sets the Stage for Sustained Outperformance

KLA's fiscal year 2025 performance reported record revenue, earnings per share, and free cash flow. A significant factor fueling our record performance in FY25 was the rapid growth of investment in the buildout for Artificial Intelligence (AI), which is fueling long-term expansion in the semiconductor industry and driving differentiated outperformance for KLA. The investment in AI is directly responsible for increasing the number of complex semiconductor designs, pushing faster product cycles, enabling higher-value wafers, and expanding investment in advanced packaging solutions.

Against this backdrop, yield management has become increasingly critical; therefore, KLA's systems and solutions are well-positioned to deliver high value to our customers. KLA's market leadership in process control helps customers improve yields, manage increasing complexity, and accelerate time-to-market. These important factors drove our record results in FY25 and highlight how KLA is uniquely positioned for sustained outperformance in the AI era.

FY25 Growth Fueled by AI Infrastructure, Advanced Packaging, and Services

Total revenue increased 24% in FY25 to a record $12.2 billion, primarily driven by rising demand for advanced process control systems, which support advanced logic and high-bandwidth memory (HBM) investments for AI. Revenue in the Semi Process Control segment, comprising product and service revenue from our Wafer Inspection, Reticle Inspection, and Metrology portfolios, increased 25% year-over-year and accounted for 90% of total revenue.

Revenue from our Specialty Semiconductor Process segment, which includes advanced deposition and etch process tools, increased approximately 11% in FY25 and represented about 5% of revenue.

Driven by products leveraging the portfolios of both our Semi Process Control and Specialty Semiconductor Process segments, KLA delivered strong growth in advanced packaging in FY25, as the increasing complexity of process control requirements creates new opportunities for KLA and grows our share in this rapidly growing market. KLA is on track to take the leading market position in advanced packaging process control in the current calendar year, with revenue exceeding $925 million for advanced packaging applications.

Finally, the PCB and Component Inspection business faced headwinds in FY25, driven by the ongoing softening in the PCB market, tied to declining demand for mobile and consumer electronics. Despite this, segment revenue grew 13% year-over-year, primarily due to the strength of AI-related packaging tools.

KLA's service revenue grew 15% year-over-year to $2.7 billion in FY25, reflecting the stability and recurring nature of our Service model as well as the expanding installed base. Q4 FY25 marked the 52nd consecutive quarter of year-over-year Service growth. KLA's Service business has delivered consistent double-digit annual revenue growth, increasing more than 2.5 times since surpassing $1 billion in revenue for the first time in 2019. Service revenue is driven predominantly by growth in the installed base, increasing value of our contract offerings, and the extension of service lifetimes. Furthermore, over 75% of the revenue generated is from recurring "subscription-like" contracts, reflecting the growing value of advanced process control systems and Services in our product portfolio.

Record Free Cash Flow & Consistent Capital Returns Underscore KLA's Commitment to Generating Shareholder Value

Free cash flow reached a record $3.7 billion in FY25, with a free cash flow margin of 31%, among the top tier of the S&P 500 according to our analysis. Consistent strong free cash flow generation is a cornerstone of KLA's business model, supporting a comprehensive capital return strategy featuring consistent dividend growth and increasing share repurchases over the long term.

In FY25, KLA raised its dividend level twice: first in September 2024 to $1.70 per share and again in April 2025 to $1.90 per share, marking the 15th and 16th consecutive annual increases, respectively. Also in April 2025, the Board of Directors authorized a new $5 billion share repurchase program. Total capital returns to shareholders in FY25, which includes dividends and share repurchases, were $3.1 billion, or approximately 82% of free cash flow. These actions underscore KLA's strong commitment to assertive capital return and confidence in the Company's ability to deliver long-term total shareholder returns.

KLA's balance sheet remains strong, with $4.5 billion in total cash, cash equivalents, and marketable securities, $5.9 billion in debt, and an attractive bond maturity profile supported by investment-grade ratings from all three agencies. In November 2024, KLA fully redeemed the $750 million of 4.650% Senior Notes that matured. KLA's investment-grade credit ratings underscore the strength of our balance sheet and the sustainability of our business and financial performance. We remain disciplined in executing our capital management strategy, which involves investing in R&D to strengthen our competitive advantages, growing free cash flow, and targeting returns to stockholders of at least 85% of free cash flow over the long term.

The KLA Operating Model Guides our Strategic Objectives

The KLA Operating Model informs and guides the company as we execute our strategic objectives, positioning us for sustainable outperformance relative to the industry. It also guides our critical strategic objectives. These objectives drive our growth, ensure reliable operational excellence, and differentiate us across increasingly diverse product and service offerings. Our strategic objectives also form the foundation for KLA's sustained technology leadership, wide competitive moat, leading financial performance, strong free cash flow generation, and consistent capital returns to shareholders.

Delivering Sustained Outperformance

In conclusion, FY25 was a successful year for KLA, as the company continued to execute our long-term strategic objectives and deliver strong growth fueled by advancements in AI and the development of AI infrastructure.

I am proud of how the global KLA team continues to demonstrate resilience and adaptability in the face of dynamic market changes. This reflects the unique KLA culture, which is grounded in our values and our commitment to delivering value for customers, employees, stockholders, and partners. As we position the company for continued growth at the leading edge and explore new growth opportunities in areas such as advanced packaging, we will continue to deliver on our commitments.

As KLA continues to execute against our commitments to customers, we have also made strides in environmental, social, and governance (ESG) initiatives. KLA's recently published annual Global Impact Report goes into more detail on this topic.

KLA remains well-positioned at the forefront of technological innovations, including playing a critical role in enabling AI technologies. Our investment in the long-term continues to be a top priority, given it is an essential ingredient that drives our sustained success and relative outperformance. The semiconductor and electronics landscapes are constantly changing and expanding across new geographies. Broadening customer interest is driven by more technology innovation than ever at the leading edge, as well as expansion and investment in legacy nodes to establish local semiconductor manufacturing and more resilient supply chains.

In FY25, we delivered strong relative performance, guided by the KLA Operating Model and reflecting the focused commitment of our world-class global teams. FY25 results demonstrate KLA's unique position for sustained outperformance in the AI era, guided by the KLA Operating Model and the consistent execution of our Strategic Objectives, which deliver superior long-term shareholder value.

Sincerely,

Richard P. Wallace
President and Chief Executive Officer

Note on Forward-Looking Statements

Statements in this letter other than historical facts, such as statements pertaining to: (1) the growth outlook of the semiconductor markets; and (2) our long-term revenue growth targets and other long-term financial results are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including, but not limited to: unexpected delays, difficulties, and expenses in executing against our ESG targets, goals and commitments, including, but not limited to, our efforts to reduce GHG emissions, as well as our vulnerability to a weakening in the condition of the financial markets and the global economy; risks related to our international operations; evolving Bureau of Industry and Security of the U.S. Department of Commerce rules and regulations and their impact on our ability to sell products to and provide services to certain customers in China; costly intellectual property disputes that could result in our inability to sell or use the challenged technology; risks related to the legal, regulatory and tax environments in which we conduct our business; increasing attention to ESG matters and the resulting costs, risks and impact on our business; unexpected delays, difficulties and expenses in executing against our environmental, climate, or other ESG targets, goals and commitments; our ability to attract, retain and motivate key personnel; our vulnerability to disruptions and delays at our third party service providers; cybersecurity threats, cyber incidents affecting our and our business partners' systems and networks; our inability to access critical information in a timely manner due to system failures; our ability to identify suitable acquisition targets and successfully integrate and manage acquired businesses; climate change, earthquake, flood or other natural catastrophic events, public health crises such as the COVID-19 pandemic or terrorism and the adverse impact on our business operations; the war between Ukraine and Russia, and the conflicts in the Middle East, and the significant military activity in those regions; lack of insurance for losses and interruptions caused by terrorists and acts of war, and our self-insurance of certain risks including earthquake risk; risks related to fluctuations in foreign currency exchange rates; risks related to fluctuations in interest rates and the market values of our portfolio investments; risks related to tax and regulatory compliance audits; any change in taxation rules or practices and our effective tax rate; compliance costs with federal securities laws, rules, regulations, NASDAQ requirements, and evolving accounting standards and practices; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; our vulnerability to a highly concentrated customer base; the cyclicality of the industries in which we operate; our ability to timely develop new technologies and products that successfully address changes in the industry; risks related to artificial intelligence; our ability to maintain our technology advantage and protect proprietary rights; our ability to compete in the industry; availability and cost of the materials and parts used in the production of our products; our ability to operate our business in accordance with our business plan; risks related to our debt and leveraged capital structure; we may not be able to declare cash dividends at all or in any particular amount; liability to our customers under indemnification provisions if our products fail to operate properly or contain defects or our customers are sued by third parties due to our products; our government funding for R&D is subject to audit, and potential termination or penalties; we may incur significant restructuring charges or other asset impairment charges or inventory write offs; risks related to receivables factoring arrangements and compliance risk of certain settlement agreements with the government; and risks related to the Court of Chancery of the State of Delaware being the sole and exclusive forum for certain actions and proceedings. For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this letter, please refer to KLA's Annual Report on Form 10-K for the year ended June 30, 2025, and other subsequent filings with the Securities and Exchange Commission (including, but not limited to, the risk factors described therein). KLA assumes no obligation to, and does not currently intend to, update these forward-looking statements.

This letter contains ESG-related statements based on hypothetical scenarios and assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, and internal controls and processes that continue to evolve. Forward-looking and other statements in this letter including regarding our sustainability progress, plans and goals, are in some instances informed by various stakeholder expectations, including certain third-party standards and frameworks; as such, the inclusion of such statements is not an indication that these matters are necessarily material for the purposes of complying with or reporting pursuant to the U.S. federal securities laws and regulations, even if we use the word "material" or "materiality" in this letter or elsewhere.

Reconciliation of Free Cash Flow and Related Metrics

Free Cash Flow Measures (Dollars in millions)	For the twelve months ended June 30, 2025
Net cash provided by operating activities	$ 4,081.9
Less Capital expenditures	(335.3)
Free cash flow	**$ 3,746.6**
Free cash flow	$ 3,746.6
Revenue	$ 12,156.2
Free cash flow margin	**30.8%**
Cash paid for dividends	$ 904.6
Cash paid for share repurchases	2,149.9
Capital returns	**$ 3,054.5**
Capital returns / Free cash flow	**81.5%**

Amounts may not sum due to rounding

The Company presents free cash flow and certain related metrics as supplemental non-GAAP measures of its performance. Free cash flow is determined by adjusting GAAP net cash provided by operating activities for capital expenditures. Free cash flow margin is defined as free cash flow divided by revenue.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-09992

KLA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**04-2564110**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Technology Drive, Milpitas, California	**95035**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 875-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	KLAC	The Nasdaq Stock Market, LLC The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act)   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant based upon the closing price of the registrant's stock, as of December 31, 2024, was approximately $83.7 billion.

The registrant had 131,961,370 shares of common stock outstanding as of July 21, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Stockholders ("Proxy Statement") to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year ended June 30, 2025, are incorporated by reference into Part III of this report.

INDEX

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). All statements other than statements of historical fact may be forward-looking statements. You can identify these and other forward-looking statements by the use of words such as "may," "will," "could," "would," "should," "expects," "plans," "anticipates," "relies," "believes," "estimates," "predicts," "intends," "potential," "continues," "thinks," "seeks," "commits," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements include those regarding, among others: the impact of tariffs on our business; forecasts of the future results of our operations, including profitability; orders for our products and capital equipment generally; sales of semiconductors; the investments by our customers in advanced technologies and new materials; growth of revenue in the semiconductor industry, the semiconductor capital equipment industry and our business; technological trends in the semiconductor industry; future developments or trends in the global capital and financial markets; our future product offerings and product features; the success and market acceptance of new products; timing of shipment of order backlog; our future product shipments and product and service revenues; our future gross margins; our future research and development ("R&D") expenses and selling, general and administrative ("SG&A") expenses; international sales and operations; our ability to maintain or improve our existing competitive position; success of our product offerings; creation and funding of programs for R&D; results of our investment in leading edge technologies; the effects of hedging transactions; the effect of the sale of trade receivables and promissory notes from customers; the effect of future compliance with laws and regulations; our future effective income tax rate; our recognition of tax benefits; the effects of any audits or litigation; future payments of dividends to our stockholders; the completion of any acquisitions of third parties, or the technology or assets thereof; benefits received from any acquisitions and development of acquired technologies; sufficiency of our existing cash balance, investments, cash generated from operations and the unfunded portion of our Revolving Credit Facility (as defined below in Item 1A "Risk Factors") to meet our operating and working capital requirements, including debt service and payment thereof; future dividends, and stock repurchases; our compliance with the financial covenants under the Credit Agreement (as defined below in Item 1A "Risk Factors") for our Revolving Credit Facility; the adoption of new accounting pronouncements; our repayment of our outstanding indebtedness; and our environmental, social and governance ("ESG") related targets, goals and commitments.

Our actual results may differ significantly from those projected in the forward-looking statements in this report. Factors that might cause or contribute to such differences include, but are not limited to:

- *Our vulnerability to a weakening in the condition of the financial markets and the global economy;*

- *Risks related to our international operations;*

- *Evolving Bureau of Industry and Security ("BIS") of the U.S. Department of Commerce ("Commerce") rules and regulations (the "BIS Rules") and their impact on our ability to sell products to and provide services to certain customers in People's Republic of China ("China");*

- *Tariffs and other trade restrictions;*

- *Costly intellectual property ("IP") disputes that could result in our inability to sell or use the challenged technology;*

- *Risks related to the legal, regulatory and tax environments in which we conduct our business;*

- *Differing stakeholder expectations, requirements and attention to ESG matters and the resulting costs, risks and impact on our business;*

- *Unexpected delays, difficulties and expenses in executing against our environmental, climate, or other ESG targets, goals and commitments;*

- *Our ability to attract, retain and motivate key personnel;*

ii

- *Our vulnerability to disruptions and delays at our third-party service providers;*

- *Cybersecurity threats, cyber incidents affecting our and our business partners' systems and networks;*

- *Our inability to access critical information in a timely manner due to system failures;*

- *Risks related to acquisitions, integrations, strategic alliances or collaborative arrangements;*

- *Climate change, earthquake, flood or other natural catastrophic events, public health crises or terrorism and the adverse impact on our business operations;*

- *The war between Ukraine and Russia, continued escalation of hostilities in the Middle East, and the significant military activity in those regions;*

- *Lack of insurance for losses and interruptions caused by terrorists and acts of war, and our self-insurance of certain risks including earthquake risk;*

- *Risks related to fluctuations in foreign currency exchange rates;*

- *Risks related to fluctuations in interest rates and the market values of our portfolio investments;*

- *Risks related to tax and regulatory compliance audits;*

- *Any change in taxation rules or practices and our effective tax rate;*

- *Compliance costs with federal securities laws, rules, regulations, NASDAQ requirements, and evolving accounting standards and practices;*

- *Ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns;*

- *Our vulnerability to a highly concentrated customer base;*

- *The cyclicality of the industries in which we operate;*

- *Our ability to timely develop new technologies and products that successfully address changes in the industry;*

- *Risks related to artificial intelligence ("AI");*

- *Our ability to maintain our technology advantage and protect proprietary rights;*

- *Our ability to compete in the industry;*

- *Availability and cost of the materials and parts used in the production of our products;*

- *Our ability to operate our business in accordance with our business plan;*

- *Risks related to our debt and leveraged capital structure;*

- *We may not be able to declare cash dividends at all or in any particular amount;*

- *Liability to our customers under indemnification provisions if our products fail to operate properly or contain defects or our customers are sued by third parties due to our products;*

- *Our government funding for R&D is subject to audit, and potential termination or penalties;*

- *We may incur significant restructuring charges or other asset impairment charges or inventory write-offs;*

- *We are subject to risks related to receivables factoring arrangements and compliance risk of certain settlement agreements with the government; and*

- *Risks related to the Court of Chancery of the State of Delaware being the sole and exclusive forum for certain actions and proceedings.*

This report also contains ESG-related statements based on hypothetical scenarios and assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements are in various instances based on standards for measuring progress that are still developing, and internal controls and processes that continue to evolve. Forward-looking and other statements in this report or elsewhere including regarding our corporate responsibility and sustainability progress, plans and goals, are in some instances informed by various stakeholder expectations, including certain third-party standards and frameworks; as such, the inclusion of such statements is not an indication that these matters are necessarily material for the purposes of complying with or reporting pursuant to the U.S. federal securities laws and regulations or other reporting obligations, even if we use the word "material" or "materiality" in this report or elsewhere.

For a more detailed discussion of these and other risk factors, that might cause or contribute to differences from the forward looking statements in this report, see Item 1A "Risk Factors" as well as Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. You should carefully review these risks and also review the risks described in other parts of this report and in documents we file from time to time with the Securities and Exchange Commission ("SEC"), including the Quarterly Reports on Form 10-Q that we will file in the fiscal year ending June 30, 2026. You are cautioned not to place undue reliance on these forward-looking statements, and we expressly assume no obligation and do not intend to update the forward-looking statements in this report after the date hereof.

PART I

ITEM 1. BUSINESS

The Company

KLA Corporation and its majority-owned subsidiaries ("KLA" or the "Company" and also referred to as "we," "our," "us" or similar references) are suppliers of industry-leading equipment and services that enables innovation throughout the electronics industry. We provide advanced process control and process-enabling solutions for manufacturing wafers, reticles/masks, chemicals/materials, integrated circuits ("IC" or "chip"), packaged ICs and printed circuit boards ("PCB"), as well as comprehensive support and services across our installed base. Our suite of advanced products, coupled with our unique process control software and services, allow us to deliver the solutions our customers need to achieve their technology advancement and high-volume production goals by significantly improving yields, while simultaneously reducing waste, risks and costs. This improves our customers' overall profitability and return on investment. Our services business, which accounted for approximately 22% of our revenue in fiscal 2025, increases the value of our contract offerings and promotes the extension of system lifetimes.

KLA was formed as KLA-Tencor Corporation in April 1997 through the merger of KLA Instruments Corporation and Tencor Instruments, two long-time leaders in the semiconductor capital equipment industry that began operations in 1975 and 1976, respectively. We are organized into three reportable segments: Semiconductor Process Control; Specialty Semiconductor Process; and PCB and Component Inspection.

Within the Semiconductor Process Control segment, our comprehensive portfolio of inspection, metrology and software products, as well as related services, help IC, wafer, reticle/mask and chemical/materials manufacturers achieve target yields throughout the entire fabrication process, from R&D to final volume production. These products and services are designed to provide comprehensive solutions to help customers accelerate development and production ramp cycles, achieve higher and more stable product yields and improve their overall profitability.

Within the Specialty Semiconductor Process segment, we develop and sell advanced vacuum deposition and etching process tools, which are used by a broad range of specialty semiconductor customers, including manufacturers of microelectromechanical systems ("MEMS"), radio frequency ("RF") communication semiconductors, and power semiconductors for automotive and industrial applications.

Within the PCB and Component Inspection segment, we enable electronic device manufacturers to inspect, test and measure PCBs, IC substrates and packaged ICs to verify their quality, pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces.

Additional information about KLA is available at www.kla.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information on our website is not part of this Annual Report on Form 10-K or our other filings with the SEC. Additionally, these filings may be obtained through the SEC's website (www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically.

Investors and others should note that we may announce material financial information to investors using our investor relations website (ir.kla.com), which includes our SEC filings, press releases, public earnings calls and conference webcasts. The investor relations website is used to communicate with the public about us and our products, services and other matters.

Industry

Our core focus is enabling technological advances and improving manufacturing yields in the semiconductor industry. The semiconductor fabrication process begins with a bare silicon wafer — a round disk typically 200 millimeters or 300 millimeters in diameter, about as thick as a credit card and gray in color. The process of manufacturing wafers is highly sophisticated and involves the creation of large ingots of silicon by pulling them out of a vat of molten silicon. The ingots are then sliced into wafers. Prime silicon wafers are then polished to a mirror finish. Other, more specialized wafers, such as epitaxial silicon ("epi"), silicon on insulator ("SOI"), gallium nitride ("GaN") and silicon carbide ("SiC") are also used in the semiconductor industry.

The manufacturing cycle of an IC is grouped into three phases: design, fabrication and testing. IC design involves the architectural layout of the circuit, as well as design verification and reticle generation. The fabrication of a semiconductor chip (or "semiconductor") is accomplished by depositing a series of film layers that act as conductors, semiconductors or insulators on bare wafers. The deposition of these film layers is interspersed with numerous other process steps that create circuit patterns, remove portions of the film layers, and perform other functions such as heat treatment, measurement and inspection. Most advanced chip designs require hundreds of individual steps, many performed multiple times. Most chips consist of two main structures: the lower structure, typically consisting of transistors or capacitors, which performs the "smart" functions; and the upper "interconnect" structure, typically consisting of circuitry, which connects the components in the lower structure. When the layers on the wafer have been fabricated, each chip on the wafer is tested for functionality. The wafer is then cut into individual chips, and the chips that pass functional testing are packaged. Final testing is performed on all packaged chips. Packaged chips are then mounted onto PCBs for connection to the rest of the electronic system.

Our business depends upon the capital expenditures of semiconductor, semiconductor-related and electronic device manufacturers. This is driven by the current and anticipated market demand for ICs, products utilizing ICs and other electronic components. We do not consider our business to be seasonal. Still, our business has historically been cyclical with respect to the capital equipment procurement practices of semiconductor, semiconductor-related and electronic device manufacturers, and it is impacted by the investment patterns of such manufacturers in different global markets. Downturns in the semiconductor or other industries in which we operate, slowdowns in the worldwide economy, customer consolidation as well as recent political and regulatory changes could have a material adverse effect on our future business and financial results.

Companies anticipating future market demands by developing and advancing new technologies and manufacturing processes are better positioned to lead in the semiconductor market. Accelerating the yield ramp and maximizing production yields of high-performance devices are critical goals of modern semiconductor and related electronics manufacturing. Ramping to high-volume production ahead of competitors can dramatically increase IC manufacturers' revenue and profit for a given product. Leading semiconductor manufacturers invest in simultaneous production integration of multiple new process technologies, some requiring new substrate and film materials, new geometries, new transistor architectures, new power distribution schemes, advanced multi-patterning optical and extreme ultraviolet ("EUV") lithography, and advanced packaging techniques. As design rules decrease, yields become more sensitive to the size and density of defects. Device performance characteristics (namely speed, capacity or power management) also become more sensitive to parameters such as linewidth and film thickness variation. New process materials require extensive characterization before they can be used in the manufacturing process. Moving several of these advanced technologies into production at once only adds to the risks that chipmakers face. The continuing evolution of semiconductors to smaller geometries and more complex multi-level circuitry has significantly increased the performance and cost requirements of the capital equipment used to manufacture these devices. Construction of an advanced IC fabrication facility today can cost well above $10 billion, substantially more than previous-generation facilities. In addition, chipmakers are demanding increased productivity and higher returns from their manufacturing equipment and are also seeking ways to extend the performance of their existing equipment.

The semiconductor capital equipment industry has been experiencing multiple growth drivers bolstered by demand for semiconductors from leading-edge foundry and logic manufacturers to support computational power and connectivity and continued investment by our customers in legacy nodes. Adoption of EUV in high volume manufacturing ("HVM") for Logic and DRAM memory is driving new process control requirements and growth in key markets for KLA. Demand for advanced semiconductor technologies, particularly evident in the 2-nanometer node, which is seeing higher levels of investment and process control intensity, continues to drive investments in AI. Increasing complexity and value of semiconductor packages, particularly for AI and High-performance computing ("HPC") applications, is also driving significant growth in the advanced packaging business. The digitization of all industries, including 5G markets and advances in healthcare and industrial applications, together with the increasing adoption of electric vehicles and intelligence in automobiles, are powering leading-edge design node technology investments and capacity expansions.

Regionalization of semiconductors has become a trend as access to semiconductors is viewed from the lens of national security. China remains as a major region for the manufacturing of legacy node logic and memory chips, adding to its role as the world's largest consumer of ICs. The Chinese government initiatives around self-sustainability are propelling China to expand its domestic manufacturing capacity. Although China is currently seen as an important long-term growth region for the semiconductor capital equipment sector, Commerce has added certain China-based entities to the U.S. Entity List (a list of parties that are generally ineligible to receive U.S. regulated items without prior licensing from Commerce), restricting our ability to provide products and services to such entities without an export license. In addition, Commerce has imposed export licensing requirements on China-based customers that are military end users or engaged in military end uses. It also requires our customers to obtain an export license when they use certain semiconductor capital equipment based on U.S. technology to manufacture products connected to certain entities on the U.S. Entity List.

Research and Development

The market for semiconductor and electronics industries is characterized by rapid technological development and product innovation. These technical innovations are inherently complex and require long development cycles and appropriate professional staffing. We make significant investments in product R&D for the timely development of new products and enhancements necessary to maintain our competitive position. Accordingly, we devote a significant portion of our human and financial resources to R&D programs and seek to maintain close relationships with customers to remain responsive to their needs.

Our key R&D activities during the fiscal year ended June 30, 2025 involved the development of process control and process-enabling solutions for front end semiconductors and advanced packaging. Our primary R&D centers are located in the U.S., United Kingdom ("U.K."), India, China, Singapore and Israel. For information regarding our R&D expenses during the last three fiscal years, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

The strength of our competitive positions in many of our existing markets is primarily due to our leading technology, which is the result of our continuing significant investments in product R&D. Even during down cycles in the semiconductor industry, we have remained committed to significant engineering efforts toward both product improvement and new product development to enhance our competitive position.

Customers

We count among our largest customers the leading semiconductor, semiconductor-related and electronic device manufacturers in Asia, the U.S. and Europe. Our future performance will depend, in part, on our ability to continue to compete successfully in Asia, one of the largest markets for our equipment. Our business depends on capital expenditures from these manufacturers which, in turn, depend on many factors including general economic conditions, anticipated market demand, evolving government regulations and capacity constraints. Our ability to compete in this area depends upon the continuation of favorable trading relationships between countries in the region and the U.S., and our continuing ability to maintain satisfactory relationships with leading semiconductor companies in the region.

For the fiscal years ended June 30, 2025, 2024 and 2023, the following customers each accounted for more than 10% of total revenues, primarily in the Semiconductor Process Control segment:

Fiscal Year Ended June 30,		
2025	2024	2023
Taiwan Semiconductor Manufacturing Company Limited	Taiwan Semiconductor Manufacturing Company Limited	Taiwan Semiconductor Manufacturing Company Limited
		Samsung Electronics Co., Ltd.

Sales, Service and Marketing

Our sales, service and marketing efforts aim to build deep long-term relationships with our customers. We focus on providing comprehensive resources for the full breadth of process control, process-enabling and yield management solutions for manufacturing and testing wafers and reticles, a wide variety of ICs, PCBs, IC substrates and packaging as well as general materials research. Our revenues are derived primarily from product sales and related service contracts, mostly through our direct sales force.

We believe that the size and location of our field sales, service engineering, applications engineering, and marketing organizations represent a competitive advantage in our served markets. We have direct sales forces in Asia, the U.S. and Europe. We maintain an export compliance program designed to meet the requirements of Commerce and the U.S. Department of State and the trade regulations of the international jurisdictions in which we operate.

In addition to sales and service offices in the U.S., we conduct sales, marketing and services out of subsidiaries or branches in many regions; some of the largest include China, Germany, Israel, Japan, Korea, Singapore, Taiwan and the U.K. We believe sales outside the U.S. will continue to be a significant percentage of our total revenues. International revenues accounted for approximately 89% of our total revenues in both of the fiscal years ended June 30, 2025 and 2024 and 88% of our total revenues in the fiscal year ended June 30, 2023. Additional information regarding our revenues from foreign operations for our last three fiscal years can be found in Note 18 "Segment Reporting and Geographic Information" to our Consolidated Financial Statements.

International sales and operations may be adversely affected by the imposition of governmental controls, restrictions on export technology, political instability, trade restrictions, changes in tariffs and the difficulties associated with staffing and managing international operations. In addition, international sales may be adversely affected by the economic conditions in each country and by fluctuations in currency exchange rates. Such fluctuations may negatively impact our ability to compete on price with local providers or the value of revenues we generate from our international business. Although we attempt to manage some of the currency risk inherent in non-U.S. dollar product sales through hedging activities, there can be no assurance that such efforts will be adequate. These factors, as well as any of the other risk factors related to our international business and operations that are described in Item 1A "Risk Factors," could have a material adverse effect on our future business and financial results.

Products and Services

KLA develops industry-leading process control and yield management solutions and services that enable innovation throughout the semiconductor and related electronics industries. We provide advanced process control and process-enabling solutions for manufacturing wafers, reticles, ICs, packaging, PCBs and IC substrates. In March 2024, we made the decision to exit our business of manufacturing flat and flexible panel displays ("Display") by announcing the end of manufacturing of most Display products, but we will continue to provide services to the installed base of Display products for existing customers.

The Semiconductor Process Control segment offers a comprehensive portfolio of inspection, metrology, chemistry process control and software products and related services, which support the semiconductor ecosystem from R&D to final volume production. For IC manufacturing, our systems support the production of all chip types including advanced logic, DRAM, 3D NAND, power devices, MEMS, legacy design node chips and more. Our substrate manufacturing systems support the production of a broad range of wafer types and sizes including silicon, prime silicon SOI, sapphire, glass, wide bandgap substrates (e.g., SiC, GaN) and more. Our reticle systems support quality control during the manufacturing of optical and EUV reticle types. We also make products that support chemical/materials quality control, and process tool development and qualification. Our products and services for chip, wafer, reticle, packaging, solar, hard disk drive, original equipment manufacturer and chemical/materials manufacturing are designed to provide comprehensive solutions that help our customers accelerate development and production ramp cycles, achieve higher and more stable product yields and improve their overall profitability. The Semiconductor Process Control segment offers a variety of solutions and products, including:

Segment	Technologies	Products
Semiconductor Process Control		
	Chip Manufacturing: Defect Inspection and Review Inspection and review tools are used to identify, locate, characterize, review, and analyze defects on various surfaces of patterned and unpatterned wafers.	39xx Series, 29xx Series, C30x Series, eSi50™, Voyager® Series, 8 Series, Puma™ Series, Micro-SR™, CIRCL™ Series, Castor™, Surfscan® Series, eDR7380™ Series, eDRX™ Series.
	Chip Manufacturing: Metrology Metrology systems are used to measure pattern dimensions, film thickness(es), film stress, layer-to-layer alignment, pattern placement, surface topography and electro-optical properties for wafers.	Archer™ Series, ATL™ Series, Axion® Series, SpectraShape™ Series, SpectraFilm™ Series, Aleris® Series, PWG™ Series, Therma-Probe® Series, OmniMap® RS-xxx Series, MicroSense® product family, CAPRES product family.
	Chip Manufacturing: Chemistry Process Control Chemical process control equipment qualifies incoming supplies, manages tool inputs, adjusts chamber/bath conditions and monitors process waste.	QualiSurf® Series, Quali-Line Quanta® Series, Quali-Line® Prima® Series, QualiLab Elite® Series.
	Chip Manufacturing: In Situ Process Management Wired and wireless sensor wafers and reticles provide comprehensive data used to visualize, diagnose and control process conditions in the equipment used to manufacture chips and reticles. Additional wafer diagnostic solutions help troubleshoot and monitor materials handling to help detect and predict mechanical behaviors that may cause wafer damage.	SensArray® product family.

Segment	Technologies	Products
	Wafer Manufacturing: Defect Inspection and Review, Metrology, and In Situ Process Management Wafer defect inspection, review and metrology systems are used to help wafer/substrate manufacturers manage quality throughout the wafer fabrication process by detecting defects, characterizing surface quality and assessing wafer geometry.	Surfscan® Series, eDR7380™ Series, eDRX™ Series, WaferSight™ Series, MicroSense® wafer geometry product family, SensArray® product family, Candela® Series.
	Reticle Manufacturing: Defect Inspection, Metrology and In Situ Process Management Reticle inspection and metrology systems help reticle blank, patterned optical reticle, patterned EUV reticle, and chip manufacturers identify defects, pattern placement errors, and process issues during reticle manufacturing. In addition to reducing yield risk during production, these systems also support outgoing and incoming reticle quality control.	Teron™ SL6xx Series, Teron™ 6xx Series, TeraScan™ 5xx Series, X5.x™ Series, FlashScan® Series, LMS IPRO Series, SensArray® product family.
	Packaging Manufacturing: Wafer Inspection and Metrology, Chemistry Process Control, In Situ Process Management Wafer inspection and metrology systems for advanced wafer-level packaging help packaging manufacturers detect, resolve and monitor excursions to provide greater control of quality for improved device performance. Chemistry process monitoring systems analyze and monitor wet chemicals used in wafer-level packaging (WLP), panel-level packaging (PLP), and IC substrates.	Kronos™ Series, Micro-SR™, CIRCL™ -AP, irArcher® Series, PWG5™ with XT Option, eDR7380™, QualiSurf® Series, Quali-Line® Prima®, Quali-Fill® Libra® Series, QualiLab Elite® Series, SensArray® product family.
	Semiconductor Software Solutions Software solutions centralize and analyze the data produced by inspection, metrology and process systems for chip, wafer, reticle and packaging manufacturing. These solutions provide run-time process control, defect excursion identification, process corrections and defect classification to accelerate yield learning rates and reduce production risk. Patterning simulation software allows researchers to evaluate advanced patterning technologies, such as EUV lithography and multiple patterning techniques.	Klarity® product family, 5D Analyzer®, OVALiS, aiSIGHT™, Anchor product family, RDC, FabVision® Series, ProDATA™, PROLITH™, I-PAT®, SPOT®.
	KLA Pro Systems: Certified and Remanufactured Products Inspection and metrology systems support the manufacture of larger design node chips and ≤200mm wafer manufacturing.	Surfscan® Series, 2835, 2367 Pro, ASET-F5x Pro, Archer™ Series.

Segment	Technologies	Products
	General Purpose/Lab Application Specialty Semiconductor Manufacturing, Benchtop Metrology, Surface Characterization, Material Strength Characterization and Electrical Property Measurement.	HRP® -260, Zeta™ Series, Tencor® P Series, Nano Indenter® G200X, Alpha-Step® Series, Filmetrics® F Series, Filmetrics® R Series, iMicro, iNano®, Filmetrics® Profilm3D® Series, NanoFlip.

The Specialty Semiconductor Process segment develops and sells advanced vacuum deposition and etching process tools, which are used by a broad range of specialty semiconductor customers, including manufacturers of MEMS, RF communication chips and power semiconductors for automotive and industrial applications. The Specialty Semiconductor Process segment offers a variety of solutions and products, including:

Segment	Technologies	Products
Specialty Semiconductor Process		
	Specialty Semiconductor Manufacturing Etch, plasma dicing, deposition and other wafer processing technologies and solutions for the semiconductor and microelectronics industry.	SPTS Omega® Series, SPTS Sigma® Series, SPTS Delta™ Series, SPTS Osprey® Series, Primaxx® Series, Xactix® Series, SPTS Mosaic™ Series, MVD Series.

The PCB and Component Inspection segment enables electronic device manufacturers to inspect, test and measure PCBs, IC substrates and packaged ICs to verify their quality, pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces. The PCB and Component Inspection segment offers a variety of solutions and products, including:

Segment	Technologies	Products
PCB and Component Inspection		
	PCB Direct imaging, inspection, optical shaping, inkjet and additive printing as well as computer-aided manufacturing and engineering solutions for the PCB and IC substrate market.	Serena™, Orbotech Corus™ Series, Orbotech Infinitum™ Series, Orbotech Nuvogo™ Fine/ Nuvogo™ Series, Orbotech Diamond™ Series, Lumina™, Orbotech Ultra Dimension™ Series, Orbotech Ultra Fusion™/ Fusion™ Series, Orbotech Discovery™ II Series, Orbotech Precise™ Series, Orbotech Ultra PerFix™/ PerFix™ Series, Orbotech Neos™ Series, Orbotech Sprint™ Series, Orbotech Magna™ Series, Frontline product family.
	Component Inspection and metrology systems for quality control and yield improvement in advanced and traditional semiconductor packaging markets.	ICOS™ F26x, ICOS™ Tx Series, Zeta™ -5xx/ 6xx.

Services

Our service programs enable our customers in all business sectors to maintain the high performance and productivity of our products through a flexible array of service options. Whether a manufacturing site is producing wafers, reticles, ICs or PCB products, our highly trained service teams collaborate with customers to determine the best products and services to meet technology and business requirements.

Backlog

Our backlog, primarily consisting of sales orders where written customer requests have been received, decreased from $9.83 billion as of June 30, 2024, to $7.86 billion as of June 30, 2025, as many of our capacity constrained suppliers made new investments to meet our growing needs, enabling us to deliver products more quickly than in the pandemic and early post-pandemic periods. Lead-time expectations, particularly from our largest customers, reverted to historical levels from the elevated lead times driven by the post-pandemic induced supply chain disruptions, and demands from a large number of new fabs in Asia normalized following multiple years of strong deliveries. We expect to recognize approximately 71% to 76% of this amount as revenue in the next 12 months, 20% to 25% in the subsequent 12 months and the remainder thereafter, but this estimate is subject to constant change. The amount of backlog and timing of revenue recognition is driven by multiple variables, many of which are beyond our control, such as: changes in government regulations, the readiness of customer fabs, end market needs for capacity, changes in the estimated versus actual start time of customers' projects, timing of delivery and installation dates and supply chain constraints. As customers try to balance the evolution of their technological, production or market needs with the timing and content of orders placed with us, there is increased risk of order modifications, pushouts or cancellations. Our backlog on any particular date does not provide meaningful information about the timing of future revenue recognition.

Manufacturing, Raw Materials and Supplies

We perform system design, assembly and testing in-house and utilize an outsourcing strategy to manufacture components and major subassemblies. Our in-house manufacturing activities consist primarily of assembling and testing components and subassemblies acquired from third-party vendors and integrating those subassemblies into our finished products. Our principal manufacturing activities occur in the U.S., Singapore, Israel, Germany, U. K., Italy and China. Our supply chain strategy incorporates considerations for ethical labor practices, responsible minerals sourcing, and Responsible Business Alliance and SEMI guidelines, and there are increasing regulatory expectations on the environmental, social and/or geographic provenance of materials or components that may at times require us to incorporate further such considerations to our supply chain strategy.

Some critical parts, components and subassemblies (collectively, "parts") that we use are designed by us and manufactured by suppliers in accordance with our specifications, while other parts are standard commercial products. We use numerous vendors to supply parts and raw materials to manufacture and support our products. Although we make reasonable efforts to ensure that these parts and raw materials are available from multiple suppliers, this is not always possible. Certain parts and raw materials included in our systems may be obtained only from a single supplier or a limited group of suppliers. Through our business interruption planning, we endeavor to minimize the risk of production interruption by, among other things, monitoring the financial condition of suppliers of key parts and raw materials, providing financial support and incentives to encourage vendors to increase capacity when required, identifying (but not necessarily qualifying) possible alternative suppliers of such parts and materials, and ensuring adequate inventories of key parts and raw materials are available to maintain manufacturing schedules.

Although we seek to reduce our dependence on sole and limited source suppliers, in some cases the partial or complete loss of certain of these sources, or disruptions within our suppliers' often complex supply chains, could disrupt scheduled deliveries to customers, damage customer relationships and have a material adverse effect on our results of operations.

Competition

The worldwide market for technologically advanced process control, process-enabling and yield management solutions used by semiconductor and electronics manufacturers is highly competitive, with important competitive factors including system performance, ease of use, reliability, technical service and support, and overall cost of ownership. However, we believe that, while the competitive factors listed are important, the customers' overriding requirement is for systems that easily and effectively incorporate automated capabilities into their existing development and manufacturing processes to enhance productivity, improve yields and reduce waste. To remain competitive, we use significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest significantly in product R&D. In each of our product markets, we have many competitors, including companies such as Applied Materials, Inc., ASML Holding N.V., Hitachi High-Technologies Corporation, Onto Innovation, Inc. and Lasertec, Inc., some of which may have greater financial, research, engineering, manufacturing and marketing resources than we have. We expect our competitors to continue to improve the design and performance of their current products and to introduce new products with improved pricing and performance characteristics. We may also face future competition from new market entrants overseas or domestically. Our ability to compete in this area depends upon the continuation of favorable trading relationships between countries in the region and the U.S., and our continuing ability to maintain satisfactory relationships with leading semiconductor companies in the region. We maintain our market position by building long-term relationships with our customers to meet their dynamic needs, as well as anticipating future market demands and enabling our customers to accelerate adoption and production of new technologies, as discussed further in the "Industry" section of this Item 1. Management believes that we are well positioned in the market with our industry-leading portfolio of products and services. However, any loss of competitive position could negatively impact our prices, customer orders, revenue, gross margin and market share. Should this occur, it could negatively impact our operating results and financial condition.

Patents and Other Proprietary Rights

We protect our proprietary technology through reliance on a variety of IP laws, including patent, copyright and trade secret. We have filed and obtained a number of patents in the U.S. and abroad and intend to continue pursuing the legal protection of our technology through IP laws. As of June 30, 2025, we owned over 8,500 active patents in the U.S. and other countries and had over 3,500 U.S. and foreign patent applications pending. Our patents have various terms expiring through 2044. In addition, from time to time, we acquire license rights under U.S. and foreign patents and other proprietary rights of third parties, and we attempt to protect our trade secrets and other proprietary information through confidentiality and other agreements with our customers, suppliers, employees and consultants, and through other security measures.

Although we consider patents and other IP significant to our business, no single patent, copyright or trade secret is essential to us as a whole or to any of our business segments.

No assurance can be given that patents will be issued on any of our applications, that license assignments will be made as anticipated, or that our patents, licenses or other proprietary rights will be sufficiently broad to protect our technology. No assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us with a competitive advantage. In addition, there can be no assurance that we will be able to protect our technology or that competitors will not be able to independently develop similar or functionally competitive technology.

Government Regulations

We are subject to a variety of federal, state and local governmental laws and regulations worldwide, including, but not limited to, laws, rules and regulations related to anti-corruption, antitrust, data privacy requirements, employment, environmental, foreign exchange controls, health and safety requirements, immigration, import/export requirements, IP and tax. Compliance with these laws and regulations does not presently have a material effect on our capital expenditures, financial condition, results of operations or competitive position. Any failure to comply with laws and regulations may subject us to a range of consequences including fines, suspension of certain of our business activities, limitations on our ability to sell our products, obligations to remediate in the case of environmental contamination, and criminal and civil liabilities or other sanctions. Changes in environmental laws and regulations could require us to invest in potentially costly pollution control equipment, alter our manufacturing processes or use substitute materials. Our failure to comply with laws, rules and regulations could subject us to future liabilities.

The recent imposition of tariffs by the U.S. government ("U.S. Tariffs"), along with countermeasures taken by foreign countries, have had an adverse impact on our results of operations, although the impact was not material in fiscal year 2025. There is uncertainty around the ultimate duration, size and substance of the tariffs, including reciprocal actions against the U.S. by other countries.

For information about risks related to government regulations, see Item 1A "Risk Factors" in this Annual Report on Form 10-K.

Environmental, Social and Governance Initiatives

KLA strives to proactively manage and address the ESG topics most important to our stakeholders. Guided by our values, we have integrated ESG considerations into many of our business practices and policies, and work together with our customers, peers, partners and suppliers to promote improvement in human rights, labor, environment, health and safety, anti-corruption, ethics and management system standards within our operations and our supply chain. Our ESG initiatives are another way KLA seeks to deliver long-term value for our stockholders and draw on our core values.

We work across our global footprint to shape a more sustainable future in collaboration with our customers and suppliers. As part of our drive to be better, we have science-based targets to reduce emissions which were validated in 2024 by the Science Based Target Initiative ("SBTi"). Our targets include using 100% renewable electricity across our global operations by 2030, reducing our Scope 1 and 2 emissions by 50% by 2030 and achieving net zero Scope 1 and 2 emissions by 2050. These targets covering Scope 1 and 2 emissions utilize a 2021 baseline.

In January 2025, we entered into a long-term virtual power purchase agreement to purchase a portion of the output generated from a solar energy project for a fixed price. As part of this agreement, we will also receive renewable energy credits commensurate with the power we acquire. These credits allow us to characterize a commensurate portion of our energy usage as deriving from renewable energy, helping to reduce our Scope 2 greenhouse gas ("GHG") emissions, and accelerating the progress towards our targets mentioned above. This agreement had no material impact on our results of operations, financial condition or cash flows during the year ended June 30, 2025.

We understand that sustainability is a shared endeavor across the value chain and broader economy. Beginning in 2023, KLA engages directly with key supply chain partners (as defined by their share of our purchased goods and services emissions) to reduce their contribution to our Scope 3 footprint, align on common goals and enhance overall transparency. Our company-wide Environmental Management Policy underscores complying with applicable environmental laws and standards across company locations globally. In 2023, we established a global waste and water policy to guide our efforts in these spaces as well. KLA recognizes the importance of protecting and respecting our environment and energy resources throughout our operations for future generations, and follows the recommendations of the Task Force on Climate-Related Financial Disclosures, transparently reporting climate-related governance, strategy, risk management, metrics and targets to our stakeholders. We continue to monitor various risks, including climate-related and other ESG-related risks, even if some are not currently expected to have a material impact on KLA's business or financial condition for assessed time horizons.

For more information on ESG, see KLA's 2023 Global Impact Report on our website; however, this citation is provided solely for informational purposes and the content of KLA's 2023 Global Impact Report is expressly not incorporated by reference into this filing. We include details in our 2023 Global Impact Report and other similar disclosures that are not included in this Form 10-K because we seek to be responsive to various areas of interest of our stakeholders; however, such information generally does not, and is not expected to, have a material effect on our capital expenditures, financial condition, results of operations or competitive position. In addition, no assurance can be given that our ESG initiatives will have the intended results or be able to be completed as currently envisioned, whether due to cost, feasibility or other constraints. Our 2024 Global Impact Report is expected to be published in the first quarter of fiscal 2026 and, for the avoidance of doubt, is also not incorporated by reference into this filing.

Human Capital Management

At KLA, our success is driven by the unique tapestry of backgrounds and experiences that all employees bring to the table. We recognize that our competitive advantage is our people and the technology they develop. We believe it is critical to anticipate, attract, grow and inspire talent that exhibits our core values. As talent and retention continue to be a challenging issue for many companies, we strive to work proactively to address these concerns. We also aim to support employees' personal and professional growth. Our talent development programs focus on developing the whole person through comprehensive training offerings, employee engagement programs and health and wellness activities. We work to lead through exceptional training programs and professional development while providing our employees with a safe, secure and healthy environment that enables them to thrive and feel included and empowered.

Our Core Values

At KLA, our core values – demonstrating perseverance; striving to be better; being honest, forthright, and consistent; building high-performing teams; and being indispensable to our customers – serve as a foundation for our relationships with employees, customers, suppliers, and other stakeholders and reflect a commitment to ethical business practices and corporate citizenship in the places where we do business.

Our Workforce

As of June 30, 2025, we had approximately 15,000 regular full-time employees and approximately 200 part-time and temporary employees in facilities located in 18 major regions. Approximately 32% of our regular full-time employees are located in the U.S., 19% in Europe and Middle Eastern countries and 49% in Asia, with approximately 20% engaged in manufacturing, 27% in R&D, 28% in customer service, 5% in sales and marketing and 20% in other roles. None of our employees are represented by a labor union; however, there is a trade union delegation for our employees in Belgium and our employees in the German operations of our MIE and Laser Imaging Systems business units are represented by employee works councils. We have not experienced work stoppages and believe that our employee relations are good.

In fiscal year 2025, our overall employee voluntary turnover rate was under 3.8%.

Compensation and Benefits

At KLA, our talent is the heartbeat of our organization. We value our employees as individuals and aim to recognize and support their needs so they can bring their best selves to work every day. We engage with our employees about what they need to be successful in and beyond the workplace.

We conduct an annual compensation review to ensure our total compensation is competitive and fair relative to our peers and internal standards. We link a significant portion of compensation to Company and business unit performance. A broad base of our employees is eligible for our long-term benefit program, to share in our success, through restricted stock units ("RSU") and an Employee Stock Purchase Plan ("ESPP"). We also provide incentive bonus or profit sharing to employees.

In addition to providing our employees with competitive compensation packages, we provide a range of benefits to support employee well-being. Our benefits are designed to meet the needs of employees and their families and may include leave programs (e.g., paid time off, parental leave and bereavement leave), health coverage, income replacement programs, retirement savings schemes and access to employee assistance and work-life programs, based on local needs and practices. In several regions, we offer programs and opportunities to employees to help improve their health and well-being. KLA's virtual and in-person well-being course offerings encompass physical, financial, and mental health.

Inclusion for All

We believe inclusion is everybody's job, and that making it a reality requires not just policies but also conscious, considerate individual actions, multiplied daily across the organization. Through our ongoing Inclusion for All initiative, we aim to create a sense of belonging that weaves throughout KLA, embracing each individual's backgrounds and experiences, celebrating everyone's perspectives and knitting together teams that drive corporate and personal success.

Learning and Development

We offer our employees opportunities to advance their careers at KLA. We emphasize stretch assignments, on-the-job development, as well as classroom and online training. Our employees have access to a wide range of programs, workshops, classes and resources to help them excel in their careers and share what they know with others. Our performance management process includes performance feedback against goals and a review of key competencies that are needed to be successful at KLA and career development discussions.

We emphasize frequent one-on-one meetings between managers and employees and regular coaching and feedback sessions. Through coaching and mentorship programs, our employees are inspired to push the boundaries of their comfort zones and seek creative solutions.

If our employees pursue external learning opportunities and education, we have tuition reimbursement programs that support that too. Through our partnerships with Stanford University and the University of Michigan, employees can pursue advanced degrees in engineering that are customized for KLA, and the skills and competencies required to support our customers. We also offer a competitive student loan reimbursement program in the U.S.

We have a robust succession planning process especially targeted at director level positions and above. Additionally, our Values in Action training, also targeted at the director level and above, provides further guidance on our values, business ethics and our focus on Inclusion For All. Most of our employees are also required to take annual training courses and regular certifications related to their work, including those pertaining to the environment, data privacy and workplace health and safety.

Employee Engagement

We conduct regular employee surveys to check in with our global workforce and obtain input on several topics. The feedback we receive from these surveys helps us assess employee sentiment, identify areas of improvement and guides our decision-making as it relates to people management. We created action plans and involved our workforce in developing potential solutions to address these top concerns. We created initiatives including global manager communications, individual and team coaching and a training course titled "Engaging with Engagement" to enable continuous improvement in employee engagement. In addition, our executives conduct regular quarterly webcasts that enable all employees to engage with senior leaders and ask questions in an open Q&A session.

Employee Health and Safety

The health and safety of our employees is paramount to our success. We are committed to providing a safe and healthy workplace for all employees. We accomplish this through promoting strict compliance with applicable laws and regulations regarding workplace safety, including recognition and control of workplace hazards, tracking injury and illness rates, utilizing a global travel health program and maintaining detailed emergency and disaster recovery plans.

Our goal is always zero accidents across our facilities, and to achieve that, we conduct proactive risk assessments and audits to constantly improve our efforts. We implemented a global standard for our incidents to promote consistency across our regions, and continually outperform industry averages for injury rates.

We made a commitment to globalize our ISO 45001 (the internationally recognized standard for Occupational Health & Safety Management Systems) certification and expand our ISO 14001 (the internationally recognized standard for Environmental Management Systems) certification beyond our larger sites. In calendar-year 2024, we achieved the certification for ISO 14001 and ISO 45001 across our main production and R&D facilities. As of calendar year-end 2024, our sites in Singapore; Newport, Wales; Milpitas, California; Ann Arbor, Michigan; Weilburg, Germany; and our two Israel locations in Migdal HaEmek and Yavne are certified to ISO 14001 and ISO 45001.

We are focused on reducing safety risks across business units and at corporate sites worldwide. We revised our approach to risk assessments to "risk rank" our own operations. We are utilizing this system not only to measure our own performance, but also to help improve the performance of our supply chain and customers. All new hires are required to complete a health and safety training program. In addition, our service technicians are required to achieve and maintain role-specific safety training certifications. Our excellent safety record, which is less than half of the semiconductor industry average, is a tribute to our employees' efforts, the breadth and depth of our training programs and our dedication to safety policy management.

For more information on Human Capital, see KLA's 2023 Global Impact Report on our website; however, this citation is provided solely for informational purposes, and the content of KLA's 2023 Global Impact Report is expressly not incorporated by reference into this filing.

ITEM 1A. RISK FACTORS

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Risk Factors Summary

The following summarizes the most material risks that make an investment in our securities risky or speculative. If any of the following risks occur or persist, our business, financial condition and results of operations could be materially harmed and the price of our common stock could significantly decline.

Commercial, Operational, Financial and Regulatory Risks

- Our vulnerability to a weakening in the condition of the financial markets and the global economy;

- Risks related to our international operations;

- Laws, rules, regulations or other orders that may limit our ability to sell our products or provide service on products previously sold to certain customers;

- Tariffs and other trade restrictions;

- IP disputes can be expensive and could result in an inability to sell our products in certain jurisdictions;

- Differing stakeholder expectations, requirements and attention to ESG matters, including any targets or other ESG initiatives, could result in additional costs or risks or adversely impact our business;

- We may be unable to attract, onboard and retain key personnel;

- Reliance on third-party service providers could result in disruptions if such third parties cannot perform services for us in a timely manner;

- Cybersecurity incidents could result in the loss of valuable information or assets or subject us to costly disruption, remediation, regulatory investigations, litigation and reputational damage;

- We may face disruptions if we cannot access critical information in a timely manner due to system failures;

- We may not find suitable acquisition candidates or fail to successfully integrate our acquisitions;

- Natural disasters, such as earthquakes, public health crises, acts of terrorism or war or other catastrophic events, and the lack of insurance thereof, could significantly disrupt our operations, including affecting the global supply chain, for lengthy periods of time;

- We are exposed to fluctuations in foreign currency exchange rates, interest rates and the market values of our portfolio investments;

- We are subject to tax and regulatory compliance audits;

- Economic, political or other conditions in the jurisdictions where we earn profits can impact the tax laws and taxes we pay in those jurisdictions, subsequently impacting our effective tax rate, cash flows and results of operations;

- Increased compliance costs with federal securities laws, rules, and regulations, as well as NASDAQ requirements; and

- Changes in accounting pronouncements and laws could have unforeseen effects.

Industry Risks

- We may not be able to keep pace with trends and technological changes in the industries in which we operate;

- We have a highly concentrated customer base;

- Prevailing local and global economic conditions may negatively affect the purchasing decisions of our customers; and

- We are exposed to risks related to the use of AI by us and our competitors.

Business Model and Capital Structure Risks

- We may not be able to maintain our technology advantage or protect our proprietary rights;

- We may not be able to compete with new products introduced by our competitors;

- We may not receive components necessary to build our products in a timely manner;

- We may fail to operate our business in a manner consistent with our business plan;

- We may fail to comply with the covenants in our Revolving Credit Facility (defined below) and Senior Notes (defined below), which could impair our ability to borrow needed funds, or require us to repay debt sooner than we planned;

- We may not have sufficient financial resources to repay our indebtedness when it becomes due, and our leveraged capital structure may divert resources from operations and other corporate uses;

- We may not be able to declare cash dividends at all or in any particular amounts;

- Risks related to our commercial terms and conditions, including our indemnification of third parties, as well as the performance of our products;

- Our government funding for R&D is subject to termination, audit and any further penalties;

- We may incur significant restructuring charges or other asset impairment charges or inventory write-offs;

- We are subject to risks related to receivables factoring arrangements, and compliance risk of certain settlement agreements with the government; and

- Our Amended and Restated Bylaws ("Bylaws") designate the Court of Chancery of the State of Delaware as the sole forum for certain actions, which may discourage claims against the Company.

For a more complete discussion of the material risks facing our business, see below.

Commercial, Operational, Financial and Regulatory Risks

We are exposed to risks associated with a weakening in the condition of the financial markets and the global economy.

Demand for our products is ultimately driven by the global demand for electronic devices by consumers and businesses. Economic uncertainty frequently leads to reduced consumer and business spending, and can cause our customers to decrease, cancel or delay their equipment and service orders. The tightening of credit markets, rising interest rates and concerns regarding the availability of credit can make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of capital equipment, including the products we sell. Reduced demand, combined with delays in our customers' ability to obtain financing (or the unavailability of such financing), has, at times in the past, adversely affected our product and service sales and revenues and, therefore, has harmed our business and operating results, and our operating results and financial condition may again be adversely impacted if economic conditions decline from their current levels.

In addition, a decline in the condition of the global financial markets could adversely impact the market values or liquidity of our investments. Our investment portfolio includes corporate and government securities, money market funds and other types of debt and equity investments. Although we believe our portfolio continues to be comprised of sound investments due to the quality and (where applicable) credit ratings of such investments, a decline in the capital and financial markets or rising interest rates would adversely impact the market value of our investments and their liquidity. If the market value of such investments were to decline, or if we were to have to sell some of our investments under illiquid market conditions, we may be required to recognize an impairment charge on such investments or a loss on such sales, either of which could have an adverse effect on our financial condition and operating results.

If we are unable to timely and appropriately adapt to changes resulting from difficult macroeconomic conditions, our business, financial condition or results of operations may be materially and adversely affected.

A majority of our annual revenues are derived from outside the U.S., and we maintain significant operations outside the U.S. We are exposed to numerous risks as a result of the international nature of our business and operations. We expect these conditions to continue in the foreseeable future.

Managing global operations and sites located throughout the world presents a number of challenges, including, but not limited to:

- Global trade issues and changes in and uncertainties with respect to trade policies, including the ability to obtain required import and export licenses, trade sanctions, tariffs and international trade disputes;

- Political and social attitudes, laws, rules, regulations and policies within countries that favor domestic companies over non-domestic companies, including customer- or government-supported efforts to promote the development and growth of local competitors;

- Ineffective or inadequate legal protection of IP rights in certain countries;

- Managing cultural diversity and organizational alignment;

- Exposure to the unique characteristics of each region in the global market, which can cause capital equipment investment patterns to vary significantly from period to period;

- Periodic local or international economic downturns;

- Potential adverse tax consequences, including withholding tax rules that may limit the repatriation of our earnings, and higher effective income tax rates in foreign countries where we do business;

- Compliance with customs regulations in the countries in which we do business;

- Existing and potentially new tariffs or other trade restrictions and barriers (including those applied to our products, spare parts and services, or to parts and supplies that we purchase);

- Political instability, geopolitical tensions, natural disasters, legal or regulatory changes, acts of war such as the wars between Russia and Ukraine and the military conflicts in the Middle East and further escalation thereof, or terrorism in regions where we, our customers or our suppliers have operations or where we or they do business;

- Rising inflation and fluctuations in interest and currency exchange rates may adversely impact our ability to compete on price with local providers or the value of revenues we generate from our international business. Although we attempt to manage some of our near-term currency risks through the use of hedging instruments, there can be no assurance that such efforts will be adequate;

- Slowing growth, increased unemployment changes in fiscal and/or monetary policies in the countries where we operate;

- Our ability to receive prepayments for certain of our products and services sold in certain jurisdictions. These prepayments increase our cash flows for the quarter in which they are received. If our practice of requiring prepayments in those jurisdictions changes or deteriorates, our cash flows would be harmed;

- Required refunds for customer prepayments resulting from our inability to ship to certain jurisdictions, especially for customers in China, as described in more detail below. If we are required to make such refunds, our cash flows could be negatively affected;

- Longer payment cycles and difficulties in collecting accounts receivable outside of the U.S.;

- Difficulties in managing foreign distributors (including monitoring and ensuring our distributors' compliance with applicable laws); and

- Inadequate protection or enforcement of our IP and other legal rights in foreign jurisdictions.

Any of the factors above could have a significant negative impact on our business and results of operations.

Over the past several years, there have been a variety of rules and regulations issued by Commerce that have had an impact on our ability to sell certain products and provide certain services to certain customers in China. These rules and regulations may significantly harm our business, results of operations, financial condition and cash flows in future periods, unless we are able to obtain required licenses.

We maintain significant operations outside the United States, and existing and evolving trade restrictions imposed by the U.S. and other governments could significantly disrupt our global operations. The U.S. government has tightened export controls for commodities, software, and technology (collectively, "items") destined to China over the past several years. These controls have included, for example, restrictions on exporting certain items to military end users and for military end uses, the addition of numerous entities to the U.S. Entity List (a list of parties that are generally ineligible to receive U.S.-regulated items without prior licensing from Commerce), and the creation of new licensing requirements that apply to the export, re-export, and transfer of certain foreign-made items that are the direct product of U.S. origin technology or produced by a plant or major component of a plant that itself is the direct product of U.S. origin technology and which are destined to Huawei or its affiliates and other specified companies on the U.S. Entity List, and other facilities in China where the production of advanced node IC occurs.

In October 2022, Commerce published the 2022 BIS Rules (the "2022 BIS Rules") that introduced restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses. These rules impose restrictions on our ability to sell, ship and support certain equipment and otherwise conduct business with certain counterparties, primarily including China-based companies involved in advanced semiconductor manufacturing. Further, the 2022 BIS Rules impose restrictions on the activities of U.S. persons with respect to certain items that are not subject to the Export Administration Regulations ("EAR"), which departs from Commerce's typical practice of controlling items that are subject to the EAR, and could further restrict our ability to conduct business in China. In October 2023, Commerce issued the 2023 BIS Rules (the "2023 BIS Rules") designed to update export controls on advanced computing semiconductors and semiconductor manufacturing equipment, as well as items that support supercomputing applications and end-uses, to certain D1, D4 and/or D5 countries in Supplement No. 1 of Part 740 of the U.S. EAR, including China. The 2023 BIS Rules adjust the parameters included in the 2022 BIS Rules that determine whether an advanced computing chip is restricted and impose new measures to address risks of circumvention of the controls established by the 2022 BIS Rules.

In December 2024 and January 2025, Commerce again issued incremental 2024 BIS Rules and 2025 BIS Rules, adding even more companies to the U.S. Entity List and revising the definition of advanced DRAM, further restricting our ability to provide certain items and services to facilities in China producing advanced DRAM ICs. Commerce may continue to add China-based entities to the U.S. Entity List and impose other end use or end user export restrictions, which could disrupt or prevent our product shipment, and further disrupt our revenue recognition, business operations and our ability to support our customers in China.

These rules and regulations may significantly harm our business unless we are able to obtain required licenses. We will continue to apply for export licenses, when required, in an effort to avoid disruption to our and our customers' operations, but there can be no assurance that export licenses applied for by either us or our customers, now or in the future, will be granted. To the extent Commerce does issue licenses to us or to our customers, such licenses may have a short duration or require us to satisfy various conditions. If pending and future export license applications are not granted, or additional restrictions are imposed, or if regulators adopt new interpretations of existing regulations, the potential impact on us could be material by disrupting our supply chain and product shipment, impairing our ability to complete product development in a timely manner, or our ability to support existing customers of covered products or supply customers of covered products outside the impacted regions, and requiring us to transition certain operations out of one or more of the identified countries. Failure to obtain export licenses have harmed and could continue to harm our backlog, requiring us to return substantial deposits received from customers in China for purchase orders, and/or further limiting our ability to meet our contractual obligations and sell our products or provide services to our customers in China. In addition, the U.S. export restrictions on semiconductors and semiconductor technology to China and Chinese customers may reduce the need for our products and make it easier for our China-based competitors to develop and sell their own products and take market share from us.

We may lose revenue in future periods related to anticipated sales to customers in China unless we are able to replace their orders with other customer orders for which either an export license has been obtained or is not required. Our revenue from sales of products and provision of services to customers in China was 33%, 43% and 27% for fiscal years 2025, 2024 and 2023, respectively, and future revenue from China as a percentage of our overall revenue may decline as a result of the current and future Commerce rules and regulations.

Additionally, the Chinese government has adopted, and may further adopt, new regulations, in response to U.S. government actions, which could adversely affect our ability to do business in China.

We have controls and procedures designed to maintain compliance with U.S. and other applicable export control laws and regulations; however, we cannot guarantee that such controls and procedures will be successful in preventing violations or allegations of violations, of increasingly complex and often conflicting regulations worldwide. The complexity and evolving nature of the rules and regulations, and the fact that Commerce or other relevant regulators might adopt interpretations of regulations that differ from those of the Company, increase our risk of non-compliance.

Any violations by us of applicable export laws and regulations could result in significant civil and criminal penalties, including fines and criminal proceedings against the Company or responsible employees, a denial of export privileges, suspension or debarment. Our employees, customers, suppliers or other third parties with whom we work may also engage in conduct for which the Company might be held responsible. We could face significant compliance, litigation or settlement costs and diversion of management's attention from our business as a result. Further, the Company may be subject to negative publicity or reputational harm, resulting in reduced demand for our products, employee attrition and other negative impact on our business, results of operations, financial condition and cash flows.

Recently announced and future U.S. tariffs or other restrictions placed on imports, retaliatory trade measures taken by other countries and resulting trade wars may have a material adverse impact on our results of operations.

In 2025, the U.S. implemented a number of tariffs on goods imported into the U.S., on a country and industry-specific basis (including aluminum, copper and steel). While some of the U.S. Tariffs have been paused, certain U.S. Tariffs are currently in effect, including a base tariff on nearly all imports into the U.S., certain reciprocal tariffs by country, and certain sectoral tariffs on copper, aluminum and steel, among others. In retaliation to the tariffs imposed on U.S. imports, a number of other countries announced reciprocal tariffs on goods imported from the U.S. While most countries paused their reciprocal tariffs on U.S. imported goods, those reciprocal tariffs could be reinstated at any time. Tariffs imposed by the U.S. on goods imported into the U.S. and tariffs imposed by other countries on U.S. goods imported into those countries may continue to evolve.

In April 2025, Commerce announced the initiation of investigations into the effects on U.S. national security of imports of semiconductors under Section 232 of the Trade Expansion Act of 1962. The scope of the investigations include semiconductors, semiconductor manufacturing equipment and their derivative products including semiconductor substrates and bare wafers, legacy chips, leading-edge chips, microelectronics and other components. While the results of the investigations are currently unknown, they may result in additional tariffs and trade restrictions which may adversely impact our business.

The U.S. Tariffs have increased our cost of revenues due to the increase in the cost of importing foreign sourced components to our U.S. facilities to build the products that we manufacture in the U.S. Tariffs imposed on U.S. goods by other countries may harm demand for our products from customers in those regions, or may cause our customers in those regions to push out or cancel previously placed purchase orders. In addition, we have had to return deposits given to us by our customers upon cancellation of their purchase orders. Moreover, tariffs can make it difficult for us and our customers and suppliers to make and execute business and capital equipment investment plans or increase supply chain complexity, which may have an impact on our ability to source the materials necessary to manufacture our products.

Our efforts to address these risks, such as through operational adjustments and pricing strategies, may not be successful. Such efforts may need time to take effect and may have an adverse impact on our results of operations.

Unless rescinded or exemptions apply, tariffs and any escalations in the trade war could significantly harm our business, financial condition and results of operations.

We might be involved in claims or disputes related to IP or other confidential information that may be costly to resolve, prevent us from selling or using the challenged technology and seriously harm our operating results and financial condition.

As is typical in the industries in which we serve, from time to time we have received communications from other parties asserting the existence of patent rights, copyrights, trademark rights or other IP rights which they believe cover certain of our products, processes, technologies or information. In addition, we occasionally receive notification from customers who believe that we owe them indemnification or other obligations related to IP claims made against such customers by third parties. With respect to IP infringement disputes, our customary practice is to evaluate such infringement assertions and to consider whether to seek licenses where appropriate. However, there can be no assurance that licenses will be granted or, if granted, will be on acceptable terms or that costly litigation or other administrative proceedings will not occur. The inability to obtain necessary licenses or other rights on reasonable terms could seriously harm our results of operations and financial condition. Furthermore, we may potentially be subject to claims by customers, suppliers or other business partners, or by governmental law enforcement agencies, related to our receipt, distribution and/or use of third-party IP or confidential information. Legal proceedings and claims, regardless of their merit, and associated internal investigations with respect to IP or confidential information disputes are often expensive to prosecute, defend or conduct; may divert management's attention and other Company resources; and/or may result in restrictions on our ability to sell our products, settlements on significantly adverse terms or adverse judgments for damages, injunctive relief, penalties and fines, any of which could have a significant negative effect on our business, results of operations and financial condition. There can be no assurance regarding the outcome of future legal proceedings, claims or investigations. The instigation of legal proceedings or claims, our inability to favorably resolve or settle such proceedings or claims, or the determination of any adverse findings against us or any of our employees in connection with such proceedings or claims could materially and adversely affect our business, financial condition and results of operations, as well as our business reputation.

We are exposed to various risks related to the legal, regulatory and tax environments in which we perform our operations and conduct our business.

We are subject to various risks related to compliance with laws, rules and regulations enacted by legislative bodies and/or regulatory agencies in the countries in which we operate and with which we must comply, including environmental, safety, antitrust, anti-corruption/anti-bribery, unclaimed property, conflict minerals and other responsible sourcing practices, economic sanctions and export control regulations. We have policies and procedures designed to promote compliance with applicable laws, but there can be no assurance our policies and procedures will prove completely effective in ensuring compliance by all our personnel, business partners and representatives, for whose misconduct we may under some circumstances be legally responsible. Our failure or inability to comply with existing or future laws, rules or regulations in the countries in which we operate could result in government investigations and/or enforcement actions, which could result in significant financial cost (including investigation expenses, defense costs, assessments and criminal or civil penalties), reputational harm and other consequences that may adversely affect our operating results, financial condition and ability to conduct our business. For instance, in response to the war between Russia and Ukraine, the U.S., European Union and other countries have imposed sanctions against Russia, Belarus and certain other regions, entities and individuals, and may impose additional sanctions, export controls or other measures. The imposition of sanctions, export controls and other measures could adversely impact our business including preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers.

Additionally, we are subject to various domestic and international environmental laws and regulations, including those that control and restrict the use, transportation, emission, discharge, storage, and disposal of certain chemicals, gases and other substances. Current and proposed restrictions on per- and polyfluoroalkyl substances ("PFAS") may negatively impact our supply chain due to potentially decreased availability, or non-availability, of PFAS-containing products or commercially feasible alternatives. Any failure to comply with applicable environmental laws, regulations or requirements may subject us to a range of consequences, including fines, suspension of certain of our business activities, limitations on our ability to sell our products, obligations to remediate environmental contamination, and criminal and civil liabilities or other sanctions. Some of these laws impose strict liability for certain releases, which may require us to incur costs regardless of fault or the legality of actions at the time of release. In addition, changes in environmental laws and regulations (including any relating to climate change and GHG emissions) could require us, or others in our value chain, to install additional equipment, alter operations to incorporate new technologies or processes, or revise process inputs, among other things, which may cause us to incur significant costs or otherwise adversely impact our business performance. Various agencies and governmental bodies have expressed particular interest in promulgating rules relating to climate change or other sustainability matters. For example, policymakers in the European Union, the State of California and elsewhere have adopted, or are considering adopting, various legal requirements on disclosures or other actions on certain climate or other sustainability matters. We also face increasing complexity in our manufacturing, product design and procurement operations as we adjust to new and prospective requirements relating to the composition of our products, including restrictions on lead and other substances and requirements to track the sources, production methods, or provenance of certain metals and other materials. The cost of complying, or failing to comply, with these and other regulatory requirements or contractual obligations could adversely affect our operating results, financial condition and ability to conduct our business.

From time to time, we may receive inquiries, subpoenas, investigative demands or audit notices from governmental or regulatory bodies, or we may make voluntary disclosures, related to legal, regulatory or tax compliance matters, and these matters may result in significant financial cost (including investigation expenses, defense costs, assessments and criminal or civil penalties), reputational harm and other consequences that could materially and adversely affect our operating results and financial condition. In addition, we may be subject to new or amended laws, including laws that conflict with other applicable laws, which may impose compliance challenges and create the risk of non-compliance.

In addition, we may from time to time be involved in legal proceedings or claims regarding employment, immigration, contracts, product performance, product liability, antitrust, ESG, IP, export controls, cybersecurity and data privacy, tax, securities, unfair competition and other matters. These legal proceedings and claims, regardless of their merit, may be time-consuming and expensive to prosecute or defend, divert management's attention and resources, and/or inhibit our ability to sell our products. There can be no assurance regarding the outcome of current or future legal proceedings or claims, which could adversely affect our operating results, financial condition and ability to operate our business.

Differing expectations, requirements and attention to ESG matters from our stakeholders, including any targets or other ESG initiatives, could result in additional costs or risks or adversely impact our business.

Certain investors, capital providers, shareholder advocacy groups, other market participants, customers and other stakeholder groups have focused on companies' ESG initiatives, including those regarding climate change, human rights and inclusion and diversity, among others. This has increased, and may in the future continue to increase, certain of our compliance and disclosure costs, and may also result in further impacts on our business, financial condition or results of operations, including changes in demand for certain types of products.

From time to time, we create and publish voluntary disclosures regarding ESG matters. Identification, assessment and disclosure of such matters is complex. Many of the statements in such voluntary disclosures are based on our expectations and assumptions, which may require substantial discretion and forecasts about costs and future circumstances. Additionally, expectations regarding companies' management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control.

Although we have engaged, and expect to continue to engage, in certain voluntary ESG initiatives, to improve the ESG profile of our operations and product offerings, we cannot guarantee that such efforts will have the intended results, including whether we are able to measure and disclose related data of sufficient quality or timeliness or in accordance with particular methodological practices. For example, we have adopted certain GHG emissions reduction targets for Scope 1, 2 and 3 emissions. Although several of these goals have been validated by SBTi, our estimates concerning the timing and cost of implementing our goals are subject to risks and uncertainties, some of which are outside of our control. In addition, standards for calculating and disclosing emissions and other sustainability metrics continue to evolve, which can result in inconsistencies or other changes to data over time, revisions to our strategies and targets, or our ability to achieve them, subjecting us to additional scrutiny. Standards for ESG metrics and reporting continue to evolve due to a variety of factors, and our disclosures are expected to evolve as well, whether in response to regulatory requirements or otherwise; however, we cannot guarantee that our approach will align with any particular methodology or stakeholder expectations. Any failure, or perceived failure, to disclose in keeping with best practices, regulations, or other stakeholder expectations or to successfully achieve our voluntary goals, or the manner in which we achieve some or any portion of our goals, could adversely impact our reputation or, to the extent related to our sustainability-linked capital sources, financial condition and results of operations.

Our ESG efforts have included, and may in the future include further adoption, or expansion, of certain ESG practices or policies, which may require us to expend additional resources to implement or to forego certain business opportunities to the extent others in our value chain do not meet pertinent requirements of such policies. By contrast, any failure, or perceived failure, to conform to such policies could have an adverse impact on our reputation and business activities. Our performance may be subject to greater scrutiny as a result of our announcement of any goals or policies and the publication of our performance against the same. Stakeholders may have different, and at times conflicting, expectations. While some external sources may seek to pressure us to adopt additional or more aggressive ESG initiatives, there are simultaneous efforts by others to reduce companies' efforts on such matters. Such proponents and opponents of ESG matters are increasingly resorting to activism or litigation to advance their perspectives. In addition, as noted above, regulators, including European Union and State of California, have adopted, or are considering adopting, regulations regarding ESG matters, including, but not limited to, climate change-related matters. Such regulatory approaches are not uniform, which may increase the cost and complexity of compliance. Addressing stakeholder expectations, including regulations, entails costs and any failure to successfully navigate such expectations may result in reputational harm, loss of customers or contracts, potential regulatory or investor engagement, or other adverse impacts to our business. Such ESG matters also impact at least certain of our suppliers and customers, which may compound or cause new impacts on our business, financial condition or results of operations.

We depend on key personnel to manage our business effectively, and if we are unable to attract, retain and motivate our key employees, our sales and product development could be harmed.

Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance for any of our employees. The expansion of high technology companies worldwide and the elevated demand for talent from the growth in the demand for semiconductors in recent years has increased demand and competition for qualified personnel. Competition for engineering and other technical personnel in many areas of the world in which we operate is especially intense due to the proliferation of technology companies worldwide. Our competitors have targeted individuals in our organization who have desired skills and experience. In addition, current or future immigration laws, policies or regulations may limit our ability to attract, hire and retain qualified personnel. If we are unable to attract, onboard and retain key personnel, or if we are not able to attract, assimilate, onboard and retain additional highly qualified employees to meet our current and future needs, our business and operations could be harmed.

We outsource a number of services to third-party service providers, which decreases our control over the performance of these functions. Disruptions or delays at our third-party service providers could adversely impact our operations.

We outsource a number of services, including our transportation, information systems management and logistics management of spare parts and certain accounting and procurement functions, among others, to domestic and overseas third-party service providers. While outsourcing arrangements may lower our cost of operations, they also reduce our direct control over the services rendered. It is uncertain what effect such diminished control will have on the quality or quantity of products delivered or services rendered, on our ability to quickly respond to changing market conditions, or on our ability to ensure compliance with all applicable domestic and foreign laws and regulations. In addition, many of these outsourced service providers, including certain hosted software applications that we use for confidential data storage, may employ cloud computing technology and other systems. These providers may be susceptible to "cyber incidents," such as software vulnerabilities, cyber-attacks aimed at theft of sensitive data, inadvertent cyber-security compromises, attacks aimed at operational disruption at the target or third-party service providers, all of which are outside of our control. If we do not effectively develop and manage our outsourcing strategies, if required export and other governmental approvals are not timely obtained, if our third-party service providers pass on the cost of inflation to us or do not perform as anticipated, or do not adequately maintain operational resilience or fail to protect our data from cyber-related security breaches, or if there are delays or difficulties in enhancing business processes, we may experience operational difficulties (such as limitations on our ability to ship products), increased costs, manufacturing or service interruptions or delays, loss of IP rights or other sensitive data, quality and compliance issues, and challenges in managing our product inventory or recording and reporting financial and management information, any of which could materially and adversely affect our business, financial condition and results of operations.

We depend on information technology for our business and are exposed to risks related to cybersecurity threats and cyber incidents affecting our, our customers', suppliers' and other service providers' systems and networks.

In the conduct of our business, we and certain of our third-party providers collect, use, transmit and store data on information systems and networks, including systems, software, hardware and networks owned and maintained by KLA and/or by third-party providers (collectively, "IT Systems"). This data includes confidential information, transactional information and IP belonging to us, our customers and our business partners, as well as personal information of individuals (collectively, "Confidential Information"). We also integrate and use certain third-party services and products, including software, in our IT Systems, and such third-party products, services and systems are beyond our control. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as diverse attack vectors, such as computer viruses, bugs, ransomware and other malware, technological errors and known and unknown vulnerabilities in our software and systems and those of third parties, cyber-related security breaches and similar disruptions from unauthorized intrusions, tampering, misuse or criminal acts made directly against our systems or networks, or through our third-party providers or the supply chain, including social engineering, phishing, or other events or developments that we may be unable to anticipate or fail to mitigate, including, but not limited to, financial fraud, including check fraud, vulnerabilities or misconfigurations in our IT Systems. In addition, insider actors, malicious or otherwise, could misappropriate our Confidential Information, compromise our IT Systems, tamper with our products or otherwise cause disruptions to our business operations. Moreover, we have acquired and continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which may expose us to significant cybersecurity, operational and financial risks. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We and our third-party providers regularly experience cyber-attacks and events and on occasion incidents involving unauthorized access to IT Systems and Confidential Information and, although no such attacks, events or incidents have materially impacted our operations or financial results to date, there can be no assurance that such attacks, events or incidents will not be material to KLA in the future. Because the techniques used to perpetrate cyberattacks and other security incidents change frequently and increasingly leverage technologies such as AI, cyber-attacks may not be recognized until launched against a target and are increasingly designed to circumvent controls, avoid detection and remove or obfuscate forensic artifacts. As such, we may be unable to anticipate these techniques, implement adequate preventative measures, or adequately identify, investigate and recover from cybersecurity incidents. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. We strive to prioritize the remediation of identified security vulnerabilities based on known and anticipated risks, and we aim to patch vulnerabilities within reasonable timeframes. However, we are unable to comprehensively identify all vulnerabilities (particularly as related to third-party software and systems), apply patches or confirm that mitigating measures are in place, or ensure that any patches will be applied by us or our third parties before exploitation by a threat actor. If attackers are able to exploit vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our IT Systems and Confidential Information. Moreover, AI may be used to generate cyberattacks as AI capabilities improve and are increasingly adopted. These attacks crafted with AI tools could directly attack our IT Systems or Confidential Information with greater speed and/or efficiency than a human threat actor or create more effective phishing emails. In addition, the threat could be introduced from the result of us, our customers or business partners incorporating AI into our respective businesses, for example, introducing malicious code by incorporating AI generated source code.

Any impact to the availability, integrity or confidentiality of our IT Systems of Confidential Information can materially adversely impact our business, operations and financial condition directly, or indirectly by impacting third parties in the supply chain, in many potential ways: disruptions to operations; misappropriation, corruption or theft of Confidential Information; misappropriation of funds and Company assets; reduced value of our investments in research, development and engineering; litigation (including class action lawsuits) with, or payment of damages to, third parties; reputational damage; costs to comply with regulatory inquiries or actions; data privacy issues; costs to rebuild our IT Systems or restore our Confidential Information; and increased cybersecurity protection and remediation costs. Cybersecurity incidents affecting our customers could result in substantial delays in our ability to ship to those customers or install our products, which could result in delays in revenue recognition or the cancellation of orders, and cybersecurity incidents affecting our suppliers could result in substantial delays in our ability to obtain necessary components for our products from those suppliers, which could hamper our ability to ship our products to our customers and service them, harming our results of operations. For example, in February 2023, one of our suppliers experienced a ransomware event that caused delays in its manufacturing operations, resulting in its shipment delays to us for components we ordered, which in turn caused delays in some of our outbound shipments during the quarter. Similar events could cause disruptions in the future.

We carry insurance that provides limited protection against the potential losses arising from a cybersecurity incident, but it will not likely cover all such losses, and the losses it does not cover may be significant.

We rely upon certain critical information systems for our daily business operations. Our inability to use or access our information systems at critical points in time could unfavorably impact our business operations.

Our global operations are dependent upon certain information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. System failures or malfunctions, such as difficulties with our customer and supplier relationship management systems, could disrupt our operations and our ability to timely and accurately process and report key components of our financial results. Our enterprise resource planning ("ERP") system is integral to our ability to accurately and efficiently maintain our books and records, record transactions, provide critical information to our management, and prepare our financial statements. Any disruptions or difficulties that may occur in connection with our ERP system or other systems (whether in connection with the regular operation, periodic enhancements, modifications or upgrades of such systems or the integration of our acquired businesses into such systems, or due to cybersecurity events such as ransomware attacks, including attacks on the information systems of our business partners and other third parties) could adversely affect our ability to complete important business processes, such as the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Any of these events could have an adverse effect on our business, operating results and financial condition.

Acquisitions are an important element of our strategy but, because of the uncertainties involved, we may not find suitable acquisition candidates and we may not be able to successfully integrate and manage acquired businesses. We are also exposed to risks in connection with strategic alliances or collaborative arrangements.

In addition to our efforts to develop new technologies from internal sources, part of our growth strategy is to pursue acquisitions and acquire new technologies from external sources. We may also enter into definitive agreements for and consummate acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. There can be no assurance that we will find suitable acquisition candidates, that we can close such acquisitions or that acquisitions we complete will be successful. In addition, we may use equity to finance future acquisitions, which would increase our number of shares outstanding and be dilutive to current stockholders.

If we are unable to successfully integrate and manage acquired businesses, if the costs associated with integrating the acquired businesses exceeds our expectations, or if acquired businesses perform poorly, then our business and financial results may suffer. It is possible that the businesses we have acquired, as well as businesses we may acquire in the future, may perform worse than expected or prove to be more difficult to integrate and manage than anticipated. In addition, we may face other risks associated with acquisition transactions that may lead to a material adverse effect on our business and financial results, including:

- We may have to devote unanticipated financial and management resources to acquired businesses;

- The combination of businesses may result in the loss of key personnel or an interruption of, or loss of momentum in, the activities of our Company and/or the acquired business;

- We may not be able to realize expected operating efficiencies or product integration benefits from our acquisitions;

- We may experience challenges in entering into new market segments for which we have not previously manufactured and sold products;

- We may face difficulties in coordinating geographically separated organizations, systems and facilities;

- The customers, distributors, suppliers, employees and others with whom the companies we acquire have business dealings may have a potentially adverse reaction to the acquisition;

- We may have difficulty implementing a cohesive framework of controls, procedures and policies appropriate for a larger, U.S.-based public company at companies that, prior to acquisition, may not have as robust controls, procedures and policies, particularly with respect to the effectiveness of cyber and information security practices and incident response plans, compliance with data privacy and protection and other laws and regulations, and compliance with U.S.-based economic policies and sanctions that may not have previously been applicable to the acquired company's operations;

- We may have to write off goodwill or other intangible assets; and

- We may incur unforeseen obligations or liabilities in connection with acquisitions including, but not limited to, cybersecurity risks associated with integrating our networks or systems with those of acquired entities.

At times, we may also enter into strategic alliances or collaborative arrangements with customers, suppliers or other business partners with respect to development of technology and IP. These projects typically require significant investments of capital and exchange of proprietary, highly sensitive information. The success of these alliances and arrangements depends on various factors over which we may have limited or no control, including the other party's discretion in determining the efforts and resources they will apply to the project, and requires ongoing and effective cooperation with our strategic partners and collaborators. Mergers, acquisitions, strategic alliances and collaborative arrangements are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and operating results.

Disruption of our manufacturing facilities or other operations or those of our suppliers, or in the operations of our customers, due to climate change, earthquake, flood, other natural catastrophic events, public health crises or terrorism could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers and could seriously harm our business.

We have significant manufacturing operations in the U.S., Singapore, Israel, Germany, U. K., Italy and China. In addition, our business is international in nature, with our sales, service and administrative personnel and our customers and suppliers located in numerous countries throughout the world. Operations at our manufacturing facilities and our assembly subcontractors and those of our suppliers, as well as our other operations and those of our customers, are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, public health crises, fire, earthquake, volcanic eruptions, drought, storms, extreme temperatures, energy shortages, spikes in energy demand or power blackouts, disruptions in the availability of water necessary for our operations (including, but not limited to, in areas of relatively high water stress), flooding or other natural disasters. Certain of these events may become more frequent or intense as a result of climate change, or other environmental or social issues, which may in some instances also contribute to chronic changes such as sea-level rise or changes to meteorological or hydrological patterns that may also disrupt our or our suppliers' operations or otherwise adversely impact our business. Such disruption has caused (as with the COVID-19 pandemic, for example) and could in the future cause inefficiencies in our workforce and delays in, among other things, shipments of products to our customers, our ability to perform services requested by our customers, the ability of our suppliers to supply us components for our products in a timely manner, or the timely installation and acceptance of our products at customer sites. Such disruptions could also induce illiquidity for our customers and suppliers, further straining our supply chain and causing continued uncertainty in customers' abilities to pay for the products they purchase and their demand for our products and services. In case of any disruptions in our supply chain, we may need to commit to increased purchases and provide longer lead times to secure critical components, which could increase inventory obsolescence risk.

We cannot provide any assurance that alternate means of conducting our operations (whether through alternate production capacity or service providers or otherwise) would be available if a major disruption were to occur or that, if such alternate means were available, they could be obtained on favorable terms.

We maintain a program of insurance coverage for a variety of property, casualty and other risks. The types and amounts of insurance we obtain vary depending on availability, cost and decisions with respect to risk retention. Some of our policies have broad exclusions. In addition, one or more of our insurance providers may be unable or unwilling to continue to provide certain coverage in the future or pay a claim. Losses not covered by insurance may be large, which could harm our results of operations and financial condition. Even where insured, there is a risk that an insurer may deny or limit coverage or may become financially incapable of covering claims.

In addition, as part of our cost-cutting actions, we have consolidated several operating facilities. Our California operations are now primarily centralized in our Milpitas facility. The consolidation of our California operations into a single campus could further concentrate the risks related to any of the disruptive events described above, such as acts of war or terrorism, earthquakes, fires or other natural disasters, if any such event were to impact our Milpitas facility.

We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war. If international political instability or geopolitical tensions continue or increase, our business and results of operations could be harmed.

The threat of terrorism targeted at, or acts of war in, the regions of the world in which we do business increases the uncertainty in our markets. Any act of terrorism or war that affects the economy or the industries we serve could adversely affect our business. Increased international political instability or geopolitical tensions in various parts of the world, disruption in air transportation and further enhanced security measures as a result of terrorist attacks may hinder our ability to do business and may increase our costs of operations. We maintain significant operations in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility varying in degree and intensity has led to security and economic challenges for Israel. Persistent hostilities involving Iran and Iran-backed groups, including Hezbollah in Lebanon and Hamas in the Gaza Strip, have involved missile strikes against civilian targets in various parts of Israel and attacks on marine vessels traversing the Red Sea. Disruptions in shipping routes in the Red Sea could result in delays in shipping our products to customers, which could delay the timing of revenue recognition. In addition, some of our employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces, and may be called to active military duty in emergency circumstances. We cannot assess the impact that emergency conditions in Israel may have on our business, operations, financial condition or results of operations, but it could be material. Instability in any region could directly impact our ability to operate our business (or our customers' ability to operate their businesses), cause us to incur increased costs in transportation, make such transportation unreliable, increase our insurance costs, and cause international currency markets to fluctuate. Instability in any region could also have the same effects on our suppliers and their ability to timely deliver their products. Our insurance does not cover losses we suffer attributable to war. If international political instability and geopolitical tensions continue or increase in any region in which we do business, our business and results of operations could be harmed.

We self-insure certain risks including earthquake risk. If one or more of the uninsured events occurs, we could suffer major financial loss.

We purchase insurance to help mitigate the economic impact of certain insurable risks; however, certain risks are uninsurable, are insurable only at significant cost or cannot be mitigated with insurance. Accordingly, we may experience a loss that is not covered by insurance, either because we do not carry applicable insurance or because the loss exceeds the applicable policy amount or is less than the deductible amount of the applicable policy. For example, we do not currently hold earthquake insurance. An earthquake could significantly disrupt our manufacturing operations, a significant portion of which are conducted in California, an area highly susceptible to earthquakes. It could also significantly delay our research and engineering efforts on new products, much of which is also conducted in California. We take steps to minimize the damage that would be caused by an earthquake, but there is no certainty that our efforts will prove successful in the event of an earthquake. We self-insure earthquake risks because we believe this is a prudent financial decision based on our cash reserves and the high cost and limited coverage available in the earthquake insurance market. Certain other risks are also self-insured either based on a similar cost-benefit analysis, or based on the unavailability of insurance. If one or more of the uninsured events occurs, we could suffer major financial loss.

We are exposed to foreign currency exchange rate fluctuations. Although we hedge certain currency risks, we may still be adversely affected by changes in foreign currency exchange rates or declining economic conditions in these countries.

We have some exposure to fluctuations in foreign currency exchange rates, primarily the Japanese Yen, the euro, the pound sterling and the new Israeli shekel. We have international subsidiaries that operate and sell our products globally. In addition, an increasing proportion of our manufacturing activities are conducted outside of the U.S., and many of the costs associated with such activities are denominated in foreign currencies. We routinely hedge our exposures to certain foreign currencies with certain financial institutions in an effort to minimize the impact of certain currency exchange rate fluctuations, but these hedges may be inadequate to protect us from currency exchange rate fluctuations. To the extent that these hedges are inadequate, or if there are significant currency exchange rate fluctuations in currencies for which we do not have hedges in place, our reported financial results or the way we conduct our business could be adversely affected. Furthermore, if a financial counterparty to our hedges experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material financial losses.

We are exposed to fluctuations in interest rates and the market values of our portfolio investments, and an impairment of our investments could harm our earnings. In addition, we and our stockholders are exposed to risks related to the volatility of the market for our common stock.

Our investment portfolio primarily consists of both corporate and government debt securities that are susceptible to changes in market interest rates and bond yields. As market interest rates and bond yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. An impairment of the fair market value of our investments, even if unrealized, must be reflected in our financial statements for the applicable period and may, therefore, have a material adverse effect on our results of operations for that period.

In addition, the market price for our common stock is volatile and has fluctuated significantly during recent years. The trading price of our common stock could continue to be highly volatile and fluctuate widely in response to various factors, including, without limitation, conditions in the semiconductor industry and other industries in which we operate, fluctuations in the global economy or capital markets, our operating results or other performance metrics, or adverse consequences experienced by us as a result of any of the risks described elsewhere in this Item 1A. Volatility in the market price of our common stock could cause an investor in our common stock to experience a loss on the value of their investment in us and could also adversely impact our ability to raise capital through the sale of our common stock or to use our common stock as consideration to acquire other companies.

We are exposed to risks in connection with tax and regulatory compliance audits in various jurisdictions.

We are subject to tax and regulatory compliance audits (such as related to customs or product safety requirements) in various jurisdictions, and such jurisdictions may assess additional income or other taxes, penalties, fines or other prohibitions against us. Although we believe our tax estimates are reasonable and that our products and practices comply with applicable regulations, the final determination of any such audit and any related litigation could be materially different from our historical income tax provisions and accruals related to income taxes and other contingencies. The results of an audit or litigation could have a material adverse effect on our operating results or cash flows in the period or periods for which that determination is made.

A change in our effective tax rate can have a significant adverse impact on our business.

We earn profits in, and are therefore potentially subject to taxes in, the U.S. and numerous foreign jurisdictions, including Singapore and Israel, the countries in which we earn the majority of our non-U.S. profits. Due to economic, political or other conditions, tax rates in those jurisdictions may be subject to significant change. A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the tax rates imposed by those jurisdictions; expiration of tax holidays in certain jurisdictions that are not renewed; the resolution of issues arising from tax audits with various tax authorities; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions; changes in available tax credits; changes in stock-based compensation expense; changes in tax laws or the interpretation of such tax laws; changes in generally accepted accounting principles; and the repatriation of earnings from outside the U.S. for which we have not previously provided for U.S. taxes. A change in our effective tax rate can materially and adversely impact our results from operations.

In addition, changes to U.S. tax laws will significantly impact how U.S. multinational corporations are taxed on U.S. and foreign earnings. On July 4, 2025, the enactment of the One Big Beautiful Bill Act ("OBBBA") provides for several permanent changes to the United States tax code including, among other items, modifying the Global Intangible Low-Taxed Income ("GILTI") and Foreign-Derived Intangible Income ("FDII") rules that were included in the Tax Cuts and Jobs Act, which was enacted into law on December 22, 2017.

The OBBBA renames GILTI to Net Controlled Foreign Corporation ("CFC") Tested Income ("NCTI") and modifies the percentage of foreign earnings under the GILTI regime that is taxable in the U.S. from 50% to 40%

for tax years beginning after December 31, 2025. It also renames FDII to Foreign-Derived Deduction Eligible Income ("FDDEI") and modifies the percentage of U.S. earnings under the FDII regime that is not subject to tax in the U.S. from 37.5% to 33.34% for tax years beginning after December 31, 2025. The net impact of the changes provided by the OBBBA and interpretations of such law may have a material and adverse impact to our effective tax rate beginning in the quarter ending September 30, 2026.

On August 16, 2022, the enactment of the Inflation Reduction Act ("IRA") introduced a corporate alternative minimum tax ("CAMT") that was effective for us beginning in the quarter ended September 30, 2023. The CAMT applies a 15% minimum income tax rate on certain large corporations. Although we were not subject to the CAMT in our fiscal year ended June 30, 2025, the enactment of the OBBBA and interpretations of such law may result in our subjection to CAMT liability in future periods, which can have a material and adverse impact to our future effective tax rate.

Numerous countries are evaluating their existing tax laws due, in part, to recommendations made by the Organization for Economic Co-operation and Development's ("OECD") Base Erosion and Profit Shifting ("BEPS") project. The OECD continues to advance its work under the BEPS 2.0 initiative to develop the framework for Pillar Two, which aims to implement a global minimum tax of 15%. Many countries have enacted or drafted legislation using the Pillar Two framework to propose domestic tax laws requiring a minimum tax rate of 15% ("top-up tax") on income earned in the respective countries. One country that has adopted Pillar Two legislation is Singapore, where KLA earns significant profits and currently benefits from tax incentives granted by the Singapore Economic Development Board. The tax liability from top-up tax may have a material and adverse impact to our effective tax rate beginning in the quarter ending September 30, 2026.

Compliance with federal securities laws, rules and regulations, as well as NASDAQ requirements, has become increasingly complex, and the significant attention and expense we must devote to those areas may have an adverse impact on our business.

Federal securities laws, rules and regulations, as well as NASDAQ rules and regulations, require companies to maintain extensive corporate governance measures, impose comprehensive reporting and disclosure requirements, set strict independence and financial expertise standards for audit and other committee members and impose civil and criminal penalties for companies and their chief executive officers, chief financial officers and directors for securities law violations. These laws, rules and regulations have increased, and in the future are expected to continue to increase, the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management's attention from business operations.

A change in accounting standards or practices or a change in existing taxation rules or practices (or changes in interpretations of such standards, practices or rules) can have a significant effect on our reported results and may even affect reporting of transactions completed before the change is effective.

New accounting standards and taxation rules and varying interpretations of accounting pronouncements and taxation rules have occurred and will continue to occur in the future. Changes to (or revised interpretations or applications of) existing accounting standards or tax rules or the questioning of current or past practices may adversely affect our reported financial results or the way we conduct our business. Adoption of new standards may require changes to our processes, accounting systems, and internal controls. Difficulties encountered during adoption could result in internal control deficiencies or delay the reporting of our financial results.

Risks Associated with Our Industry

Ongoing changes in the technology industry, as well as the semiconductor industry in particular, could expose our business to significant risks.

The industries we serve, including the semiconductor and PCB industries, are constantly developing and changing. Many of the risks associated with operating in these industries are comparable to the risks faced by all technology companies, such as the uncertainty of future growth rates in the industries that we serve, pricing trends in the end-markets for consumer electronics and other products (which place a growing emphasis on our customers' cost of ownership), rising inflation in the supply chain and interest rates, changes in our customers' capital spending patterns and, in general, an environment of constant change and development, including decreasing product and component dimensions, use of new materials, and increasingly complex device structures, applications and process steps. If we fail to appropriately adjust our cost structure and operations to adapt to any of these trends, or, with respect to technological advances, if we do not timely develop new technologies and products that successfully anticipate and address these changes, we could experience a material adverse effect on our business, financial condition and operating results.

In addition, we face a number of risks specific to ongoing changes in the semiconductor industry, as a significant majority of our sales are our process control and yield management products sold to semiconductor manufacturers. The trends our management monitors in operating our business include the following:

- The potential for reversal of the long-term historical trend of declining cost per transistor with each new generation of technological advancement within the semiconductor industry, and the adverse impact that such reversal may have upon our business;

- The increasing cost of building and operating fabrication facilities and the impact of such increases on our customers' capital equipment investment decisions;

- Differing market growth rates and capital requirements for different applications, such as memory and foundry/logic;

- Lower level of process control adoption by our memory customers compared to our foundry/logic customers;

- Our customers' reuse of existing and installed products, which may decrease their need to purchase new products or solutions at more advanced technology nodes;

- The emergence of disruptive technologies that change the prevailing semiconductor manufacturing processes (or the economics associated with semiconductor manufacturing) and, as a result, also impact the inspection and metrology requirements associated with such processes;

- The higher design costs for the most advanced ICs, which could economically constrain leading-edge manufacturing technology customers to focus their resources on only the large, technologically advanced products and applications;

- The possible introduction of integrated products by our larger competitors that offer inspection and metrology functionality in addition to managing other semiconductor manufacturing processes;

- Changes in semiconductor manufacturing processes that are extremely costly for our customers to implement and, accordingly, our customers could reduce their available budgets for process control equipment by reducing inspection and metrology sampling rates for certain technologies;

- The bifurcation of the semiconductor manufacturing industry into (a) leading edge manufacturers driving continued R&D into next-generation products and technologies and (b) other manufacturers that are content with existing (including previous generation) products and technologies;

- The ever escalating cost of next-generation product development, which may result in joint development programs between us and our customers or government entities to help fund such programs that could restrict our control and ownership of and profitability from the products and technologies developed through those programs; and

- The entry by some semiconductor manufacturers into collaboration or sharing arrangements for capacity, cost or risk with other manufacturers, as well as increased outsourcing of their manufacturing activities, and greater focus only on specific markets or applications, whether in response to adverse market conditions or other market pressures.

Any of the changes described above may negatively affect our customers' rate of investment in the capital equipment that we produce, which could result in downward pressure on our prices, customer orders, revenues and gross margins. If we do not successfully manage the risks resulting from any of these or other potential changes in our industries, our business, financial condition and operating results could be adversely impacted.

We are exposed to risks associated with a highly concentrated customer base.

Our customer base, particularly in the semiconductor industry, historically has been highly concentrated due to corporate consolidation, acquisitions and business closures. In this environment, orders from a relatively limited number of manufacturers have accounted for, and are expected to continue to account for, a substantial portion of our sales. This increasing concentration exposes our business, financial condition and operating results to a number of risks, including the following:

- The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, which expose our business and operating results to increased volatility tied to individual customers;

- New orders from our foundry/logic customers in the past several years have constituted a significant portion of our total orders. This concentration increases the impact that future business or technology changes within the foundry/logic industry may have on our business, financial condition and operating results;

- In a highly concentrated business environment, if a particular customer does not place an order, or if they delay or cancel orders, we may not be able to replace the business. Furthermore, because our process control and yield management products are configured to each customer's specifications, any changes, delays or cancellations of orders may result in significant, non-recoverable costs;

- As a result of this consolidation, the customers that survive the consolidation represent a greater portion of our sales and, consequently, have greater commercial negotiating leverage. Many of our large customers have more aggressive policies regarding engaging alternative, second-source suppliers for the products we offer and, in addition, may seek and, on occasion, receive pricing, payment, IP-related or other commercial terms that may have an adverse impact on our business and we may not be able to pass on the cost of inflation to our customers. Any of these changes could negatively impact our prices, customer orders, revenues and gross margins;

- Certain customers have undergone significant ownership changes, created alliances with other companies, experienced management changes or have outsourced manufacturing activities, any of which may result in additional complexities in managing customer relationships and transactions. Any future change in ownership or management of our existing customers may result in similar challenges, including the possibility of the successor entity or new management deciding to select a competitor's products;

- The highly concentrated business environment also increases our exposure to risks related to the financial condition of each of our customers. For example, as a result of the challenging economic environment during fiscal year 2009, we were (and, in some cases, continue to be) exposed to additional risks related to the continued financial viability of certain of our customers. To the extent our customers experience liquidity issues in the future, we may be required to incur additional credit losses with respect to receivables owed to us by those customers. In addition, customers with liquidity issues may be forced to reduce purchases of our equipment, delay deliveries of our products, discontinue operations or may be acquired by one of our customers, and, in either case, such event would have the effect of further consolidating our customer base;

- Semiconductor manufacturers generally must commit significant resources to qualify, install and integrate process control and yield management equipment into a semiconductor production line. We believe that once a semiconductor manufacturer selects a particular supplier's process control and yield management equipment, the manufacturer generally relies upon that equipment for that specific production line application for an extended period of time. Accordingly, we expect it to be more difficult to sell our products to a given customer for that specific production line application and other similar production line applications if that customer initially selects a competitor's equipment; and

- Prices differ among the products we offer for different applications due to differences in features offered or manufacturing costs. If there is a shift in demand by our customers from our higher-priced to lower-priced products, our gross margin and revenues would decrease. In addition, when products are initially introduced, they tend to have higher costs because of initial development costs and lower production volumes relative to the previous product generation, which can impact gross margin.

Any of these factors could have a material adverse effect on our business, financial condition and operating results.

We operate in industries that have historically been cyclical, including the semiconductor industry. The purchasing decisions of our customers are highly dependent on the economies of both the local markets in which they are located and the condition of the industry worldwide. If we fail to respond to industry cycles, our business, financial condition and operating results could be adversely impacted.

The timing, length and severity of the up-and-down cycles in the industries in which we serve are difficult to predict. The historically cyclical nature of the semiconductor industry in which we primarily operate is largely a function of our customers' capital spending patterns and need for expanded manufacturing capacity, which, in turn, are affected by factors such as capacity utilization, consumer demand for products, inventory levels and our customers' access to capital. Cyclicality affects our ability to accurately predict future revenue and, in some cases, future expense levels. During down cycles in our industry, the financial results of our customers may be negatively impacted, which could result not only in a decrease in, or cancellation or delay of, orders (which are generally subject to cancellation or delay by the customer with limited or no penalty) but also a weakening of their financial condition that could impair their ability to pay for our products or our ability to recognize revenue from certain customers. Our ability to recognize revenue from a particular customer may also be negatively impacted by the customer's funding status, which could be weakened not only by rising interest rates, adverse business conditions or inaccessibility to capital markets for any number of macroeconomic or company-specific reasons, but also by funding limitations imposed by the customer's unique organizational structure. Any of these factors could negatively impact our business, operating results and financial condition.

When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary for us to remain competitive and financially sound. During periods of declining revenues, we must be in a position to adjust our cost and expense structure to prevailing market conditions and to continue to motivate and retain our key employees. If we fail to respond, or if our attempts to respond fail to accomplish our intended results, our business could be seriously harmed. Furthermore, any workforce reductions and cost reduction actions that we adopt in response to down cycles may result in additional restructuring charges, disruptions in our operations and loss of key personnel. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. Each of these factors could adversely impact our operating results and financial condition.

We are exposed to risks related to the use of AI by us, our competitors and other third parties.

We are increasingly incorporating AI capabilities into the development of technologies and our business operations, and into our products and services. AI technology is complex and rapidly evolving, and may subject us to significant competitive, legal, regulatory and other risks. The implementation of AI can be costly and there is no guarantee that our use of AI will enhance our technologies, benefit our business operations or produce products and services that are preferred by our customers. Our competitors may be more successful in their AI strategy and develop superior products and services with the aid of AI.

Additionally, AI algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient or biased information, which can cause errors in outputs. This may give rise to legal liability, damage our reputation and materially harm our business. The use of AI in the development of our products and services, and our customers' use of AI in relation to our products and services could also cause loss of IP, as well as subject us to risks, including third-party claims, related to IP infringement or misappropriation, data privacy and cybersecurity. Additionally, concerns over the use of AI for purposes contrary to public interests could impair public acceptance of AI and impair demand for our products and services. Furthermore, the United States and other countries may adopt laws and regulations related to AI. Such laws and regulations could cause us to incur greater compliance costs and limit the use of AI in the development of our products and services. Any failure or perceived failure by us to comply with such regulatory requirements could subject us to legal liabilities, damage our reputation, or otherwise have a material and adverse impact on our business.

Risks Related to Our Business Model and Capital Structure

If we do not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, our business could be seriously harmed.

Success in the industries in which we serve, including the semiconductor and PCB industries depends, in part, on the continual improvement of existing technologies and rapid innovation of new solutions. The primary driver of technology advancement in the semiconductor industry has been to shrink the lithography that prints the circuit design on semiconductor chips. To the extent that driver slows, semiconductor manufacturers may delay investments in equipment, investigate more complex device architectures, use new materials and develop innovative fabrication processes. These and other evolving customer plans and needs require us to respond with continued development programs and cut back or discontinue older programs, which may no longer have industry-wide support. Technical innovations are inherently complex and require long development cycles and appropriate staffing of highly qualified employees. Our competitive advantage and future business success depend on our ability to accurately predict evolving industry standards, develop and introduce new products and solutions that successfully address changing customer needs, win market acceptance of these new products and solutions, and manufacture these new products in a timely and cost-effective manner. Our failure to accurately predict evolving industry standards and develop as well as offer competitive technology solutions in a timely manner with cost-effective products could result in loss of market share, unanticipated costs and inventory obsolescence, which would adversely impact our business, operating results and financial condition.

We must continue to make significant investments in R&D in order to enhance the performance, features and functionality of our products, to keep pace with competitive products and to satisfy customer demands. Substantial R&D costs typically are incurred before we confirm the technical feasibility and commercial viability of a new product, and not all development activities result in commercially viable products. There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. In addition, we cannot be sure that these products or enhancements will receive market acceptance nor that we will be able to sell these products at prices that are favorable to us. Our business will be seriously harmed if we are unable to sell our products at favorable prices or if the market in which we operate does not accept our products.

In addition, the complexity of our products exposes us to other risks. We regularly recognize revenue from a sale upon shipment of the applicable product to the customer (even before receiving the customer's formal acceptance of that product) in certain situations, including sales of products for which installation is considered perfunctory, transactions in which the product is sold to an independent distributor and we have no installation obligations, and sales of products where we have previously delivered the same product to the same customer location and that prior delivery has been accepted. However, our products are very technologically complex and rely on the interconnection of numerous subcomponents (all of which must perform to their respective specifications), so it is conceivable that a product for which we recognize revenue upon shipment may ultimately fail to meet the overall product's required specifications. In such a situation, the customer may be entitled to certain remedies, which could materially and adversely affect our operating results for various periods and, as a result, our stock price.

We derive a substantial percentage of our revenues from sales of inspection products. As a result, any delay or reduction of sales of these products could have a material adverse effect on our business, financial condition and operating results. The continued customer demand for these products and the development, introduction and market acceptance of new products and technologies are critical to our future success.

Our success is dependent in part on our technology and other proprietary rights. If we are unable to maintain our lead or protect our proprietary technology, we may lose valuable assets.

Our success is dependent, in part, on our technology and other proprietary rights. We own various U.S. and international patents and have additional pending patent applications relating to some of our products and technologies. The process of seeking patent protection is lengthy and expensive, and we cannot be certain that pending or future applications will actually result in issued patents or that issued patents will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. Other companies and individuals, including our larger competitors, may develop technologies and obtain patents relating to our business that are similar or superior to our technology or may design around the patents we own, which may adversely affect our business. In addition, we at times engage in collaborative technology development efforts with our customers and suppliers, and these collaborations may constitute a key component of certain of our ongoing technology and product R&D projects. The termination of any such collaboration, or delays caused by disputes or other unanticipated challenges that may arise in connection with any such collaboration, could significantly impair our R&D efforts, which could have a material adverse impact on our business and operations.

We also maintain trademarks on certain of our products and services and claim copyright protection for certain proprietary software and documentation. However, we can give no assurance that our trademarks and copyrights will be upheld or successfully deter infringement by third parties.

While patent, copyright and trademark protection for our IP is important, we believe our future success in highly dynamic markets is most dependent upon the technical competence and creative skills of our personnel. We attempt to protect our trade secrets and other proprietary information through confidentiality and other agreements with our customers, suppliers, employees and consultants and through other security measures. We also maintain exclusive and non-exclusive licenses with third parties for strategic technology used in certain products. However, these employees, consultants and third parties may breach these agreements, and we may not have adequate remedies for wrongdoing. We also try to control access to and distribution of our technology and proprietary information. Despite our efforts, internal or external parties may attempt to copy, disclose, obtain or misappropriate our IP or technology. In addition, former employees may seek employment with our customers, suppliers or competitors and there can be no assurance that the confidential nature of our proprietary information will be maintained in the course of such future employment. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our IP rights to the same extent as the laws of the U.S. In any event, the extent to which we can protect our trade secrets through the use of confidentiality agreements is limited, and our success will depend to a significant extent on our ability to innovate ahead of our competitors.

Our future performance depends, in part, upon our ability to continue to compete successfully worldwide.

Our industry includes large manufacturers with substantial resources to support customers worldwide. Some of our competitors are diversified companies with greater financial resources and more extensive research, engineering, manufacturing, marketing, and customer service and support capabilities than we possess. We face competition from companies whose strategy is to provide a broad array of products and services, some of which compete with the products and services we offer. These competitors may bundle their products in a manner that may discourage customers from purchasing our products, including pricing such competitive tools significantly below our product offerings. In addition, we face competition from smaller emerging companies whose strategy is to provide a portion of the products and services that we offer, using innovative technology to sell products into specialized markets. The strength of our competitive positions in many of our existing markets is largely due to our leading technology, which is the result of continuing significant investments in product R&D. However, we may enter new markets, whether through acquisitions or new internal product development, in which competition is based primarily on product pricing, not technological superiority. Further, some new growth markets that emerge may not require leading technologies. Loss of competitive position in any of the markets we serve, or an inability to sell our products on favorable commercial terms in new markets we may enter, could negatively affect our prices, customer orders, revenues, gross margins and market share, any of which would negatively affect our operating results and financial condition.

Our business would be harmed if we do not receive parts sufficient in number and performance to meet our production requirements and product specifications in a timely and cost-effective manner.

We use a wide range of materials in the production of our products, including custom electronic and mechanical components, and we use numerous suppliers to supply these materials. Generally, we do not have guaranteed supply arrangements with our suppliers. Because of the variability and uniqueness of customers' orders, we do not maintain an extensive inventory of materials for manufacturing. Through our business interruption planning, we seek to minimize the risk of production and service interruptions and/or shortages of key parts by, among other things, monitoring the financial stability of key suppliers, identifying (but not necessarily qualifying) possible alternative suppliers and maintaining appropriate inventories of key parts. Although we make reasonable efforts to ensure that parts are available from multiple suppliers, certain key parts are available only from a single supplier or a limited group of suppliers. Also, key parts we obtain from some of our suppliers incorporate the suppliers' proprietary IP; in those cases, we are increasingly reliant on third parties for high-performance, high-technology components, which reduces the amount of control we have over the availability and protection of the technology and IP that is used in our products. In addition, if certain of our key suppliers experience liquidity issues and are forced to discontinue operations, which is a heightened risk, especially during economic downturns, it could affect their ability to deliver parts and could result in delays for our products. Similarly, especially with respect to suppliers of high-technology components, our suppliers themselves have increasingly complex supply chains, and delays or disruptions at any stage of their supply chains may prevent us from obtaining parts in a timely manner and result in delays for our products, or our suppliers might pass on the cost of inflation to us while we are unable to adjust pricing with our own customers. In April 2025, the Chinese government imposed certain new export controls on a range of critical rare earth minerals. Rare earth minerals are critical to certain components contained in our products. If our suppliers are unable to provide the components necessary to make our products because of restrictions placed on their access to rare earth minerals, our business, financial condition and results of operations could be materially harmed. Our operating results and business may be adversely impacted if we are unable to obtain parts to meet our production requirements and product specifications, or if we are able to do so only on unfavorable terms. Furthermore, a supplier may discontinue production of a particular part for any number of reasons, including the supplier's financial condition or business operational decisions, which would require us to purchase, in a single transaction, a large number of such discontinued parts in order to ensure that a continuous supply of such parts remains available to our customers. Such "end-of-life" parts purchases could result in significant expenditures by us in a particular period, and, ultimately, any unused parts may result in a significant inventory write-off, either of which could have an adverse impact on our financial condition and results of operations for the applicable periods.

If we fail to operate our business in accordance with our business plan, our operating results, business and stock price may be significantly and adversely impacted.

We attempt to operate our business in accordance with a business plan that is established annually, revised frequently (generally quarterly), and reviewed by management even more frequently (at least monthly). Our business plan is developed based on a number of factors, many of which require estimates and assumptions, such as our expectations of the economic environment, future business levels, our customers' willingness and ability to place orders, lead-times, and future revenue and cash flow. Our budgeted operating expenses, for example, are based in part on our future revenue expectations. However, our ability to achieve our anticipated revenue levels is a function of numerous factors, including the volatile and historically cyclical nature of our primary industry, customer order cancellations, macroeconomic changes, operational matters regarding particular agreements, our ability to manage customer deliveries, the availability of resources for the installation of our products, delays or accelerations by customers in taking deliveries and the acceptance of our products (for products where customer acceptance is required before we can recognize revenue from such sales), our ability to operate our business and sales processes effectively, and a number of the other risk factors set forth in this Item 1A.

Because our expenses are in most cases relatively fixed in the short term, any revenue shortfall below expectations could have an immediate and significant adverse effect on our operating results. Similarly, if we fail to manage our expenses effectively or otherwise fail to maintain rigorous cost controls, we could experience greater than anticipated expenses during an operating period, which would also negatively affect our results of operations. If we fail to operate our business consistent with our business plan, our operating results in any period may be significantly and adversely impacted. Such an outcome could cause customers, suppliers or investors to view us as less stable, or could cause us to fail to meet financial analysts' revenue or earnings estimates, any of which could have an adverse impact on our stock price.

In addition, our management is constantly striving to balance the requirements and demands of our customers with the availability and allocation of resources, the need to manage our operating model and other factors. In furtherance of those efforts, we often must exercise discretion and judgment as to the timing and prioritization of manufacturing, deliveries, installations and payment scheduling. Any such decisions may impact our ability to recognize revenue, including the fiscal period during which such revenue may be recognized, with respect to such products, which could have a material adverse effect on our business, results of operations or stock price.

We have a leveraged capital structure.

As of June 30, 2025, we had $5.95 billion aggregate principal amount of outstanding indebtedness, consisting of senior, unsecured long-term notes (the "Senior Notes"). This aggregate principal amount of senior, unsecured notes includes an issuance in February 2024 of $750.0 million aggregate principal amount of senior, unsecured notes, consisting of $500.0 million of 4.700% senior, unsecured notes due February 1, 2034 and an additional $250.0 million of 4.950% senior, unsecured notes due July 15, 2052 which was originally issued in June 2022. On July 3, 2025, we replaced our Prior Revolving Credit Facility ("Prior Revolving Credit Facility") with a new Credit Agreement (the "Credit Agreement") and new Revolving Credit Facility (the "Revolving Credit Facility") with a maturity date of July 3, 2030, with two one-year extension options that allow us to borrow up to $1.50 billion. Subject to the terms of the Credit Agreement, the Revolving Credit Facility may be increased by an amount up to $500.0 million in the aggregate. As of June 30, 2025, we had no outstanding borrowings under our Prior Revolving Credit Facility. We may incur additional indebtedness in the future by accessing the unfunded portion of our Revolving Credit Facility and/or entering into new financing arrangements. We also announced a stock repurchase program, under which the remaining available for repurchases was $5.03 billion as of June 30, 2025. A portion of the remaining repurchases may be financed with new indebtedness. Our ability to pay interest and repay the principal amount of our current indebtedness is dependent upon our ability to manage our business operations, our credit rating, the ongoing interest rate environment and the other risk factors discussed in this Item 1A. There can be no assurance that we will be able to manage any of these risks successfully.

In certain circumstances involving a change of control followed by a downgrade of the rating of a series of our Senior Notes by at least two of Moody's Investors Service ("Moody's"), S&P Global Ratings ("S&P") and Fitch Inc. ("Fitch") unless we have exercised our rights to redeem the Senior Notes of such series, we will be required to make an offer to repurchase all or, at the holder's option, any part, of each holder's Senior Notes of that series pursuant to the offer. At that time, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Senior Notes repurchased plus accrued and unpaid interest, if any, on the Senior Notes repurchased, up to, but not including, the date of repurchase. We cannot make any assurance that we will have sufficient financial resources at such time, nor that we will be able to arrange financing to pay the repurchase price of that series of Senior Notes. Our ability to repurchase that series of Senior Notes in such event may be limited by law, by the relevant indenture associated with that series of Senior Notes, or by the terms of other agreements to which we may be a party at such time. If we fail to repurchase that series of Senior Notes as required by the terms of such Senior Notes, it would constitute an event of default under the relevant indenture governing that series of Senior Notes which, in turn, may also constitute an event of default under our other obligations.

Borrowings under our Revolving Credit Facility bear interest at a floating rate, and an increase in interest rates, particularly in the current environment of rising interest rates, would require us to pay additional interest on any borrowings, which may have an adverse effect on the value and liquidity of our debt and the market price of our common stock could decline. The interest rate under our Revolving Credit Facility is also subject to (i) an adjustment in conjunction with our credit rating downgrades or upgrades and (ii) an adjustment based on our performance against certain sustainability key performance indicators related to GHG emissions and renewable electricity usage. Additionally, under our Revolving Credit Facility, we are required to comply with affirmative and negative covenants, which include the maintenance of certain financial ratios, the details of which can be found in Note 8 "Debt" to our Consolidated Financial Statements.

If we fail to comply with these covenants, we will be in default and our borrowings may become immediately due and payable. There can be no assurance that we will have sufficient financial resources nor that we will be able to arrange financing to repay our borrowings at such time. In addition, certain of our domestic subsidiaries are required to guarantee our borrowings under our Revolving Credit Facility. In the event we default on our borrowings, these domestic subsidiaries shall be liable for our borrowings, which could disrupt our operations and result in a material adverse impact on our business, financial condition or stock price.

Our leveraged capital structure may adversely affect our financial condition, results of operations and net income per share.

Our substantial amount of indebtedness could have adverse consequences including, but not limited to:

- A negative impact on our ability to satisfy our future obligations;

- An increase in the portion of our cash flows that may have to be dedicated to interest and principal payments that may not be available for operations, working capital, capital expenditures, acquisitions, investments, dividends, stock repurchases, general corporate or other purposes;

- An impairment of our ability to obtain additional financing in the future; and

- Obligations to comply with restrictive and financial covenants as noted in the above risk factor and Note 8 "Debt" to our Consolidated Financial Statements.

Our ability to satisfy our future expenses as well as our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. Furthermore, our future operations may not generate sufficient cash flows to enable us to meet our future expenses and service our debt obligations, which may impact our ability to manage our capital structure to preserve and maintain our investment grade rating. If our future operations do not generate sufficient cash flows, we may need to access the money available for borrowing under our Revolving Credit Facility or enter into new financing arrangements to obtain necessary funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, we may not be able to obtain it on acceptable terms. Any borrowings under our Revolving Credit Facility will place further pressure on us to comply with the financial covenants. If we fail to make a payment associated with our debt obligations, we could be in default on such debt, and such a default could cause us to be in default on our other obligations.

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts.

We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. However, future dividends may be affected by, among other factors: our views on potential future capital requirements for investments in acquisitions and the funding of our R&D; legal risks; stock repurchase programs; changes in federal and state income tax laws or corporate laws; changes to our business model; and our increased interest and principal payments required by our outstanding indebtedness and any additional indebtedness that we may incur in the future. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A reduction in our dividend payments could have a negative effect on our stock price.

We are exposed to risks related to our commercial terms and conditions, including our indemnification of third parties, as well as the performance of our products.

Although our standard commercial documentation sets forth the terms and conditions that we intend to apply to commercial transactions with our business partners, counterparties to such transactions may not explicitly agree to our terms and conditions. In situations where we engage in business with a third party without an explicit master agreement regarding the applicable terms and conditions, or where the commercial documentation applicable to the transaction is subject to varying interpretations, we may have disputes with those third parties regarding the applicable terms and conditions of our business relationship with them. Such disputes could lead to a deterioration of our commercial relationship with those parties, costly and time-consuming litigation, or additional concessions or obligations being offered by us to resolve such disputes, or could impact our revenue or cost recognition. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

In addition, in our commercial agreements, from time to time in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers, suppliers and lessors, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, third-party claims that our products, when used for their intended purposes, infringe the IP rights of such third parties, or other claims made against certain parties. We may be compelled to enter into or accrue for probable settlements of alleged indemnification obligations, or we may be subject to potential liability arising from our customers' involvements in legal disputes. In addition, notwithstanding the provisions related to limitations on our liability that we seek to include in our business agreements, the counterparties to such agreements may dispute our interpretation or application of such provisions, and a court of law may not interpret or apply such provisions in our favor, any of which could result in an obligation for us to pay material damages to third parties and engage in costly legal proceedings. It is difficult to determine the maximum potential amount of liability under any indemnification obligations, whether or not asserted, due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in any particular claim. Our business, financial condition and results of operations in a reported fiscal period could be materially and adversely affected if we expend significant amounts in defending or settling any purported claims, regardless of their merit or outcomes.

We are also exposed to potential costs associated with unexpected product performance issues. Our products and production processes are extremely complex and, thus, could contain unexpected product defects, especially when products are first introduced. Unexpected product performance issues could result in significant costs being incurred by us, including increased service or warranty costs, providing product replacements for (or modifications to) defective products, litigation related to defective products, reimbursement for damages caused by our products, product recalls, or product write-offs or disposal costs. These costs could be substantial and could have an adverse impact upon our business, financial condition and operating results. In addition, our reputation with our customers could be damaged as a result of such product defects, which could reduce demand for our products and negatively impact our business.

Furthermore, we occasionally enter into volume purchase agreements with our larger customers, and these agreements may provide for certain volume purchase incentives, such as credits toward future purchases. We believe that these arrangements are beneficial to our long-term business, as they are designed to encourage our customers to purchase larger volumes of our products. However, these arrangements could require us to recognize a reduced level of revenue for the products that are initially purchased, to account for the potential future credits or other volume purchase incentives. Our volume purchase agreements require significant estimation for the amounts to be accrued depending upon the estimate of volume of future purchases. As such, we are required to update our estimates of the accruals on a periodic basis. Until the earnings process is complete, our estimates could differ in comparison to actual results. As a result, these volume purchase arrangements, while expected to be beneficial to our business over time, could materially and adversely affect our results of operations in near-term periods, including the revenue we can recognize on product sales and, therefore, our gross margins.

In addition, we may, in limited circumstances, enter into agreements that contain customer-specific commitments on pricing, tool reliability, spare parts stocking levels, response time and other commitments, and we may be unable to adjust pricing with our customers despite rising inflation in our supply chain. Furthermore, we may give these customers limited audit or inspection rights to enable them to confirm that we are complying with these commitments. If a customer elects to exercise its audit or inspection rights, we may be required to expend significant resources to support the audit or inspection, as well as to defend or settle any dispute with a customer that could potentially arise out of such audit or inspection. To date, we have made no significant accruals in our Consolidated Financial Statements for this contingency. While we have not in the past incurred significant expenses for resolving disputes regarding these types of commitments, we cannot make any assurance that we will not incur any such liabilities in the future. Our business, financial condition and results of operations in a reported fiscal period could be materially and adversely affected if we expend significant amounts in supporting an audit or inspection, or defending or settling any purported claims, regardless of their merit or outcomes.

There are risks associated with our receipt of government funding for R&D.

We are exposed to additional risks related to our receipt of external funding for certain strategic development programs from various governments and government agencies, both domestically and internationally. Governments and government agencies typically have the right to terminate funding programs at any time in their sole discretion, or a project may be terminated by mutual agreement if the parties determine that the project's goals or milestones are not being achieved, so there is no assurance that these sources of external funding will continue to be available to us in the future. In addition, under the terms of these government grants, the applicable granting agency typically has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable government funding program. For example, if an audit were to identify any costs as being improperly allocated to the applicable program, those costs would not be reimbursed, and any such costs that had already been reimbursed would have to be refunded. We do not know the outcome of any future audits. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments, fines and suspension or prohibition from receiving future government funding from the applicable government or government agency, any of which could adversely impact our operating results, financial condition and ability to operate our business.

We have recorded significant asset impairment, restructuring and inventory write-off charges and may do so again in the future, which could have a material negative impact on our results of operations.

Historically, we have recorded restructuring charges related to our prior global workforce reductions, large excess inventory write-offs, and material impairment charges related to our goodwill and purchased intangible assets, such as the goodwill and purchased intangible asset impairment charges recorded in the second quarter of fiscal 2025. Workforce changes can also temporarily reduce workforce productivity, which could be disruptive to our business and adversely affect our results of operations. In addition, we may not achieve or sustain the expected cost savings or other benefits of our restructuring plans, or do so within the expected time frame. If we again restructure our organization and business processes, implement additional cost-reduction actions or discontinue certain business operations, we may take additional, potentially material, restructuring charges related to, among other things, employee terminations or exit costs. We may also be required to write off additional inventory if our product build plans or demand for service inventory decline. Also, in the event that our lead times from suppliers increase (possibly due to the increasing complexity of the parts and components they provide) and the lead times demanded by our customers decrease (which may be due to many factors, including the time pressures they face when introducing new products or technology or bringing new facilities into production), we may be compelled to increase our commitments, and, therefore, our risk exposure, to inventory purchases to meet our customers' demands in a timely manner, and that inventory may need to be written off if demand for the underlying product declines for any reason. Such additional write-offs could result in material charges.

We have recorded material charges related to the impairment of our goodwill and purchased intangible assets. Goodwill represents the excess of costs over the net fair value of net assets acquired in a business combination. Goodwill is not amortized, but is instead tested for impairment at least annually in accordance with authoritative guidance for goodwill. Purchased intangible assets with estimable useful lives are amortized over their respective estimated useful lives based on economic benefit if known or using the straight-line method, and are reviewed for impairment in accordance with authoritative guidance for long-lived assets. The valuation of goodwill and intangible assets requires assumptions and estimates of many critical factors, including, but not limited to, declines in our operating cash flows, declines in our stock price or market capitalization, declines in our market share, and declines in revenues or profits. A substantial decline in our stock price, or any other adverse change in market conditions, particularly if such change has the effect of changing one of the critical assumptions or estimates we previously used to calculate the value of our goodwill or intangible assets (and, as applicable, the amount of any previous impairment charge), could result in a change to the estimation of fair value that could result in an additional impairment charge.

Any such additional material charges, whether related to restructuring or goodwill or purchased intangible asset impairment, may have a material negative impact on our operating results and related financial statements.

We are exposed to risks related to our receivables factoring and banking arrangements.

We enter into factoring arrangements with financial institutions to sell certain of our trade receivables and promissory notes from customers without recourse. In addition, we maintain cash and cash equivalents with several domestic and foreign financial institutions, in excess of the Federal Deposit Insurance Corporation insurance limit. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting trade receivables. However, by engaging these financial institutions for factoring arrangements and for banking services, we are exposed to additional risks that any of such financial institutions may prove to be not financially viable. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring or deposit arrangements, we may experience material financial losses due to the failure of such arrangements or a lack of access to our funds, any of which could have an adverse impact upon our operating results, financial condition and cash flows.

We are subject to the risks of additional government actions in the event we were to breach the terms of any settlement arrangement into which we have entered.

In connection with the settlement of certain government actions and other legal proceedings related to our historical stock option practices, we have explicitly agreed, as a condition to such settlements, that we will comply with certain laws, such as the books and records provisions of the federal securities laws. If we were to violate any such law, we might not only be subject to the significant penalties applicable to such violation, but our past settlements may also be impacted by such violation, which could give rise to additional government actions or other legal proceedings. Any such additional actions or proceedings may require us to expend significant management time and incur significant accounting, legal and other expenses, and may divert attention and resources from the operation of our business. These expenditures and diversions, as well as an adverse resolution of any such action or proceeding, could have a material adverse effect on our business, financial condition and results of operations.

Our Bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions and proceedings, which could limit the ability of our stockholders to obtain a judicial forum of their choice for disputes with the Company or its directors, officers or employees.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware generally shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, our Certificate of Incorporation or Bylaws or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine. This choice of forum provision does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act or by the Securities Act of 1933, as amended.

This choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with the Company or our directors, officers or employees, which may discourage such lawsuits against the Company and its directors, officers and employees, even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could increase our costs of litigation and adversely affect our business and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have a cybersecurity risk management process intended to protect the confidentiality, integrity and availability of our critical systems and information. We design and assess our process based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management process is integrated into our overall risk management process, and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational and financial risk areas.

Key elements of our cybersecurity risk management process include, but are not limited to, the following:

- Risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
- A cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- Cybersecurity awareness training of our workforce;

- A cybersecurity incident response plan and processes for responding to cybersecurity incidents; and

- Risk management processes based on our assessment of the respective risk profile of key third parties.

We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I Item 1A "Risk Factors – *We depend on information technology for our business and are exposed to risks related to cybersecurity threats and cyber incidents affecting our, our customers', suppliers' and other service providers' systems and networks.*"

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity risks, including oversight of management's implementation of our cybersecurity risk management process.

The Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant or potentially significant.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also regularly receives briefings from management on our cyber risk management process. Board members receive presentations on cybersecurity topics from management or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our Chief Legal Officer and Chief Information Security Officer ("CISO"), is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management process and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CISO has a degree with a focus on information technology, and is a Certified Information Systems Auditor with over 20 years of experience in information technology related roles, including building and leading cybersecurity, risk management and information protection teams. Our CISO reports to our Chief Legal Officer who oversees cybersecurity, and holds a Carnegie Mellon University Software Engineering Institute CERT Certificate for Cybersecurity Oversight. The other members of the operational cybersecurity team collectively have decades of relevant education and experience and maintain a wide range of industry certifications. We invest in regular, ongoing cybersecurity training for the cybersecurity team.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our information technology environment.

ITEM 2. PROPERTIES

Our headquarters are located in Milpitas, California. As of June 30, 2025, we owned or leased a total of 7.1 million square feet of space for research, engineering, marketing, service, sales and administration worldwide primarily in the U.S., Germany, U. K., Singapore, Israel, and India. Our operating leases expire at various times through April 1, 2052, subject to renewal, with some of the leases containing renewal option clauses at the fair market value, for additional periods up to five years. Additional information regarding these leases is incorporated herein by reference to Note 9 "Leases" to our Consolidated Financial Statements. We believe our properties are adequately maintained and suitable for their intended use and that our production facilities have capacity adequate for our current needs. We do not identify or allocate assets by operating segment.

Information regarding our principal properties as of June 30, 2025 is set forth below:

(Square Feet)	U.S.	Other Countries	Total
Owned[(1)]	1,134,127	3,147,113	4,281,240
Leased	555,043	2,292,335	2,847,378
Total	1,689,170	5,439,448	7,128,618

(1)   Includes 421,132 square feet of property owned at our location in Serangoon, Singapore, where the land on which this building resides is leased.

ITEM 3.   LEGAL PROCEEDINGS

The information set forth below under Note 15 "Litigation and Other Legal Matters" to our Consolidated Financial Statements is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed and traded on the NASDAQ Global Select Market of The Nasdaq Stock Market LLC under the symbol "KLAC."

On August 7, 2025, we announced that our Board of Directors had declared a quarterly cash dividend of $1.90 per share to be paid on September 3, 2025 to stockholders of record as of the close of business on August 18, 2025.

As of July 21, 2025, there were 405 holders of record of our common stock.

Equity Repurchase Plans

The following is a summary of stock repurchases for each month during the fourth quarter of the fiscal year ended June 30, 2025.

Period	Total Number of Shares Purchased[1]	Average Price Paid[3] per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1][2]
April 1, 2025 to April 30, 2025	169,783	$643.29	169,783	$5,347,461,929
May 1, 2025 to May 31, 2025	272,564	$732.50	272,564	$5,147,809,123
June 1, 2025 to June 30, 2025	134,467	$867.44	134,467	$5,031,167,586
Total	576,814		576,814	

(1) Our Board of Directors has authorized a program that permits us to repurchase our common stock, including a $5.00 billion increase approved by the Board in the fourth quarter of fiscal 2025. As of June 30, 2025, $5.03 billion remained available for repurchases under our repurchase program. All shares in the table were purchased pursuant to our publicly announced repurchase program.
(2) Our stock repurchase program has no expiration date and may be suspended at any time. Future repurchases of shares of our common stock under our repurchase program may be effected through various different repurchase transaction structures including isolated open market transactions, accelerated share repurchase agreements or systematic repurchase plans, subject to market conditions, applicable legal requirements and other factors.
(3) Average price paid per share and approximate dollar value of shares that may yet be purchased under the plans or programs exclude the excise tax imposed on certain stock repurchases as part of the IRA, or other fees, costs or expenses that may be applicable to the repurchases.

Stock Performance Graph and Cumulative Total Return

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC under the Securities Exchange Act and shall not be incorporated by reference into any such filings.

The following graph compares the cumulative five-year total return attained by stockholders on our common stock relative to the cumulative total returns of the S&P 500 Index and the Philadelphia Semiconductor Index ("PHLX"). The graph tracks the performance of a $100 investment in our common stock and in each of the indices (with the reinvestment of all dividends) from June 30, 2020 to June 30, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among KLA Corporation, the S&P 500 Index
and the PHLX Semiconductor Index


$600
$500
$400
$300
$200
$100
$0
6/20
6/21
6/22
6/23
6/24
6/25
KLA Corporation
S&P 500
PHLX Semiconductor

* $100 invested on 6/30/20 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

	June 2020	June 2021	June 2022	June 2023	June 2024	June 2025
KLA Corporation	$100.00	$169.01	$168.30	$259.29	$444.99	$487.89
S&P 500	$100.00	$140.79	$125.85	$150.51	$187.47	$215.89
PHLX Semiconductor	$100.00	$169.82	$131.43	$191.59	$288.53	$295.18

Our fiscal year ends June 30. The comparisons in the graph above are based upon historical data and are not necessarily indicative of, nor intended to forecast, future stock price performance.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in Part I Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K (see "Special Note Regarding Forward-Looking Statements"). Discussions and analysis of fiscal year 2024 as compared against fiscal year 2023 have been omitted and can be found in Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC.

EXECUTIVE SUMMARY

We are a leading supplier of process control and yield management solutions and services for the semiconductor and related electronics industries. Our broad portfolio of inspection and metrology products, and related service, software and other offerings, support R&D and manufacturing of ICs, wafers and reticles. Our products, services and expertise are used by our customers to measure, detect, analyze and resolve critical and nanometric level product defects, helping them to manage manufacturing process challenges and to obtain higher finish product yields at lower cost. We also offer advanced technology solutions to address various manufacturing needs of PCBs, specialty semiconductor devices and other electronic components, including advanced packaging, light emitting diode ("LED"), power devices, compound semiconductor, and data storage industries, as well as general materials research. In addition, our services business has grown consistently each quarter on a year-over-year basis and accounted for approximately 22% of our total revenues in fiscal 2025, due to increases in the installed base of KLA systems. Our services revenue, which is generated largely from recurring "subscription-like" contracts, increases the value of our contract offerings and extension of system lifetimes resulting from growth in legacy semiconductor markets.

Our semiconductor customers generally operate in one or both of the major semiconductor device manufacturing markets: memory and foundry/logic. End-market demand drivers that are expected to continue to benefit KLA in the long term include adoption of EUV in HVM for Logic and DRAM memory, which drives new process control requirements and growth in key markets for KLA. Demand for advanced semiconductor technologies, particularly evident in the 2-nanometer node, which is seeing higher levels of investment and process control intensity, continues to drive investments in AI. Increasing complexity and value of semiconductor packages, particularly for AI and HPC applications, is also driving significant growth in our advanced packaging business. The digitization of all industries, including 5G markets, advances in healthcare and industrial applications, together with the increasing adoption of electric vehicles and intelligence in automobiles, are powering leading-edge design node technology investments and capacity expansions. While we continue to invest in technological innovation, factors such as delays from customers in adopting new chips and technology methods could impact process control capital intensity. Push out or cancellation of deliveries to our customers could still cause earnings volatility, due to the timing of revenue recognition as well as increased risk of inventory-related charges.

We are organized into three reportable segments, as follows:

- Semiconductor Process Control: a comprehensive portfolio of inspection, metrology and data analytics products as well as related service offerings that help IC manufacturers achieve target yields throughout the semiconductor fabrication process, from R&D to final volume production.

- Specialty Semiconductor Process: advanced vacuum deposition and etching process tools used by a broad range of specialty semiconductor customers.

- PCB and Component Inspection: a range of inspection, testing and measurement, and direct imaging for patterning products used by manufacturers of PCBs, advanced packaging, MEMS and other electronic components.

A majority of our revenues are derived from outside the U.S., and include geographic regions such as China, Taiwan, Korea, Japan, Europe and Israel, and Rest of Asia. China remains a major region for manufacturing of legacy node logic and memory chips, adding to its role as the world's largest consumer of ICs. Additionally, a significant portion of global PCB manufacturing has migrated to China. Chinese government initiatives around self-sustainability are propelling China to expand its domestic manufacturing capacity and attracting investment from semiconductor manufacturers from Taiwan, Korea, Japan and the U.S. Although China is currently seen as an important long-term growth region for the semiconductor and electronics capital equipment sector, the U.S. government has tightened export controls for commodities, software, and technology (collectively, "items") destined to China over the past several years. In the last few years, Commerce has adopted regulations and added certain China-based entities to the U.S. Entity List (a list of parties that are generally ineligible to receive U.S.-regulated items without prior licensing from Commerce), restricting our ability to provide products and services to such entities without an export license. In addition, Commerce has imposed export licensing requirements on China-based customers that are military end users or engaged in military end uses, as well as requiring our customers to obtain an export license when they use certain semiconductor capital equipment based on U.S. technology to manufacture products connected to certain entities on the U.S. Entity List. The inability to obtain export licenses has resulted in a reduction to our backlog and required us to return some deposits received from customers in China for purchase orders, and limited our ability to meet our contractual obligations and sell our products or services to our customers in China. The percentage of our overall revenue from Chinese customers decreased in fiscal year 2025 compared to fiscal year 2024. However increased investments in process control to meet leading-edge demand by our customers in Taiwan have contributed to our overall revenue increase in fiscal year 2025 compared to fiscal year 2024.

The recent imposition of tariffs by the U.S. government, along with countermeasures taken by foreign countries, have had an adverse impact on our results of operations, though the impact was not material in fiscal year 2025. There continues to be uncertainty around the ultimate duration, size and substance of the tariffs, including reciprocal actions against the U.S. by other countries. However, despite headwinds from tariffs, our gross margin and overall financial performance improved in fiscal year 2025 compared to fiscal year 2024 due to higher revenue volume on products and services sold and cost management.

We are continuously assessing the aggregate potential impact of government regulations and tariffs on our financial results and operations. See Part I Item 1A "Risk Factors" in this report for more information regarding how such actions by the U.S. government or another country could significantly impact our ability to provide our products and services to existing and potential customers, especially in China, and adversely affect our business, financial condition and results of operations.

The following table sets forth some of our key consolidated financial information for each of our last three fiscal years:

	Year Ended June 30,		
(Dollar amounts in thousands, except diluted net income per share)	2025	2024	2023
Total revenues	$12,156,162	$9,812,247	$10,496,056
Costs of revenues	$ 4,751,867	$3,928,073	$ 4,218,307
Gross margin	60.9%	60.0%	59.8%
Net income attributable to KLA	$ 4,061,643	$2,761,896	$ 3,387,277
Diluted net income per share attributable to KLA	$ 30.37	$ 20.28	$ 24.15

We continue to focus on returning cash to our investors, making $2.15 billion in share repurchases and paying $904.6 million in dividends in the year ended June 30, 2025. We increased the dividend in the fourth quarter of fiscal 2025 to $1.90 per share per quarter, which was our 16th consecutive annual dividend increase. Refer to the "Liquidity and Capital Resources" section below for more information on our strong cash flow generation and strategy of returning excess cash to our stockholders.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is defined as one that has a material impact on our financial condition and results of operations and requires us to make difficult, complex or subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. Where applicable, we base these estimates and assumptions on historical experience and evaluate them on an ongoing basis to ensure that they remain reasonable under current conditions. Actual results could differ from those estimates. We believe that the following critical accounting policies reflect more significant judgments and estimates used in the preparation of our consolidated financial statements regarding critical accounting estimates. See Note 1 "Description of Business and Summary of Significant Accounting Policies" to our Consolidated Financial Statements for additional information regarding our accounting policies.

Revenue Recognition. We recognize revenue from sales at a point in time when we have satisfied our performance obligation by transferring control of the goods or services to the customer. The transaction price for our contracts with customers is allocated among the identified performance obligations and consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage.

Management uses judgment in identifying performance obligations, determining the stand-alone selling price ("SSP") for each distinct performance obligation and allocating consideration from an arrangement to the individual performance obligations based on the SSP. We estimate the SSP of products and services based on observable transactions when the products and services are sold on a stand-alone basis and those prices fall within a reasonable range. We typically have established SSP ranges for individual products and services due to the stratification of these products by customers and circumstances. In instances where the SSP is not directly observable, we determine the SSP using information that includes market conditions, entity-specific factors including discounting strategies, information about the customer or class of customer that is reasonably available and other observable inputs. While changes in the allocation of SSP between performance obligations will not affect the amount of total revenue recognized for a particular contract, any material changes could impact the timing of revenue recognition, which could have a material effect on our financial position and results of operations. Additionally, management also uses judgments to evaluate whether or not the customer has obtained control of the product and considers several indicators in evaluating whether or not control has transferred to the customer, which could also impact the timing of revenue recognition, and could have a material effect on our financial position and results of operations. Although our products are generally not sold with a right of return, we may provide other credits or sales incentives, which are accounted for either as variable consideration or a material right, depending on the specific terms and conditions of the arrangement. These credits and incentives are estimated at contract inception and updated at the end of each reporting period if and when additional information becomes available.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. The carrying value of inventory is reduced for estimated obsolescence equal to the difference between its cost and the estimated net realizable value based on assumptions about future demand for meeting our product manufacturing plans and our customers' support requirements. The estimate of net realizable value of inventory is impacted by assumptions regarding general semiconductor market conditions, manufacturing schedules, technology changes, new product introductions and possible alternative uses, and requires us to use significant judgment that may include uncertain elements. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. If in any period we anticipate an adverse change in assumptions such as future demand or market conditions to be less favorable than our previous estimates, additional inventory write-downs may be required and would be reflected in cost of revenues, resulting in a negative impact to our gross margin in that period. The potential negative impact based on future demand is not practically quantifiable. On the other hand, if in any period we are able to sell inventories that had been written down in a previous period to a level below the ultimate realized selling price, related revenue would be recorded with a lower or no offsetting charge to cost of revenues resulting in a net benefit to our gross margin in that period. A decrease in the future average selling prices would not have a material impact on the estimated net realizable value of finished goods and work in process inventories.

Goodwill and Long-Lived Assets Impairment. We assess goodwill for impairment annually as well as whenever events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. Events or changes in circumstances that could affect the likelihood that we will be required to recognize an impairment charge for goodwill include, but are not limited to, declines in our stock price or market capitalization, declines in our market share and declines in revenues or profits at our reporting units. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference.

We determine the fair value of a reporting unit using the income approach or market approach, or a combination of both. If multiple valuation methodologies are used, the results are judgmentally weighted. The income approach is estimated through discounted cash flow analysis. The estimated fair value of a reporting unit is computed by adding the present value of the estimated annual discounted cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This valuation technique requires us to use significant estimates and assumptions, including long-term growth rates, discount rates and other inputs. The estimated growth rates for the projection period are based on our internal forecasts of anticipated future performance of the business. The residual value is estimated using a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates are calculated as the weighted average cost of capital of comparable peer companies, adjusted for company-specific risk. The market approach estimates the fair value of a reporting unit by utilizing the market comparable method, which uses revenue and earnings multiples from comparable companies.

During the second quarter of fiscal 2025, we noted a continued deterioration of the long-term forecast for our PCB business, which is part of our PCB and Component Inspection reportable segment. We also completed an internal reorganization affecting the composition of reporting units within our Specialty Semiconductor Process and PCB and Component Inspection reportable segments. These two events triggered goodwill and purchased intangible assets impairment tests, which resulted in a $230.4 million pre-reorganization goodwill impairment charge in the PCB and Component Inspection reportable segment. The quantitative assessment performed, which utilized a combination of the income and market approaches described above, was particularly sensitive to changes in the underlying estimates and assumptions. For example, if these estimates and assumptions were adjusted to the extent the fair value of the reporting unit was calculated to be 10% lower, we would have incurred an additional approximately $50 million impairment charge.

Due to the downward revision of financial outlook for our PCB and Display businesses, we performed a quantitative goodwill impairment assessment and recorded impairment losses related to goodwill of $192.6 million in the second quarter of fiscal 2024.

In March 2024, we made the decision to exit the Display business but continue to provide services to the installed base for the discontinued product lines. This decision triggered a quantitative impairment assessment for the Display reporting unit as of March 31, 2024, which resulted in a total goodwill impairment charge of $70.5 million in the third quarter of fiscal 2024.

Long-lived assets, including both tangible and purchased intangible assets, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Events or changes in circumstances that could affect the likelihood that we will be required to recognize an impairment charge for long-lived assets primarily include declines in our operating cash flows from the use of these assets.

For finite-lived purchased intangible assets, we determine whether the assets are recoverable based on the forecasted undiscounted future cash flows that are expected to be generated by the lowest-level associated asset grouping. If the undiscounted cash flows used in the recoverability test are less than the assets' carrying value, we recognize an impairment loss for the amount that the carrying value exceeds the fair value.

We determine the fair value of purchased intangible assets using the income approach, primarily by applying the relief-from-royalty or multi-period excess-earnings methods. In connection with the downward revision of financial outlook for our PCB and Display businesses noted above, we recorded impairment losses related to purchased intangible assets of $8.7 million during the second quarter of fiscal 2025 and $26.4 million during the second quarter of fiscal 2024. As a result of the Company's decision to exit the Display business, also described above, an immaterial purchased intangible asset impairment charge was recorded in the third quarter of fiscal 2024.

There can be no assurance that the estimates and assumptions used in our fair value calculations will prove to be an accurate prediction of the future. If our assumptions are not realized, or if there are future changes in any of the assumptions due to a change in economic conditions or otherwise, it is possible that a further impairment charge may need to be recorded in the future.

See Note 7 "Goodwill and Purchased Intangible Assets" in the Notes to our Consolidated Financial Statements for additional information.

Income Taxes. The calculation of our effective tax rate involves significant judgment in the application of complex tax laws among various tax jurisdictions worldwide; identifying uncertain tax positions; and estimating the amount of deferred tax assets that will be realized in the future. We believe that our tax positions and judgments are reasonable, but actual results may differ. If one or more taxing authorities were to successfully overturn our tax positions, it could have a material adverse effect on our effective tax rate, results of operations, or cash flows.

Unrecognized tax benefits are recorded for uncertain tax positions on the largest amount that is more than 50% likely of being realized upon ultimate settlement. Evaluation of tax positions, their technical merits, and measurements using cumulative probability are inherently subjective estimates since they require our assessment of the probability of future outcomes. We recorded unrecognized tax benefits of $258.6 million and $245.7 million for the years ended June 30, 2025 and June 30, 2024, respectively. We reevaluate these uncertain tax positions on a quarterly basis based on certain factors including, but not limited to, changes in facts or circumstances; changes in tax law; audit settlements; new audit activities; and changes in accounting standards. Any changes to these factors can result in a material change to tax expense.

Our calculations of deferred tax assets and liabilities are based on estimates and judgments related to uncertainties in the application of complex tax laws and projections of future taxable income. The guidance requires that deferred tax assets be reduced by a valuation allowance if we determine it is more likely than not that a portion of the deferred tax asset will not be realized in the foreseeable future. We have determined that a valuation allowance is necessary against a portion of the deferred tax assets, but we anticipate that our future taxable income will be sufficient to recover the remainder of our deferred tax assets. We recorded tax valuation allowances of $310.6 million and $289.5 million as of June 30, 2025 and June 30, 2024, respectively, primarily related to California credit carry-forwards. Based on the enacted income apportionment rules in California, our future California income tax liability will not be sufficient to fully utilize the credit carry-forwards. We assess on a quarterly basis whether there should be a change to the valuation allowance for some portion or all of the deferred tax assets. If there is a change in our ability to recover our deferred tax assets that are not subject to a valuation allowance, we will be required to record an additional valuation allowance against such deferred tax assets which may materially increase our tax expense. If there is a change in our ability to utilize the California credit carry-forwards, we will be required to reduce our valuation allowance against such deferred tax assets which may materially decrease our tax expense.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including those recently adopted and the expected dates of adoption as well as estimated effects, if any, on our Consolidated Financial Statements of those not yet adopted, see Note 1 "Description of Business and Summary of Significant Accounting Policies" to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Revenues and Gross Margin

(Dollar amounts in thousands)	Year Ended June 30, 2025	2024	2023	FY25 vs. FY24		FY24 vs. FY23	
Revenues:							
Product	$ 9,472,854	$7,482,679	$ 8,379,025	$1,990,175	27%	$(896,346)	(11)%
Service	2,683,308	2,329,568	2,117,031	353,740	15%	212,537	10%
Total revenues	$12,156,162	$9,812,247	$10,496,056	$2,343,915	24%	$(683,809)	(7)%
Costs of revenues	$ 4,751,867	$3,928,073	$ 4,218,307	$ 823,794	21%	$(290,234)	(7)%
Gross margin	60.9%	60.0%	59.8%	0.9%		0.2%	

Our business is affected by the concentration of our customer base and our customers' capital equipment procurement schedules as a result of their investment plans. Our product revenues in any particular period are impacted by the amount of new orders we receive during that period and, depending upon the duration of manufacturing and installation cycles, in the preceding periods. Revenue is also impacted by average customer pricing, customer revenue deferrals associated with volume purchase agreements, the effect of fluctuations in foreign currency exchange rates, increased trade restrictions as discussed in the "Executive Summary" section above and the availability of government incentives for semiconductor capital investments. Service revenues are generated from product maintenance and support services, as well as billable time and material service calls made to our customers. The amount of our service revenues is typically a function of the number of systems installed at our customers' sites and the utilization of those systems, but it is also impacted by other factors, such as our rate of service contract renewals, the types of systems being serviced and fluctuations in foreign currency exchange rates. A significant portion of our revenues continues to be generated in Asia, where a substantial portion of the world's semiconductor manufacturing capacity is located, and we expect that trend to continue.

The increase in total revenues by 24% in the fiscal year ended June 30, 2025 compared to the prior fiscal year is primarily attributable to the increase in our product revenues and is due to increased investments by leading edge foundries driven by the AI infrastructure buildout, strong customer adoption of our advanced packaging portfolio of products and strong demand for many of our products, especially those in our inspection portfolio, partially offset by a decrease of 4% in revenues from our customers in China.

The increase in service revenues by 15% in the fiscal year ended June 30, 2025 compared to the prior fiscal year is primarily attributable to the growth of our installed base.

Revenues by segment[1]

(Dollar amounts in thousands)	Year Ended June 30, 2025	2024	2023	FY25 vs. FY24		FY24 vs. FY23	
Revenues:							
Semiconductor Process Control	$10,947,359	$8,733,556	$ 9,324,190	$2,213,803	25%	$(590,634)	(6)%
Specialty Semiconductor Process	587,107	528,701	543,398	58,406	11%	(14,697)	(3)%
PCB and Component Inspection	621,721	552,491	631,604	69,230	13%	(79,113)	(13)%
Total segment revenues	$12,156,187	$9,814,748	$10,499,192	$2,341,439	24%	$(684,444)	(7)%

(1) Segment revenues exclude corporate allocations and the effects of changes in foreign currency exchange rates. For additional details, refer to Note 18 "Segment Reporting and Geographic Information" to our Consolidated Financial Statements.

The primary factors impacting the performance of our segment revenues for fiscal year 2025 compared to fiscal year 2024 are summarized as follows:

- Revenue from our Semiconductor Process Control segment increased in fiscal 2025 compared to fiscal 2024 primarily due to a resumption of growth in the industry, demonstrated by strong demand for many of our products, especially those in our inspection portfolio, as well as higher service revenue from an increase in our installed base.

- Revenue from our Specialty Semiconductor Process segment, which comprises etching and deposition solutions for advanced packaging and specialty semiconductor markets, increased in fiscal 2025 compared to fiscal 2024 primarily due to increased revenue from our advanced packaging business.

- Revenue from our PCB and Component Inspection segment increased in fiscal 2025 as compared to fiscal 2024 primarily due to increased revenue from packaging products related to AI and a settlement received in the second quarter of fiscal 2025 related to cancellation of a technology project by a major Display customer that resulted in our decision to exit the Display business in the third quarter of fiscal 2024. These increases were partially offset by decreased revenues during the relatively soft market in the first half of fiscal year 2025.

The following is a summary of revenues by major product categories for the indicated periods:

(Dollar amounts in thousands)	Year Ended June 30,						FY25 vs. FY24		FY24 vs. FY23	
	2025		2024		2023					
Revenues:										
Wafer Inspection	$ 6,198,815	51%	$4,333,296	44%	$ 4,336,663	41%	$1,865,519	43%	$ (3,367)	—%
Patterning	2,196,347	18%	2,054,442	21%	2,791,130	26%	141,905	7%	(736,688)	(26)%
Specialty Semiconductor Process	517,201	4%	470,565	5%	492,109	5%	46,636	10%	(21,544)	(4)%
PCB and Component Inspection	355,891	3%	291,161	3%	378,030	4%	64,730	22%	(86,869)	(23)%
Services	2,683,308	22%	2,329,568	24%	2,117,031	20%	353,740	15%	212,537	10%
Other	204,600	2%	333,215	3%	381,093	4%	(128,615)	(39)%	(47,878)	(13)%
Total	$12,156,162	100%	$9,812,247	100%	$10,496,056	100%	$2,343,915	24%	$(683,809)	(7)%

The following customers each accounted for more than 10% of our total revenues, primarily in our Semiconductor Process Control segment, for the indicated periods:

Fiscal Year Ended June 30,		
2025	2024	2023
Taiwan Semiconductor Manufacturing Company Limited	Taiwan Semiconductor Manufacturing Company Limited	Taiwan Semiconductor Manufacturing Company Limited
		Samsung Electronics Co., Ltd.

Revenues by region

Revenues by region, based on ship-to location, for the periods indicated were as follows:

(Dollar amounts in thousands)	Year Ended June 30,					
	2025		2024		2023	
China	$ 4,042,567	33%	$4,196,727	43%	$ 2,867,443	27%
Taiwan	3,205,392	27%	1,738,065	18%	2,493,379	24%
Korea	1,452,826	12%	906,924	9%	1,895,710	18%
North America	1,362,311	11%	1,070,791	11%	1,254,956	12%
Japan	1,133,002	9%	963,203	10%	888,016	9%
Europe and Israel	574,197	5%	540,263	6%	682,103	6%
Rest of Asia	385,867	3%	396,274	3%	414,449	4%
Total	$12,156,162	100%	$9,812,247	100%	$10,496,056	100%

There was a decrease in revenues from our customers in China, accounting for 33% of total revenues in fiscal 2025 compared to 43% of total revenues in fiscal 2024. This decrease comes after elevated levels of investment by our larger Chinese customers in the years following the COVID-19 pandemic, which have now moderated, causing our revenues from Chinese customers to begin to normalize. Additionally, while many Chinese customers, encouraged by the growth potential of certain semiconductor markets and Chinese government initiatives around self-sustainability in domestic semiconductor production, continued to increase their semiconductor-related investments, more stringent U.S. export controls and regulations have also contributed to the decrease in revenue share from China. Our customers in Taiwan contributed to the increased revenues with increased investments in process control to meet leading edge demand driven by innovation and growth of new technologies like AI, with that region recording 27% and 18% of total revenues during fiscal years 2025 and 2024, respectively. The remaining regions accounted for less than 20% of total revenues individually in all periods.

Gross margin

Our gross margin fluctuates with revenue levels and product mix and is affected by variations in costs related to manufacturing and servicing our products, including our ability to scale our operations efficiently and effectively in response to prevailing business conditions.

The following table summarizes the major factors that contributed to the changes in gross margin:

	Gross Margin
Fiscal Year Ended June 30, 2024	**60.0%**
Revenue volume of products and services	1.8%
Mix of products and services sold	(1.3)%
Manufacturing labor, overhead and efficiencies	0.4%
Other service and manufacturing costs	—%
Fiscal Year Ended June 30, 2025	**60.9%**

Changes in gross margin from revenue volume of products and services reflect our ability to leverage existing infrastructure to generate higher revenues. Changes in gross margin from the mix of products and services sold reflect the impact of changes within the composition of product and service offerings. Changes in gross margin from manufacturing labor, overhead and efficiencies reflect our ability to manage costs and drive productivity as we scale our manufacturing activity to respond to customer requirements and amortization of intangible assets. Changes in gross margin from other service and manufacturing costs include the impact of customer support costs, including the efficiencies with which we deliver services to our customers, and the effectiveness with which we manage our production plans and inventory risk. Other service and manufacturing costs included lower inventory obsolescence charges offset by higher tariff and freight expenses in fiscal year 2025 compared to fiscal year 2024.

Research and Development

(Dollar amounts in thousands)	Year Ended June 30,			FY25 vs. FY24		FY24 vs. FY23	
	2025	2024	2023				
R&D expenses	$1,360,334	$1,278,981	$1,296,727	$81,353	6%	$(17,746)	(1)%
R&D expenses as a percentage of total revenues	11%	13%	12%	(2)%		1%	

R&D expenses may fluctuate with product development phases and project timing as well as our R&D efforts. As technological innovation is essential to our success, we may incur significant costs associated with R&D projects, including compensation for engineering talent, engineering material costs and other expenses.

R&D expenses during the fiscal year ended June 30, 2025 increased compared to the fiscal year ended June 30, 2024 primarily due to an increase in employee-related expenses of $70.1 million, an increase in depreciation expense of $5.9 million and an increase in engineering project material costs of $4.9 million.

Our future operating results will depend significantly on our ability to make products and provide services that have a competitive advantage in our marketplace. To do this, we believe that we must continue to make substantial and focused investments in our R&D. We remain committed to product development in new and emerging technologies.

Selling, General and Administrative

(Dollar amounts in thousands)	Year Ended June 30,			FY25 vs. FY24		FY24 vs. FY23	
	2025	2024	2023				
SG&A expenses	$1,029,734	$969,509	$986,326	$60,225	6%	$(16,817)	(2)%
SG&A expenses as a percentage of total revenues	8%	10%	9%	(2)%		1%	

SG&A expenses during the fiscal year ended June 30, 2025 increased compared to the fiscal year ended June 30, 2024 primarily due to increases in the following areas: facility-related expenses of $15.9 million, employee-related expenses of $12.9 million, depreciation expense of $12.0 million, promotional expenses of $8.3 million, travel expenses of $6.8 million and engineering project material costs of $6.1 million.

Impairment of Goodwill and Purchased Intangible Assets

During the second quarter of fiscal 2025, we noted a continued deterioration of the long-term forecast for our PCB business, which is part of our PCB and Component Inspection reportable segment. We also completed an internal reorganization affecting the composition of reporting units within our Specialty Semiconductor Process and PCB and Component Inspection reportable segments. These two events triggered goodwill and purchased intangible assets impairment tests, which resulted in a $239.1 million goodwill and purchased intangible assets impairment charge in the PCB and Component Inspection reportable segment.

During the second quarter of fiscal 2024, we noted a significant deterioration of the long-term forecast for our PCB and Display businesses. As a result, we recorded a $219.0 million goodwill and purchased intangible asset impairment charge for the PCB and Display reporting unit in the second quarter of fiscal 2024. In March 2024, we made the decision to exit the Display business but continue to provide services to the installed base for the discontinued product lines. As a result, we recorded a $70.5 million goodwill impairment charge, and an immaterial amount of purchased intangible assets were abandoned in the third quarter of fiscal 2024. See Note 7 "Goodwill and Purchased Intangible Assets" to our Consolidated Financial Statements for further details.

Restructuring Charges

Restructuring charges were $7.7 million and $21.6 million for the years ended June 30, 2025 and June 30, 2024, respectively, primarily due to severance and related charges for the restructuring of the former PCB and Display operating segment, as described further in Note 7 "Goodwill and Purchased Intangible Assets," as well as write-downs of certain right of use assets and fixed assets that were abandoned.

For additional information, refer to Note 19 "Restructuring Charges" to our Consolidated Financial Statements.

Interest Expense and Other Expense (Income), Net

	Year Ended June 30,			FY25 vs. FY24		FY24 vs. FY23	
(Dollar amounts in thousands)	2025	2024	2023				
Interest expense	$ 302,166	$ 311,253	$ 296,940	$ (9,087)	(3)%	$ 14,313	5%
Other expense (income), net	$(171,487)	$(155,075)	$(104,720)	$(16,412)	(11)%	$(50,355)	(48)%
Interest expense as a percentage of total revenues	2%	3%	3%				
Other expense (income), net as a percentage of total revenues	(1)%	(2)%	(1)%				

Interest expense during the fiscal year ended June 30, 2025 was comparable to the fiscal year ended June 30, 2024 as average debt outstanding was essentially unchanged.

Other expense (income), net is comprised primarily of fair value adjustments and realized gains or losses on sales of marketable and non-marketable securities, gains or losses from revaluations of certain foreign currency denominated assets and liabilities as well as foreign currency contracts, interest-related accruals (such as interest and penalty accruals related to our tax obligations) and interest income earned on our invested cash, cash equivalents and marketable securities.

The change in Other expense (income), net during the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024 was primarily attributable to higher interest income of $17.1 million due to higher interest earning balances and a higher net fair value gain of $7.0 million from an equity security compared to the prior fiscal year, partially offset by higher net foreign exchange losses of $10.2 million.

Provision for Income Taxes

The following table provides details of income taxes:

	Year Ended June 30,		
(Dollar amounts in thousands)	2025	2024	2023
Income before income taxes	$4,644,448	$3,190,032	$3,789,190
Provision for income taxes	$ 582,805	$ 428,136	$ 401,839
Effective tax rate	12.5%	13.4%	10.6%

Tax expense was lower as a percentage of income before taxes during the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024 primarily due to goodwill impairment charges, which are non-deductible for income tax. There was a $230.4 million goodwill impairment charge during the fiscal year ended June 30, 2025 compared to a $263.1 million goodwill impairment charge during the fiscal year ended June 30, 2024.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the amount of our pre-tax income as business activities fluctuate, non-deductible expenses incurred in connection with acquisitions, R&D credits as a percentage of aggregate pre-tax income, non-taxable or non-deductible increases or decreases in the assets held within our Executive Deferred Savings Plan, the tax effects of employee stock activity and the effectiveness of our tax planning strategies. We also continue to monitor the adoption of Pillar Two relating to the global minimum tax in each of our tax jurisdictions to evaluate its impact on our effective income tax rate. For some of the jurisdictions that have adopted Pillar Two in their tax legislation, it was effective for us beginning in our fiscal year ended June 30, 2025, and there was no material impact to our effective tax rate.

For discussions on tax examinations, assessments and certain related proceedings, see Note 14 "Income Taxes" to our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

	As of June 30,		
(Dollar amounts in thousands)	2025	2024	2023
Cash and cash equivalents	$ 2,078,908	$ 1,977,129	$ 1,927,865
Marketable securities	2,415,715	2,526,866	1,315,294
Total cash, cash equivalents and marketable securities	$ 4,494,623	$ 4,503,995	$ 3,243,159
Percentage of total assets	28%	29%	23%

	Year Ended June 30,		
(In thousands)	2025	2024	2023
Cash flows:			
Net cash provided by operating activities	$ 4,081,903	$ 3,308,575	$ 3,669,805
Net cash used in investing activities	(202,481)	(1,476,985)	(482,571)
Net cash used in financing activities	(3,785,687)	(1,776,017)	(2,830,289)
Effect of exchange rate changes on cash and cash equivalents	8,044	(6,309)	(13,988)
Net increase in cash and cash equivalents	$ 101,779	$ 49,264	$ 342,957

Cash, Cash Equivalents and Marketable Securities:

As of June 30, 2025, our cash, cash equivalents and marketable securities totaled $4.49 billion, compared to the $4.50 billion balance as of June 30, 2024. Refer to below discussions of sources and uses of cash during the fiscal year.

As of June 30, 2025, $1.11 billion of our $4.49 billion cash, cash equivalents, and marketable securities were held by our foreign subsidiaries and branch offices. We currently intend to indefinitely reinvest $66.6 million of the cash, cash equivalents and marketable securities held by our foreign subsidiaries for which we assert that earnings are permanently reinvested. If, however, a portion of these funds were to be repatriated to the U.S., we would be required to accrue and pay state and foreign taxes of approximately 1%-22% of the funds repatriated. The amount of taxes due will depend on the amount and manner of the repatriation, as well as the location from which the funds are repatriated. We have accrued state and foreign tax on the remaining cash of $1.04 billion of the $1.11 billion held by our foreign subsidiaries and branch offices. As such, these funds can be returned to the U.S. without accruing any additional U.S. tax expense.

Cash Flows Provided by Operating Activities:

We typically finance our liquidity requirements through cash generated from our operations. Net cash provided by operating activities during the fiscal year ended June 30, 2025 was $4.08 billion compared to $3.31 billion during the fiscal year ended June 30, 2024. The increase was primarily due to an increase in customer and other collections of approximately $1.4 billion, mainly driven by higher shipments; partially offset by increases in accounts payable payments of approximately $480 million and employee-related payments of approximately $130 million.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the fiscal year ended June 30, 2025 was $202.5 million compared to $1.48 billion during the fiscal year ended June 30, 2024. The decrease was mainly due to an increase in net proceeds from available-for-sale securities of $1.33 billion, primarily due to the sale of investments to support the $750.0 million debt principal payment in November 2024, and $6.3 million in proceeds from capital-related government assistance, partially offset by increases in capital expenditures of $57.9 million and IP acquisitions of $5.0 million.

Cash Flows Used in Financing Activities:

Net cash used in financing activities during the fiscal year ended June 30, 2025 was $3.79 billion compared to $1.78 billion during the fiscal year ended June 30, 2024. The increase was mainly due to a debt repayment of $750.0 million contrasting with debt-related proceeds of $735.0 million in the prior year, and increases in cash used for common stock repurchases of $414.2 million and cash paid for dividends and dividend equivalents of $131.6 million.

Stock Repurchases:

The shares of common stock repurchased under our stock repurchase program have reduced our basic and diluted weighted-average shares outstanding for the fiscal years ended June 30, 2025, 2024 and 2023. The total amount of stock repurchases during the fiscal years ended June 30, 2025, 2024 and 2023 were $2.15 billion, $1.74 billion and $1.31 billion, respectively. The stock repurchase program is intended, in part, to mitigate the potential dilutive impact related to our equity incentive plans and shares issued in connection with our ESPP as well as to return excess cash to our stockholders. As of June 30, 2025, an aggregate of $5.03 billion was available for repurchase under our stock repurchase program, which reflects an increase in the authorized repurchase amount of $5.00 billion in the fourth quarter of fiscal 2025.

Cash Dividends:

The total amounts of regular quarterly cash dividends and dividend equivalents paid during the fiscal years ended June 30, 2025, 2024 and 2023 were $904.6 million, $773.0 million and $732.6 million, respectively. The increase in the amount of regular quarterly cash dividends and dividends equivalents paid during the fiscal year ended June 30, 2025 as compared to the fiscal year ended June 30, 2024 reflected the increases in the level of our regular quarterly cash dividend from $1.45 to $1.70 per share and from $1.70 to $1.90 per share that were announced during the first and fourth quarters, respectively of fiscal 2025. The amounts of accrued dividend equivalents payable for regular quarterly cash dividends on unvested RSUs with dividend equivalent rights were $13.3 million and $11.8 million as of June 30, 2025 and 2024, respectively. These amounts will be paid upon vesting of the underlying unvested RSUs as described in Note 10 "Equity, Long-term Incentive Compensation Plans and Non-Controlling Interest" to our Consolidated Financial Statements.

On August 7, 2025, we announced that our Board of Directors had declared a quarterly cash dividend of $1.90 per share. Refer to Note 20 "Subsequent Events" to our Consolidated Financial Statements for additional information regarding the declaration of our quarterly cash dividend announced subsequent to June 30, 2025.

Senior Notes:

As of June 30, 2025, we had an aggregate principal amount of senior, unsecured notes totaling $5.95 billion with due dates ranging from fiscal 2029 through fiscal 2063. For additional information on these senior notes, see Note 8 "Debt" in the Notes to our Consolidated Financial Statements. In November 2024, we repaid $750.0 million of Senior Notes. As of June 30, 2025, we were in compliance with all of our covenants under the relevant indentures associated with the Senior Notes.

Revolving Credit Facility:

On July 3, 2025, we replaced our Prior Revolving Credit Facility with a new unsecured Revolving Credit Facility with a maturity date of July 3, 2030, that allows us to borrow up to $1.50 billion. Subject to the terms of the Credit Agreement, the Revolving Credit Facility may be increased by an amount up to $500.0 million in the aggregate. See Note 20 "Subsequent Events" in the Notes to our Consolidated Financial Statements.

As of June 30, 2025 and 2024, we had no outstanding borrowings under the Prior Revolving Credit Facility. We were in compliance with all covenants under the prior Credit Agreement as of June 30, 2025 (the leverage ratio was 1.02 to 1.00 compared to a maximum leverage ratio of 3.50 to 1.00 on a quarterly basis covering the trailing four consecutive fiscal quarters for each fiscal quarter). Considering our current liquidity position, short-term financial forecasts and ability to prepay the Revolving Credit Facility, if necessary, we expect to continue to be in compliance with our financial covenants at the end of our fiscal year ending June 30, 2026. For additional information on the Revolving Credit Facility, see Note 8 "Debt" in the Notes to our Consolidated Financial Statements.

Factoring Arrangements

We have agreements with financial institutions to sell certain of our trade receivables and promissory notes from customers without recourse. In addition, we periodically sell certain letters of credit ("LC"), without recourse, received from customers as payment for goods and services.

The following table shows total receivables sold under factoring agreements and proceeds from sales of LC for the indicated periods:

	Year Ended June 30,		
(In thousands)	2025	2024	2023
Receivables sold under factoring agreements	$230,552	$254,889	$328,933
Proceeds from sales of LC	$ 55,525	$ 22,242	$ 69,247

Factoring and LC fees for the sale of certain trade receivables were recorded in Other expense (income), net and were not material for the periods presented.

We maintain guarantee arrangements available through various financial institutions for up to $126.8 million, of which $92.7 million had been issued as of June 30, 2025, primarily to fund guarantees to customs authorities for value-added tax and other operating requirements of our consolidated subsidiaries worldwide.

Material Cash Requirements

As of June 30, 2025, our aggregate principal debt obligation was $5.95 billion, which represents Senior Notes due from fiscal year 2029 to fiscal year 2063. Our principal note of $750.0 million was repaid in November 2024. Interest payments of $5.48 billion associated with all of our debt obligations are based on the principal amount multiplied by the applicable interest rate for each series of Senior Notes. For additional details, refer to Note 8 "Debt" to our Consolidated Financial Statements.

We maintain commitments to purchase inventory from our suppliers as well as goods, services, and other assets in the ordinary course of business. Our estimate of our significant purchase commitments primarily for material, services, supplies and asset purchases is $2.42 billion as of June 30, 2025, a majority of which will be due within the next 12 months. For additional details, refer to Note 16 "Commitments and Contingencies" to our Consolidated Financial Statements.

We also have commitments for our non-qualified executive deferred compensation plan of $349.5 million, an income tax payable obligation related to uncertain tax positions of $272.0 million and an operating lease obligation of $234.1 million.

Working Capital:

Working capital was $6.61 billion as of June 30, 2025, which represents an increase of $1.24 billion compared to our working capital as of June 30, 2024. As of June 30, 2025, our principal sources of liquidity consisted of $4.49 billion of cash, cash equivalents and marketable securities, as well as $1.50 billion availability under our Revolving Credit Facility. Our liquidity may be affected by many factors, some of which are based on the normal ongoing operations of the business, spending for business acquisitions, and other factors such as uncertainty in the global and regional economies and the semiconductor, semiconductor-related and electronic device industries. Although cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents balances, marketable securities and our $1.50 billion Revolving Credit Facility, will be sufficient to satisfy our liquidity requirements associated with working capital needs, capital expenditures, cash dividends, stock repurchases and other contractual obligations for at least the next 12 months.

Credit Ratings

Our credit ratings as of June 30, 2025 are summarized below:

Rating Agency	Rating
Fitch	A
Moody's	A2
S&P	A-

Factors that can affect our credit ratings include changes in our operating performance, the economic environment, conditions in the semiconductor and semiconductor capital equipment industries, our financial position, material acquisitions and changes in our business strategy.

Off-Balance Sheet Arrangements:

As of June 30, 2025, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial position, changes in financial condition, revenues and expenses, results of operations, liquidity, cash requirements or capital resources that are material to investors. Refer to Note 16 "Commitments and Contingencies" to our Consolidated Financial Statements for information related to indemnification obligations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, we utilize derivative financial instruments, such as foreign currency hedges. All of the potential changes noted below are based on sensitivity analyses performed on our financial position as of June 30, 2025. Actual results may differ materially.

Interest Rate Risk

As of June 30, 2025, we had an investment portfolio of fixed income securities of $2.05 billion. These securities, as with all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 100 bps from levels as of June 30, 2025, the fair value of the portfolio would have declined by $21.5 million.

The fair market value of our long-term fixed interest rate Senior Notes is subject to interest rate risk. Generally, the fair market value of fixed interest rate notes will increase as market interest rates fall and decrease as market interest rates rise. As of June 30, 2025, our fixed rate Senior Notes had a fair value and book value of $5.54 billion and $5.88 billion, respectively, due in various fiscal years ranging from 2029 to 2063.

On July 3, 2025, we replaced our Prior Revolving Credit Facility with a new Revolving Credit Facility that allows us to borrow up to $1.50 billion, has a maturity date of July 3, 2030 with two one-year extension options, and may be increased by an amount up to $500.0 million in the aggregate. As of June 30, 2025, we had no outstanding borrowings under our Prior Revolving Credit Facility. Pursuant to the terms of the Prior Credit Agreement, we were also obligated to pay an annual commitment fee on the daily undrawn balance of the Revolving Credit Facility at a rate that ranges from 4.5 bps to 12.5 bps, depending upon our then prevailing credit rating. As of June 30, 2025, the annual commitment fee was 5.5 bps. Any increase in our commitment fee under our Credit Agreement due to changes in credit ratings would have no material impact on our results of operations or cash flows.

Marketable Equity Security Risk

Our equity investment in a publicly traded company is subject to market price risk, which we typically do not attempt to reduce or eliminate through hedging activities. As of June 30, 2025, the fair value of our investment in the marketable equity security, which began publicly trading on the Tokyo Stock Exchange on April 5, 2021, was $24.0 million. Assuming a decline of 50% in market prices, the aggregate value of our investment in the marketable equity security could decrease by approximately $12 million, based on the value as of June 30, 2025.

See Note 5 "Marketable Securities" to our Consolidated Financial Statements in Part II, Item 8; "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II Item 7; and "Risk Factors" in Part I Item 1A of this Annual Report on Form 10-K for a description of recent market events that may affect the value of the investments in our portfolio that we held as of June 30, 2025.

Foreign Currency Risk

As of June 30, 2025, we had net forward and option contracts to purchase $50.9 million in foreign currency in order to hedge certain currency exposures (see Note 17 "Derivative Instruments and Hedging Activities" to our Consolidated Financial Statements for additional details). If we had entered into these contracts on June 30, 2025, the U.S. dollar equivalent would have been $81.8 million. A 10% adverse move in all currency exchange rates affecting the contracts would decrease the fair value of the contracts by $153.4 million. However, if this occurred, the fair value of the underlying exposures hedged by the contracts would increase by a similar amount. Accordingly, we believe that, as a result of the hedging of certain of our foreign currency exposure, changes in most relevant foreign currency exchange rates should have no material impact on our results of operations or cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

KLA CORPORATION

Consolidated Balance Sheets

(In thousands, except par value)	As of June 30, 2025	As of June 30, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,078,908	$ 1,977,129
Marketable securities	2,415,715	2,526,866
Accounts receivable, net	2,263,915	1,833,041
Inventories	3,212,149	3,034,781
Other current assets	728,102	659,327
Total current assets	10,698,789	10,031,144
Land, property and equipment, net	1,252,775	1,109,968
Goodwill, net	1,792,193	2,015,726
Deferred income taxes	1,105,770	915,241
Purchased intangible assets, net	444,785	668,764
Other non-current assets	773,614	692,723
Total assets	$16,067,926	$15,433,566
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 458,509	$ 359,487
Deferred system revenue	816,834	985,856
Deferred service revenue	548,011	501,926
Current portion of long-term debt	—	749,936
Other current liabilities	2,262,441	2,063,569
Total current liabilities	4,085,795	4,660,774
Long-term debt	5,884,257	5,880,199
Deferred tax liabilities	446,945	486,690
Deferred service revenue	348,844	294,460
Other non-current liabilities	609,632	743,115
Total liabilities	11,375,473	12,065,238
Commitments and contingencies (Notes 9, 15 and 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 1,000 shares authorized, none outstanding	—	—
Common stock, $0.001 par value, 500,000 shares authorized, 281,176 and 280,649 shares issued, 132,023 and 134,425 shares outstanding, as of June 30, 2025 and June 30, 2024, respectively	132	134
Capital in excess of par value	2,511,790	2,279,999
Retained earnings	2,179,330	1,137,270
Accumulated other comprehensive income (loss)	1,201	(49,075)
Total stockholders' equity	4,692,453	3,368,328
Total liabilities and stockholders' equity	$16,067,926	$15,433,566

See accompanying notes to Consolidated Financial Statements.

KLA CORPORATION

Consolidated Statements of Operations

(In thousands, except per share amounts)		Year Ended June 30,				
		2025		2024		2023
Revenues:						
Product	$	9,472,854	$	7,482,679	$	8,379,025
Service		2,683,308		2,329,568		2,117,031
Total revenues		12,156,162		9,812,247		10,496,056
Costs and expenses:						
Costs of revenues		4,751,867		3,928,073		4,218,307
Research and development		1,360,334		1,278,981		1,296,727
Selling, general and administrative		1,029,734		969,509		986,326
Impairment of goodwill and purchased intangible assets		239,100		289,474		—
Interest expense		302,166		311,253		296,940
Loss on extinguishment of debt		—		—		13,286
Other expense (income), net		(171,487)		(155,075)		(104,720)
Income before income taxes		4,644,448		3,190,032		3,789,190
Provision for income taxes		582,805		428,136		401,839
Net income		4,061,643		2,761,896		3,387,351
Less: Net income attributable to non-controlling interest		—		—		74
Net income attributable to KLA	$	4,061,643	$	2,761,896	$	3,387,277
Net income per share attributable to KLA						
Basic	$	30.53	$	20.41	$	24.28
Diluted	$	30.37	$	20.28	$	24.15
Weighted-average number of shares:						
Basic		133,030		135,345		139,483
Diluted		133,750		136,187		140,235

See accompanying notes to Consolidated Financial Statements.

KLA CORPORATION

Consolidated Statements of Comprehensive Income

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Net income	$ 4,061,643	$ 2,761,896	$ 3,387,351
Other comprehensive income (loss):			
Currency translation adjustments:			
Cumulative currency translation adjustments	17,820	(11,763)	(22,288)
Income tax benefit	749	544	1,547
Net change related to currency translation adjustments	18,569	(11,219)	(20,741)
Cash flow hedges:			
Net unrealized gains arising during the period	36,726	9,737	30,025
Reclassification adjustments for net gains included in net income	(15,429)	(25,904)	(29,058)
Income tax (provision) benefit	(2,742)	2,466	2,141
Net change related to cash flow hedges	18,555	(13,701)	3,108
Net change related to unrecognized losses and transition obligations in connection with defined benefit plans	3,706	3,043	6,074
Available-for-sale securities:			
Net unrealized gains arising during the period	12,090	11,527	2,459
Reclassification adjustments for net (gains) losses included in net income	(59)	103	986
Income tax provision	(2,585)	(2,487)	(756)
Net change related to available-for-sale securities	9,446	9,143	2,689
Other comprehensive income (loss)	50,276	(12,734)	(8,870)
Less: Comprehensive income attributable to non-controlling interest	—	—	74
Total comprehensive income attributable to KLA	$ 4,111,919	$ 2,749,162	$ 3,378,407

See accompanying notes to Consolidated Financial Statements.

KLA CORPORATION

Consolidated Statements of Stockholders' Equity

(In thousands, except per share amounts)	Common Stock and Capital in Excess of Par Value		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total KLA Stockholders' Equity	Non-Controlling Interest	Total Stockholders' Equity
	Shares	Amount					
Balances as of June 30, 2022	141,804	$1,061,940	$ 366,882	$(27,471)	$ 1,401,351	$(2,261)	$ 1,399,090
Net income attributable to KLA	—	—	3,387,277	—	3,387,277	—	3,387,277
Net income attributable to non-controlling interest	—	—	—	—	—	74	74
Other comprehensive loss	—	—	—	(8,870)	(8,870)	—	(8,870)
Net issuance under employee stock plans	790	29,930	—	—	29,930	—	29,930
Repurchase of common stock	(5,844)	842,467	(2,172,181)	—	(1,329,714)	—	(1,329,714)
Cash dividends ($5.20 per share) and dividend equivalents declared	—	—	(733,547)	—	(733,547)	—	(733,547)
Stock-based compensation expense	—	171,424	—	—	171,424		171,424
Purchase of non-controlling interest	—	1,902	—	—	1,902	(6,196)	(4,294)
Disposal of non-controlling interest	—	—	—	—	—	8,383	8,383
Balances as of June 30, 2023	136,750	2,107,663	848,431	(36,341)	2,919,753	—	2,919,753
Net income attributable to KLA	—	—	2,761,896	—	2,761,896	—	2,761,896
Other comprehensive loss	—	—	—	(12,734)	(12,734)	—	(12,734)
Net issuance under employee stock plans	707	1,908	—	—	1,908	—	1,908
Repurchase of common stock	(3,032)	(42,133)	(1,700,368)	—	(1,742,501)	—	(1,742,501)
Cash dividends ($5.65 per share) and dividend equivalents declared	—	—	(772,689)	—	(772,689)	—	(772,689)
Stock-based compensation expense	—	212,695	—	—	212,695	—	212,695
Balances as of June 30, 2024	134,425	2,280,133	1,137,270	(49,075)	3,368,328	—	3,368,328
Net income attributable to KLA	—	—	4,061,643	—	4,061,643	—	4,061,643
Other comprehensive income	—	—	—	50,276	50,276	—	50,276
Net issuance under employee stock plans	605	18,853	—	—	18,853	—	18,853
Repurchase of common stock	(3,007)	(52,075)	(2,113,560)	—	(2,165,635)	—	(2,165,635)
Cash dividends ($6.75 per share) and dividend equivalents declared	—	—	(906,023)	—	(906,023)	—	(906,023)
Stock-based compensation expense	—	265,011	—	—	265,011		265,011
Balances as of June 30, 2025	132,023	$2,511,922	$ 2,179,330	$ 1,201	$ 4,692,453	$ —	$ 4,692,453

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 4,061,643	$ 2,761,896	$ 3,387,351
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of goodwill and purchased intangible assets	239,100	289,474	9,905
Depreciation and amortization	394,088	401,730	415,113
Loss on extinguishment of debt	—	—	13,286
Unrealized foreign exchange (gain) loss and other	14,974	(12,533)	(17,825)
Asset impairment charges	—	11,307	—
Disposal of non-controlling interest	—	—	8,270
Stock-based compensation expense	265,011	212,695	171,424
Net gain on sale of assets	(161)	—	—
Gain on sale of business	—	—	(29,687)
Deferred income taxes	(246,577)	(155,228)	(298,145)
Settlement of treasury lock agreement	—	415	—
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business acquisitions:			
Accounts receivable	(367,897)	(80,894)	(48,534)
Inventories	(155,170)	(164,092)	(749,047)
Other assets	(10,459)	(289,509)	(121,018)
Accounts payable	33,789	24,976	(144,661)
Deferred system revenue	(169,027)	334,136	150,750
Deferred service revenue	100,460	203,106	88,223
Other liabilities	(77,871)	(228,904)	834,400
Net cash provided by operating activities	4,081,903	3,308,575	3,669,805
Cash flows from investing activities:			
Proceeds from sale of assets	161	5,079	—
Net proceeds from sale of business	—	—	75,358
Business acquisitions, net of cash acquired	—	(3,682)	(27,144)
Acquisition of intellectual property	(4,950)	—	—
Capital expenditures	(335,259)	(277,384)	(341,591)
Proceeds from capital-related government assistance	6,263	—	—
Purchases of available-for-sale and equity securities	(2,772,578)	(2,756,987)	(1,441,933)
Proceeds from sale of available-for-sale securities	459,620	107,773	124,620
Proceeds from maturity of available-for-sale securities	2,455,815	1,459,864	1,134,182
Purchases of trading securities	(118,288)	(134,098)	(96,611)
Proceeds from sale of trading securities	105,751	121,020	89,528

(In thousands)		Year Ended June 30,				
		2025		2024		2023
Proceeds from other investments	$	984	$	1,430	$	1,020
Net cash used in investing activities		(202,481)		(1,476,985)		(482,571)
Cash flows from financing activities:						
Payment of debt issuance costs		—		—		(6,515)
Proceeds from issuance of debt, net of issuance costs		—		735,043		—
Proceeds from revolving credit facility, net of costs		—		—		300,000
Repayment of debt		(750,000)		—		(1,087,250)
Common stock repurchases		(2,149,946)		(1,735,746)		(1,311,864)
Payment of dividends to stockholders		(904,594)		(773,041)		(732,556)
Issuance of common stock		151,514		144,934		124,847
Tax withholding payments related to vested and released restricted stock units		(132,661)		(143,024)		(94,806)
Contingent consideration payable and other, net		—		(4,183)		(17,850)
Purchase of non-controlling interest		—		—		(4,295)
Net cash used in financing activities		(3,785,687)		(1,776,017)		(2,830,289)
Effect of exchange rate changes on cash and cash equivalents		8,044		(6,309)		(13,988)
Net increase in cash and cash equivalents		101,779		49,264		342,957
Cash and cash equivalents at beginning of period		1,977,129		1,927,865		1,584,908
Cash and cash equivalents at end of period	$	2,078,908	$	1,977,129	$	1,927,865
Supplemental cash flow disclosures:						
Income taxes paid, net	$	886,937	$	830,835	$	495,101
Interest paid, net of capitalized interest	$	292,771	$	276,597	$	223,955
Non-cash activities:						
Contingent consideration payable - financing activities	$	—	$	(765)	$	(1,878)
Dividends payable - financing activities	$	8,660	$	8,043	$	7,903
Unsettled common stock repurchase - financing activities	$	5,500	$	5,500	$	11,000
Accrued purchases of land, property and equipment - investing activities	$	25,740	$	13,849	$	18,445

See accompanying notes to Consolidated Financial Statements.

KLA CORPORATION

Notes to Consolidated Financial Statements

NOTE 1— DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Principles of Consolidation. KLA Corporation and its majority-owned subsidiaries ("KLA" or the "Company" and also referred to as "we," "our," "us" or similar references) is a supplier of process equipment, process control equipment, and data analytics products for a broad range of industries, including semiconductors and printed circuit boards ("PCB"). We provide advanced process control and process-enabling solutions for manufacturing and testing wafers and reticles, integrated circuits ("IC"), advanced packaging, light-emitting diodes, power devices, compound semiconductor devices, microelectromechanical systems ("MEMS"), data storage and PCBs as well as general materials research. We also provide comprehensive support and services across our installed base. Our extensive portfolio of inspection, metrology and data analytics products, and related services, helps IC manufacturers achieve target yield throughout the entire semiconductor fabrication process, from research and development ("R&D") to final volume production. We develop and sell advanced vacuum deposition and etching process tools, which are used by a broad range of specialty semiconductor customers. We enable electronic device manufacturers to inspect, test and measure PCBs and ICs to verify their quality, deposit a pattern of desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces. Our advanced products, coupled with our unique yield management software and services, allow us to deliver the solutions our semiconductor and PCB customers need to achieve their productivity goals by significantly reducing their risks and costs and improving their overall profitability and return on investment. Headquartered in Milpitas, California, we have subsidiaries both in the U.S. and key markets throughout the world.

The Consolidated Financial Statements include the accounts of KLA and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Comparability. Certain reclassifications have been made to the prior year's Consolidated Financial Statements to conform to the current year presentation. The reclassifications did not have material effects on the prior year's Consolidated Balance Sheets, Statements of Operations, Comprehensive Income and Cash Flows.

Management Estimates. The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in applying our accounting policies that affect the reported amounts of assets and liabilities (and related disclosure of contingent assets and liabilities) at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Fixed Income Marketable Securities. All highly liquid debt instruments with original or remaining maturities of less than three months at the date of purchase are cash equivalents. Fixed income marketable securities are generally classified as available-for-sale for use in current operations, if required, and are reported at fair value, with unrealized gains and non-credit related unrealized losses, net of tax, presented as a separate component of stockholders' equity under the caption Accumulated other comprehensive income (loss) ("AOCI"). All realized gains and losses are recorded in earnings in the period of occurrence. The specific identification method is used to determine the realized gains and losses on investments.

We regularly review the available-for-sale debt securities in an unrealized loss position and evaluate the current expected credit loss by considering available information relevant to the collectability of the security, such as historical experience, market data, issuer-specific factors including credit ratings, default and loss rates of the underlying collateral and structure and credit enhancements, current economic conditions and reasonable and supportable forecasts. There were no credit losses on available-for-sale debt securities recognized in the years ended June 30, 2025, 2024 and 2023.

If we do not expect to recover the entire amortized cost of the security, the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, is recorded as an allowance for credit losses with an offsetting entry to net income, and the amount that is not credit-related is recognized in other comprehensive income (loss) ("OCI"). If we have the intent to sell the security or it is more likely than not that we will be required to sell the security before recovery of its entire amortized cost basis, we first write off any previously recognized allowance for credit losses with an offsetting entry to the security's amortized cost basis. If the allowance has been fully written off and fair value is less than amortized cost basis, we write down the amortized cost basis of the security to its fair value with an offsetting entry to net income.

Investments in Equity Securities. We hold equity securities in publicly and privately held companies for the promotion of business and strategic objectives. Equity securities in publicly held companies, or marketable equity securities, are measured and recorded at fair value on a recurring basis. Equity securities in privately held companies, or non-marketable equity securities, are accounted for at cost, less impairment, plus or minus observable price changes in orderly transactions for identical or similar securities of the same issuer. Non-marketable equity securities are subject to a periodic impairment review; however, since there are no open-market valuations, the impairment analysis requires significant judgment. This analysis includes assessment of the investee's financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and the impact of any relevant contractual equity preferences held by us or the others. Non-marketable equity securities are included in Other non-current assets on the balance sheet. Realized and unrealized gains and losses resulting from changes in fair value or the sale of our marketable and non-marketable equity securities are recorded in Other expense (income), net.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. The carrying value of product inventory is reduced for estimated obsolescence equal to the difference between its cost and the estimated net realizable value based on assumptions about future demand for meeting our product manufacturing plans. The carrying value of service inventory is reduced for estimated obsolescence equal to the difference between its cost and the estimated net realizable value based on assumptions about future demand to meet our customers' support requirements. Demonstration units are stated at their manufacturing cost and written down to their net realizable value. The Company's policy is to assess the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods and spare parts in each reporting period. The estimate of net realizable value of inventory is impacted by assumptions regarding general semiconductor market conditions, manufacturing schedules, technology changes, new product introductions and possible alternative uses, and require us to use significant judgment that may include uncertain elements. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. Our manufacturing overhead standards for product costs are calculated assuming full absorption of forecasted spending over projected volumes, adjusted for excess capacity. Abnormal inventory costs such as costs of idle facilities, excess freight and handling costs and spoilage are recognized as current period charges.

Allowance for Credit Losses. A majority of our accounts receivable are derived from sales to large multinational semiconductor and electronics manufacturers throughout the world. We maintain an allowance for credit losses for expected uncollectible accounts receivable, which is recorded as an offset to accounts receivable and changes in such are classified as selling, general and administrative ("SG&A") expense in the Consolidated Statements of Operations. We assess collectability by reviewing accounts receivable on a collective basis where similar risk characteristics exist and on an individual basis when we identify specific customers with known disputes or collectability issues. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The allowance for credit losses is reviewed on a quarterly basis to assess the adequacy of the allowance. Our assessment considered estimates of expected credit and collectability trends. The credit losses recognized on accounts receivable were not significant as of June 30, 2025 and 2024. Volatility in market conditions and evolving credit trends are difficult to predict and may cause variability that may have a material impact on our allowance for credit losses in future periods.

Property and Equipment. Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the assets. The following table sets forth the estimated useful life for various asset categories:

Asset Category	Range of Useful Lives
Buildings	30 to 50 years
Leasehold improvements	Shorter of 15 years or lease term
Machinery and equipment	2 to 10 years
Office furniture and fixtures	7 years

Construction-in-process assets are not depreciated until the assets are placed in service. Depreciation expense for the fiscal years ended June 30, 2025, 2024 and 2023 was $192.0 million, $181.7 million and $154.2 million, respectively.

Leases. Under Accounting Standards Codification ("ASC") 842, *Leases*, a contract is or contains a lease when we have the right to control the use of an identified asset for a period of time. We determine if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for our use. On the commencement date, leases are evaluated for classification and assets and liabilities are recognized based on the present value of lease payments over the lease term.

The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The right of use ("ROU") asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments and any lease incentives. Variable lease payments, consisting primarily of reimbursement of costs incurred by lessors for common area maintenance, real estate taxes and insurance, are not included in the lease liability and are recognized as they are incurred.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate at lease commencement to measure ROU assets and lease liabilities. The incremental borrowing rate used by us is based on baseline rates and adjusted by the credit spreads commensurate with our secured borrowing rate, over a similar term. We used the incremental borrowing rate on June 30, 2019 for all leases that commenced on or prior to that date. Operating lease expense is generally recognized on a straight-line basis over the lease term.

We have elected the practical expedient to account for the lease and non-lease components as a single lease component for the majority of our asset classes. For leases with a term of one year or less, we have elected not to record the ROU asset or liability.

Goodwill, Purchased Intangible Assets and Impairment Assessment. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. We assess goodwill for impairment annually during our third fiscal quarter or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. We have the option to perform a qualitative assessment prior to necessitating a quantitative impairment test. In the qualitative assessment, if we determine that it is more likely than not that the fair value of a reporting unit is less than the carrying value, a quantitative test is then performed, which involves comparing the estimated fair value of a reporting unit to its carrying value including goodwill. If goodwill is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value. Refer to Note 7 "Goodwill and Purchased Intangible Assets" for information related to determining the fair value of a reporting unit.

Purchased intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which generally range from six months to nine years. The carrying values of our intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable.

Impairment of Long-Lived Assets. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Events or changes in circumstances that could affect the likelihood that we will be required to recognize an impairment charge for the long-lived assets primarily include declines in our operating cash flows from the use of these assets. We determine whether long-lived assets are recoverable based on the forecasted undiscounted future cash flows that are expected to be generated by the lowest-level associated asset grouping. If the undiscounted cash flows used in the recoverability test are less than the long-lived assets' carrying value, we recognize an impairment loss for the amount that the carrying value exceeds the fair value. We determine the fair value of long-lived assets using the income approach, primarily by applying the relief-from-royalty or multi-period excess-earnings methods, when deemed appropriate.

Concentration of Credit Risk. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents, short-term marketable securities, trade accounts receivable and derivative financial instruments used in hedging activities. We invest in a variety of financial instruments, such as, but not limited to, certificates of deposit, corporate debt and municipal securities, U.S. Treasury and Government agency securities, and equity securities and, by policy, we limit the amount of credit exposure with any one financial institution or commercial issuer. We have not experienced any material credit losses on our investments.

A majority of our accounts receivable are derived from sales to large multinational semiconductor and electronics manufacturers located throughout the world, with a majority located in Asia. In recent years, our customer base has become increasingly concentrated due to corporate consolidations, acquisitions and business closures, and to the extent that these customers experience liquidity issues in the future, we may be required to reserve for potential credit losses with respect to trade receivables. We perform ongoing credit evaluations of our customers' financial condition and generally require little to no collateral to secure accounts receivable. We maintain an allowance for potential credit losses based upon expected collectability risk of all accounts receivable. In addition, we may utilize letters of credit ("LC") or non-recourse factoring to mitigate credit risk when considered appropriate.

We are exposed to credit loss in the event of non-performance by counterparties on the foreign exchange contracts that we use in hedging activities and in certain factoring transactions. These counterparties are large international financial institutions, and, to date, no such counterparty has failed to meet its financial obligations to us under such contracts.

Two customers and one customer on an individual basis accounted for greater than 10% of accounts receivable, net as of June 30, 2025 and 2024, respectively.

Foreign Currency. The functional currencies of our foreign subsidiaries are primarily the local currencies, except as described below. Accordingly, all assets and liabilities of these foreign operations are translated to U.S. dollars at current period end exchange rates, and revenues and expenses are translated to U.S. dollars using average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly into a separate component of stockholders' equity under the caption AOCI.

Our manufacturing subsidiaries in Singapore, Israel, Germany, and the U. K. use the U.S. dollar as their functional currency. Accordingly, monetary assets and liabilities in non-functional currency of these subsidiaries are remeasured using exchange rates in effect at the end of the period. Revenues and costs in local currency are remeasured using average exchange rates for the period, except for costs related to those balance sheet items that are remeasured using historical exchange rates. The resulting remeasurement gains and losses are included in the Consolidated Statements of Operations as incurred.

Derivative Financial Instruments. We use financial instruments, such as foreign exchange contracts including forward and options transactions, to hedge a portion of, but not all, existing and forecasted foreign currency denominated transactions. The purpose of our foreign exchange hedging program is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows. The effect of exchange rate changes on foreign exchange contracts is expected to offset the effect of exchange rate changes on the underlying hedged items. We also use forward contracts to hedge the risk associated with the variability of cash flows due to changes in the benchmark interest rate of the intended debt financing ("Rate Lock Agreements"). We believe these financial instruments do not subject us to speculative risk that would otherwise result from changes in currency exchange rates or interest rates. All of our derivative financial instruments are recorded at fair value based upon quoted market prices for comparable instruments adjusted for risk of counterparty non-performance.

For derivative instruments designated and qualifying as cash flow hedges of forecasted foreign currency denominated transactions or debt financing, the effective portion of the gains or losses is reported in AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. We elected to include time value for the assessment of effectiveness on all forward transactions designated as cash flow hedges. The change in fair value of the derivative is recorded in AOCI until the hedged transaction is recognized in earnings. The assessment of effectiveness of options contracts designated as cash flow hedges excludes time value. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings over the life of the derivative contract. Any differences between change in the fair value of the excluded components and the amounts recognized in earnings are recorded in AOCI. For foreign exchange contracts that are designated and qualify as a net investment hedge in a foreign operation and that meet the effectiveness requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in cumulative translation within AOCI. The remainder of the change in value of such instruments is recorded in earnings using the mark-to-market approach. Recognition in earnings of amounts previously recorded in cumulative translation is limited to circumstances such as complete or substantially complete liquidation of the net investment in the hedged foreign operations. For foreign exchange contracts that are not designated as hedges, gains and losses are recognized in Other expense (income), net. We use foreign exchange contracts to hedge certain foreign currency denominated assets or liabilities. The gains and losses on these derivative instruments are largely offset by the changes in the fair value of the assets or liabilities being hedged. Cash flows associated with these derivatives are classified as cash flows from operating activities in the Consolidated Statement of Cash Flows to align with the underlying items.

Revenue Recognition. We primarily derive revenue from the sale of process control and process-enabling solutions for the semiconductor and related electronics industries, maintenance and support of all these products, installation and training services and the sale of spare parts. Our portfolio includes yield enhancement and production solutions for manufacturing wafers and reticles, ICs, packaging and PCBs, as well as comprehensive support and services across our installed base.

Our solutions are generally not sold with a right of return, nor have we experienced significant returns from or refunds to our customers.

We account for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our revenues are measured based on consideration stipulated in the arrangement with each customer, net of any sales incentives and amounts collected on behalf of third parties, such as sales taxes. The revenues are recognized as separate performance obligations that are satisfied by transferring control of the product or service to the customer.

Our arrangements with our customers include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. A product or service is considered distinct if it is separately identifiable from other deliverables in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction consideration, including any sales incentives, is allocated between separate performance obligations of an arrangement based on the stand-alone selling price ("SSP") for each distinct product or service. Management considers a variety of factors to determine the SSP, such as historical stand-alone sales of products and services, discounting strategies and other observable data.

From time to time, our contracts are modified to account for additional, or to change existing, performance obligations. Our contract modifications are generally accounted for prospectively.

Product Revenue

We recognize revenue from product sales at a point in time when we have satisfied our performance obligation by transferring control of the product to the customer. We use judgment to evaluate whether control has transferred by considering several indicators, including whether:

- We have a present right to payment;

- The customer has legal title;

- The customer has physical possession;

- The customer has significant risk and rewards of ownership; and

- The customer has accepted the product, or whether customer acceptance is considered a formality based on history of acceptance of similar products (for example, when the customer has previously accepted the same tool, with the same specifications or technology, and when we can objectively demonstrate that the tool meets all of the required acceptance criteria, and when the installation of the system is deemed perfunctory).

Not all of the indicators need to be met for us to conclude that control has transferred to the customer. In circumstances in which revenue is recognized prior to the product acceptance, the fair value of revenue associated with our performance obligations to install the product is deferred and recognized as revenue at a point in time, once installation is complete.

We enter into volume purchase agreements with some of our customers. We adjust the transaction consideration for estimated credits and incentives earned by our customers. These credits are estimated based upon the forecasted and actual product sales for any given period and agreed incentive rate. The estimate is reviewed for material changes and updated at each reporting period.

We offer perpetual and term licenses for software products. The primary difference between perpetual and term licenses is the duration over which the customer can benefit from the use of the software, while the functionality and the features of the software are the same. Software is generally bundled with post-contract customer support ("PCS"), which includes unspecified software updates that are made available throughout the entire term of the arrangement. Revenue from software licenses is recognized at a point in time, when the software is made available to the customer. Revenue from PCS is deferred at contract inception and recognized ratably over the service period, or as services are performed.

Services Revenue

The majority of product sales include a standard 12-month warranty that is not separately paid for by the customers. The customers may also purchase an extended warranty for periods beyond the initial period as part of the initial product sale. We have concluded that the standard 12-month warranty as well as any extended warranty periods included in the initial product sales are separate performance obligations for most of our products. The estimated fair value of warranty services is deferred and recognized ratably as revenue over the warranty period, as the customer simultaneously receives and consumes the benefits of warranty services provided by us.

Additionally, we offer product maintenance and support services, which the customer may purchase separately from the standard and extended warranty offered as part of the initial product sale. Revenue from separately negotiated maintenance and support service contracts is also recognized over time based on the terms of the applicable service period. Revenue from services performed in the absence of a maintenance contract, including training revenue, is recognized when the related services are performed. We also sell spare parts, revenue from which is recognized when control over the spare parts is transferred to the customer.

Significant Judgments

Our contracts with our customers often include promises to transfer multiple products and services. Each product and service is generally capable of being distinct within the context of the contract and represents a separate performance obligation. Determining the SSP for each distinct performance obligation and allocation of consideration from an arrangement to the individual performance obligations and the appropriate timing of revenue recognition are significant judgments with respect to these arrangements. We typically estimate the SSP of products and services based on observable transactions when the products and services are sold on a stand-alone basis and those prices fall within a reasonable range. We typically have more than one SSP for individual products and services due to the stratification of these products by customers and circumstances. In these instances, we use information such as the size of the customer, geographic region, as well as customization of the products in determining the SSP. In instances where the SSP is not directly observable, we determine the SSP using information that includes market conditions, entity-specific factors, including discounting strategies, information about the customer or class of customer that is reasonably available and other observable inputs. While changes in the allocation of SSP between performance obligations will not affect the amount of total revenue recognized for a particular contract, any material changes could impact the timing of revenue recognition, which could have a material effect on our financial position and results of operations.

Although our products are generally not sold with a right of return, we may provide other credits or sales incentives, which are accounted for either as variable consideration or material right, depending on the specific terms and conditions of the arrangement. These credits and incentives are estimated at contract inception and updated at the end of each reporting period if and when additional information becomes available.

As outlined above, we use judgments to evaluate whether or not the customer has obtained control of the product and consider several indicators in evaluating whether or not control has transferred to the customer. Not all of the indicators need to be met for us to conclude that control has transferred to the customer.

Contract Assets/Liabilities

The timing of revenue recognition, billings and cash collections may result in accounts receivable, contract assets, and contract liabilities (deferred revenue) on our Consolidated Balance Sheets. A receivable is recorded in the period we deliver products or provide services when we have an unconditional right to payment. Contract assets primarily relate to the value of products and services transferred to the customer for which the right to payment is not just dependent on the passage of time. Contract assets are transferred to accounts receivable when rights to payment become unconditional.

A contract liability is recognized when we receive payment or have an unconditional right to payment in advance of the satisfaction of performance. The contract liabilities represent (1) deferred product revenue related to the value of products that have been shipped and billed to customers and for which control has not been transferred to the customers, and (2) deferred service revenue, which is recorded when we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring services to the customer under the terms of a contract. Deferred service revenue typically results from warranty services, and maintenance and other service contracts.

Contract assets and liabilities related to rights and obligations in a contract are recorded net in the Consolidated Balance Sheets.

Research and Development Costs. R&D costs are expensed as incurred.

Shipping and Handling Costs. Shipping and handling costs are included as a component of cost of sales.

Accounting for Stock-Based Compensation Plans. We account for stock-based awards granted to employees for services based on the fair value of those awards. The fair value of stock-based awards is measured at the grant date and is recognized as expense over the employee's requisite service period. The fair value for restricted stock units ("RSU") granted without "dividend equivalent" rights is determined using the closing price of our common stock on the grant date, adjusted to exclude the present value of dividends which are not accrued on the RSUs. The fair value for RSUs granted with "dividend equivalent" rights is determined using the closing price of our common stock on the grant date. The award holder is not entitled to receive payments under dividend equivalent rights unless the associated RSU award vests (i.e., the award holder is entitled to receive credits, payable in cash or shares of common stock, equal to the cash dividends that would have been received on the shares of our common stock underlying the RSUs had the shares been issued and outstanding on the dividend record date, but such dividend equivalents are only paid subject to the recipient satisfying the vesting requirements of the underlying award). Compensation expense for RSUs with performance metrics is calculated based upon expected achievement of the metrics specified in the grant, or when a grant contains a market condition, the grant date fair value using a Monte Carlo simulation. The Monte Carlo simulation incorporates estimates of the potential outcomes of the market condition on the grant date fair value of each award. Additionally, we estimate forfeitures based on historical experience and revise those estimates in subsequent periods if actual forfeitures differ from the estimated amounts. The fair value for our Employee Stock Purchase Plan ("ESPP") is determined using a Black-Scholes valuation model for purchase rights. The Black-Scholes option-pricing model requires the input of assumptions, including the option's expected term and the expected price volatility of the underlying stock. The expected stock price volatility assumption is based on the market-based historical implied volatility from traded options of our common stock.

Accounting for Cash-Based Long-Term Incentive Compensation. Cash-based long-term incentive ("Cash LTI") awards issued to employees under our Cash Long-Term Incentive Plan ("Cash LTI Plan") vest in three or four equal installments, with one-third or one-fourth of the aggregate amount of the Cash LTI award vesting on each yearly anniversary of the grant date over a three- or four-year period. In order to receive payments under a Cash LTI award, participants must remain employed by us as of the applicable award vesting date. Compensation expense related to the Cash LTI awards is recognized over the vesting term and adjusted for the impact of estimated forfeitures.

Accounting for Non-qualified Deferred Compensation Plan. We have a non-qualified deferred compensation plan (known as the "Executive Deferred Savings Plan" or "EDSP") under which certain executives and non-employee directors may defer a portion of their compensation. Participants are credited with returns based on their allocation of their account balances among measurement funds. We control the investment of these funds, and the participants remain general creditors of ours. We invest these funds in certain mutual funds and such investments are classified as trading securities in the Consolidated Balance Sheets. Investments in trading securities are measured at fair value in the statement of financial position. Unrealized holding gains and losses for trading securities are included in earnings. Distributions from the EDSP commence following a participant's retirement or termination of employment or on a specified date allowed per the EDSP provisions, except in cases where such distributions are required to be delayed in order to avoid a prohibited distribution under Internal Revenue Code Section 409A. Participants can generally elect for the distributions to be paid in a lump sum or quarterly cash payments over a scheduled period for up to 15 years and are allowed to make subsequent changes to their existing elections as permissible under the EDSP provisions. The liability associated with the EDSP is included as a component of other current liabilities in the Consolidated Balance Sheets. Changes in the EDSP liability are recorded in SG&A expense in the Consolidated Statements of Operations. The net expense associated with changes in the liability included in SG&A expense was $41.5 million, $37.2 million and $27.6 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. We also have a deferred compensation asset that corresponds to the liability under the EDSP and it is included as a component of other non-current assets in the Consolidated Balance Sheets. Changes in the EDSP assets are recorded as gains (losses), net in SG&A expense in the Consolidated Statements of Operations. The amount of net gains included in SG&A expense were $40.7 million, $36.6 million and $27.6 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Income Taxes. We account for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled.

We record income taxes on the undistributed earnings of foreign subsidiaries unless the subsidiaries' earnings are considered indefinitely reinvested outside the U.S. Our income taxes will be greater if some or all of the indefinitely reinvested earnings are taxable when distributed to the U.S.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Global Intangible Low-Taxed Income. The Tax Cut and Jobs Act introduced the Global Intangible Low-Taxed Income ("GILTI") provisions, wherein U.S. taxes on foreign income are imposed in excess of a deemed return on tangible assets of foreign corporations. This income is effectively taxed at a 10.5% tax rate in general. The One Big Beautiful Bill Act ("OBBBA") renames GILTI to Net Controlled Foreign Corporation ("CFC") Tested Income ("NCTI"), modifies the general effective tax rate on GILTI to 12.6% and removes the deemed return on tangible assets deduction. We elect to account for GILTI as a component of current period tax expense and not recognize deferred tax assets and liabilities for the basis differences expected to reverse as a result of GILTI provisions.

Business Combinations. We allocate the fair value of the purchase price of our acquisitions to the tangible assets acquired, liabilities assumed, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values at acquisition date. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable, but our estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which will not exceed one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the conclusion of the measurement period or final determination of the fair value of the purchase price of our acquisitions, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Operations.

The fair value of IPR&D is initially capitalized as an intangible asset with an indefinite life and assessed for impairment thereafter whenever events or changes in circumstances indicate that the carrying value of the IPR&D assets may not be recoverable. Impairment of IPR&D is recorded to R&D expenses. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized to costs of revenues over the asset's estimated useful life.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Contingencies and Litigation. We are subject to the possibility of losses from various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired, and the amount of loss can be reasonably estimated. We accrue a liability and recognize as expense the estimated costs to defend or settle asserted and unasserted claims existing as of the balance sheet date. See Note 15 "Litigation and Other Legal Matters" and Note 16 "Commitments and Contingencies" for additional details.

Government Incentives. We occasionally receive incentives from governmental entities related to capital expenditures, expenses and other activities, primarily in the form of cash grants and tax credits. Government assistance is recognized when there is reasonable assurance that (1) the Company will comply with relevant conditions; and (2) the assistance will be received. Government incentives related to the acquisition or construction of property, plant and equipment are recognized as a reduction in the carrying amounts of the related assets and reduce depreciation expense over the useful lives of the assets. Incentives related to specific operating activities are offset against the related expense in the period the expense is incurred.

Collaborative Arrangements. We assess joint development arrangements to determine whether they are in the scope of ASC 808, *Collaborative Arrangements*. In our assessment, we evaluate whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on commercial success of the activities. This assessment is performed throughout the life of such arrangement with consideration given to the changes in the roles and responsibilities between the parties. During the quarter ended September 30, 2024, we entered into a joint development arrangement within the scope of ASC 808 to develop and commercialize a new product.

Recent Accounting Pronouncements

Recently Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*. The new guidance requires enhanced disclosures about significant segment expenses. This standard update is effective for our annual reports beginning in the fiscal year ended June 30, 2025 and interim period reports beginning in the first quarter of the fiscal year ending June 30, 2026. Early adoption is permitted on a retrospective basis. We adopted ASU 2023-07 for the fiscal year ended June 30, 2025 on a retrospective basis.

Updates Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*. The new guidance requires enhanced disclosures about income tax expenses. This standard update is effective for our annual reports beginning in the fiscal year ending June 30, 2026. Early adoption is permitted on a prospective basis. We are currently evaluating the impact of this ASU on our annual income tax disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*. The new guidance requires enhanced disclosures about certain costs and expenses. This standard update is effective for our annual reports beginning in the fiscal year ending June 30, 2028, and interim period reports beginning in the first quarter of the fiscal year ending June 30, 2029. Early adoption is permitted either on a prospective or retrospective basis. We are currently evaluating the impact of this ASU on our disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The new guidance allows companies to apply a practical expedient when estimating credit losses on current accounts receivable and contract assets. The standard update is effective for our annual and interim reports beginning in the first quarter of our fiscal year ending June 30, 2027. Early adoption is permitted for periods in which financial statements have not yet been issued or made ready for issuance on a prospective basis. We are currently evaluating the impact of adopting this guidance on our Consolidated Financial Statements.

NOTE 2 — REVENUE

Contract Balances

The following table represents the opening and closing balances of accounts receivable, net, contract assets and contract liabilities as of the indicated dates.

(In thousands, except for percentages)	As of June 30, 2025	As of June 30, 2024	As of June 30, 2023	Change in Fiscal 2025		Change in Fiscal 2024	
Accounts receivable, net	$2,263,915	$1,833,041	$1,753,361	$430,874	24%	$ 79,680	5%
Contract assets	$ 105,081	$ 69,259	$ 117,137	$ 35,822	52%	$(47,878)	(41)%
Contract liabilities	$1,713,689	$1,782,242	$1,245,007	$ (68,553)	(4)%	$537,235	43%

Our payment terms and conditions vary by contract type, although terms generally include a requirement of payment of 70% to 90% of total contract consideration within 30 to 60 days of shipment, with the remainder payable within 30 days of acceptance.

The change in contract assets during the fiscal year ended June 30, 2025 was mainly due to $94.4 million of revenue recognized for which the payment is subject to conditions other than the passage of time, partially offset by $58.8 million of contract assets reclassified to net accounts receivable as our right to consideration for these contract assets became unconditional. Contract assets are included in other current assets on our Consolidated Balance Sheets.

The change in contract liabilities during the fiscal year ended June 30, 2025 was mainly due to the recognition in revenue of $1.39 billion that was included in contract liabilities as of June 30, 2024, partially offset by the value of products and services billed to customers for which control of the products and services has not transferred to the customers. Contract liabilities are included in current and non-current liabilities on our Consolidated Balance Sheet.

Remaining Performance Obligations

As of June 30, 2025, we had $7.86 billion of remaining performance obligations ("RPO"), which represents our obligation to deliver products and services, and primarily consists of sales orders where written customer requests have been received. This amount includes customer deposits of $643.2 million as disclosed in Note 4 "Financial Statement Components" and excludes contract liabilities of $1.71 billion as disclosed above. We expect to recognize approximately 71% to 76% of these performance obligations as revenue in the next 12 months, 20% to 25% in the subsequent 12 months and the remainder thereafter, but this estimate is subject to constant change.

The amount of our RPO and timing of revenue recognition of our RPO are evaluated quarterly and are largely driven by multiple variables, many of which are beyond our control, such as: changes in regulations, the readiness of customer fabs, end market needs for capacity, changes in the estimated versus actual start time of customers' projects, timing of delivery and installation dates and supply chain constraints. As customers try to balance the evolution of their technological, production or market needs with the timing and content of orders placed with us, there is elevated risk of order modifications, pushouts or cancellations.

Practical expedients

We apply the following practical expedients in accordance with ASC 606, *Revenue from Contracts with Customers*:

- We account for shipping and handling costs as activities to fulfill the promise to transfer goods, instead of a promised service to our customer.

- We have elected to not adjust the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will generally be one year or less.

- We have elected to expense costs to obtain a contract as incurred because the expected amortization period is one year or less.

Refer to Note 18 "Segment Reporting and Geographic Information" for information related to revenues by geographic region as well as significant product and service offerings.

NOTE 3 — FAIR VALUE MEASUREMENTS

Our financial assets and liabilities are measured and recorded at fair value, except for our debt and certain equity investments in privately held companies. Equity investments without a readily available fair value are accounted for using the measurement alternative. The measurement alternative is calculated as cost minus impairment, if any, plus or minus changes resulting from observable price changes. See Note 8 "Debt" for disclosure of the fair value of our Senior Notes, as defined in that Note.

Our non-financial assets, such as goodwill, intangible assets, and land, property and equipment, are assessed for impairment when an event or circumstance indicates that an other-than-temporary decline in value may have occurred and, for goodwill, also annually.

Fair Value of Financial Instruments. We have evaluated the estimated fair value of financial instruments using available market information and valuations as provided by third-party sources. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The fair value of our cash equivalents, accounts receivable, accounts payable and other current assets and liabilities approximate their carrying amounts due to the relatively short maturity of these items.

Fair Value Hierarchy. The authoritative guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2   Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3   Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The types of instruments valued based on quoted market prices in active markets include money market funds, certain U.S. Treasury securities, U.S. Government agency securities and equity securities. Such instruments are generally classified within Level 1 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include corporate debt securities, municipal securities and certain U.S. Treasury securities. The market inputs used to value these instruments generally consist of market yields, reported trades and broker/dealer quotes. Such instruments are generally classified within Level 2 of the fair value hierarchy.

The principal market in which we execute our foreign currency contracts is the institutional market in an over-the-counter environment with a relatively high level of price transparency. The market participants generally are large financial institutions. Our foreign currency contracts' valuation inputs are based on quoted prices and quoted pricing intervals from public data sources and do not involve management judgment. These contracts are typically classified within Level 2 of the fair value hierarchy.

Financial assets (excluding cash held in operating accounts and time deposits) and liabilities measured at fair value on a recurring basis as of the dates indicated below were presented on our Consolidated Balance Sheets as follows:

As of June 30, 2025 (In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
Cash equivalents:			
Municipal securities	$ 6,120	$ —	$ 6,120
Corporate debt securities	1,498	—	1,498
Money market funds and other	1,531,022	1,531,022	—
U.S. Government agency securities	9,955	—	9,955
U.S. Treasury securities	9,981	—	9,981
Marketable securities:			
Corporate debt securities	960,148	—	960,148
Municipal securities	51,453	—	51,453
U.S. Government agency securities	106,881	106,881	—
U.S. Treasury securities	877,578	802,682	74,896
Equity securities	23,962	23,962	—
Total cash equivalents and marketable securities[1]	3,578,598	2,464,547	1,114,051
Other current assets:			
Derivative assets	59,503	—	59,503
Other non-current assets:			
EDSP	349,530	336,090	13,440
Total financial assets[1]	$3,987,631	$2,800,637	$1,186,994
Liabilities			
Derivative liabilities	$ (28,615)	$ —	$ (28,615)
Total financial liabilities	$ (28,615)	$ —	$ (28,615)

(1)   Excludes cash of $437.8 million held in operating accounts and time deposits of $478.2 million (of which $82.5 million were cash equivalents) as of June 30, 2025.

As of June 30, 2024 (In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
Cash equivalents:			
Corporate debt securities	$ 2,312	$ —	$ 2,312
Money market funds and other	1,585,832	1,585,832	—
U.S. Treasury securities	35,158	—	35,158
Marketable securities:			
Corporate debt securities	771,920	—	771,920
Municipal securities	41,159	—	41,159
U.S. Government agency securities	105,874	105,874	—
U.S. Treasury securities	716,148	476,230	239,918
Equity securities	25,566	25,566	—
Total cash equivalents and marketable securities[1]	3,283,969	2,193,502	1,090,467
Other current assets:			
Derivative assets	36,503	—	36,503
Other non-current assets:			
EDSP	303,365	272,816	30,549
Total financial assets[1]	$3,623,837	$2,466,318	$1,157,519
Liabilities			
Derivative liabilities	$ (15,683)	$ —	$ (15,683)
Total financial liabilities	$ (15,683)	$ —	$ (15,683)

(1)   Excludes cash of $287.6 million held in operating accounts and time deposits of $932.4 million (of which $66.2 million were cash equivalents) as of June 30, 2024.

We did not have any financial assets or liabilities measured at fair value on a recurring basis within Level 3 fair value measurements as of June 30, 2025 or June 30, 2024.

NOTE 4 — FINANCIAL STATEMENT COMPONENTS

Consolidated Balance Sheets

(In thousands)	As of June 30,	
	2025	2024
Accounts receivable, net:		
Accounts receivable, gross	$ 2,297,930	$ 1,865,823
Allowance for credit losses	(34,015)	(32,782)
	$ 2,263,915	$ 1,833,041
Inventories:		
Customer service parts	$ 600,769	$ 589,751
Raw materials	1,491,786	1,485,400
Work-in-process	833,933	700,895
Finished goods	285,661	258,735
	$ 3,212,149	$ 3,034,781
Other current assets:		
Deferred costs of revenues	$ 223,829	$ 279,879
Prepaid expenses	201,053	124,969
Contract assets	105,081	69,259
Prepaid income and other taxes	64,704	102,398
Other current assets	133,435	82,822
	$ 728,102	$ 659,327
Land, property and equipment, net:		
Land	$ 86,677	$ 78,260
Buildings and leasehold improvements	1,132,176	919,919
Machinery and equipment	1,238,599	1,116,793
Office furniture and fixtures	73,993	64,480
Construction-in-process	207,807	215,006
	2,739,252	2,394,458
Less: accumulated depreciation	(1,486,477)	(1,284,490)
	$ 1,252,775	$ 1,109,968
Other non-current assets:		
EDSP	$ 349,530	$ 303,365
Operating lease ROU assets	269,714	231,812
Other non-current assets	154,370	157,546
	$ 773,614	$ 692,723
Other current liabilities:		
Customer deposits	$ 636,369	$ 645,893
Compensation and benefits	418,515	371,713
EDSP	350,426	303,088
Income taxes payable	167,262	146,740

(In thousands)	As of June 30,	
	2025	2024
Interest payable	$ 110,056	$ 128,727
Operating lease liabilities	45,192	36,391
Other liabilities and accrued expenses	534,621	431,017
	$2,262,441	$2,063,569
Other non-current liabilities:		
Income taxes payable	$ 221,808	$ 291,106
Operating lease liabilities	158,833	153,117
Pension liabilities	51,750	51,778
Customer deposits	6,823	99,794
Other non-current liabilities	170,418	147,320
	$ 609,632	$ 743,115

Accumulated Other Comprehensive Income (Loss)

The components of AOCI as of the dates indicated below were as follows:

(In thousands)	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-Sale Securities	Unrealized Gains (Losses) on Derivatives	Unrealized Gains (Losses) on Defined Benefit Plans	Total
Balance as of June 30, 2025	$(57,277)	$ 5,792	$64,798	$(12,112)	$ 1,201
Balance as of June 30, 2024	$(75,846)	$(3,654)	$46,243	$(15,818)	$(49,075)

The effects on net income of amounts reclassified from AOCI to our Consolidated Statements of Operations for the indicated periods were as follows (in thousands, amounts in parentheses indicate debits or reductions to earnings):

AOCI Components	Location in the Consolidated Statements of Operations	Year Ended June 30,		
		2025	2024	2023
Unrealized gains (losses) on cash flow hedges from foreign exchange and interest rate contracts	Revenues	$ 7,466	$18,374	$31,837
	Costs of revenues and operating expenses	4,678	3,766	(6,526)
	Interest expense	3,285	3,764	3,747
	Net gains reclassified from AOCI	$15,429	$25,904	$29,058
Unrealized gains (losses) on available-for-sale securities	Other expense (income), net	$ 59	$ (103)	$ (986)

Consolidated Statements of Operations

The following table shows Other expense (income), net for the indicated periods:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Other expense (income), net:			
Interest income	$(180,276)	$(160,688)	$ (74,095)
Foreign exchange (gains) losses, net	2,964	(7,268)	233
Net realized (gains) losses on sale of investments	(59)	103	986
Other	5,884	12,778	(31,844)
	$(171,487)	$(155,075)	$(104,720)

NOTE 5 — MARKETABLE SECURITIES

The amortized cost and fair value of our fixed income marketable securities as of the dates indicated below were as follows:

As of June 30, 2025 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 957,256	$4,456	$ (66)	$ 961,646
Money market funds and other	1,531,022	—	—	1,531,022
Municipal securities	57,445	129	(1)	57,573
U.S. Government agency securities	116,436	458	(58)	116,836
U.S. Treasury securities	885,101	2,787	(329)	887,559
Subtotal	3,547,260	7,830	(454)	3,554,636
Add: Time deposits[1]	478,191	—	—	478,191
Less: Cash equivalents	1,641,074	1	(1)	1,641,074
Marketable securities[2]	$2,384,377	$7,829	$ (453)	$2,391,753

As of June 30, 2024 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 775,277	$ 973	$(2,018)	$ 774,232
Money market funds and other	1,585,832	—	—	1,585,832
Municipal securities	41,343	13	(197)	41,159
U.S. Government agency securities	106,101	26	(253)	105,874
U.S. Treasury securities	754,505	209	(3,408)	751,306
Subtotal	3,263,058	1,221	(5,876)	3,258,403
Add: Time deposits[1]	932,436	—	—	932,436
Less: Cash equivalents	1,689,540	—	(1)	1,689,539
Marketable securities[2]	$2,505,954	$1,221	$(5,875)	$2,501,300

---

(1) Time deposits excluded from fair value measurements.
(2) Excludes equity marketable securities.

Our investment portfolio includes both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. Most of our unrealized losses are due to changes in market interest rates, and bond yields. We believe that we have the ability to realize the full value of all these investments upon maturity. As of June 30, 2025, we had 104 investments in a gross unrealized loss position. The following table summarizes the fair value and gross unrealized losses of our investments that were in an unrealized loss position as of the dates indicated below:

As of June 30, 2025 (In thousands)	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$ 98,149	$ (63)	$ 2,528	$ (3)	$100,677	$ (66)
Municipal securities	5,774	(1)	—	—	5,774	(1)
U.S. Government agency securities	32,780	(58)	—	—	32,780	(58)
U.S. Treasury securities	238,627	(297)	20,330	(32)	258,957	(329)
Total	$375,330	$(419)	$22,858	$ (35)	$398,188	$(454)

As of June 30, 2024 (In thousands)	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$355,882	$ (942)	$100,957	$(1,076)	$ 456,839	$(2,018)
Municipal securities	17,364	(81)	10,788	(116)	28,152	(197)
U.S. Government agency securities	58,598	(137)	17,197	(116)	75,795	(253)
U.S. Treasury securities	466,144	(1,040)	166,867	(2,368)	633,011	(3,408)
Total	$897,988	$(2,200)	$295,809	$(3,676)	$1,193,797	$(5,876)

The contractual maturities of securities classified as available-for-sale, regardless of their classification on our Consolidated Balance Sheets, as of the date indicated below were as follows:

As of June 30, 2025 (In thousands)	Amortized Cost	Fair Value
Due within one year	$1,244,804	$1,246,095
Due after one year through three years	1,139,573	1,145,658
Total	$2,384,377	$2,391,753

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Realized gains and losses on available-for-sale securities were immaterial for the fiscal years ended June 30, 2025, 2024 and 2023.

The costs for our equity marketable securities were $22.9 million as of both June 30, 2025, and June 30, 2024. Unrealized gains (losses) for our equity marketable securities were $(1.6) million, $(12.3) million and $7.1 million during the fiscal years ended June 30, 2025, 2024 and 2023 respectively.

NOTE 6 — BUSINESS COMBINATIONS AND DISPOSITIONS

Fiscal 2023 Acquisitions

On August 9, 2022, we acquired a privately held company, primarily to secure the supply of materials for existing products, for aggregate purchase consideration of $32.7 million payable in cash. We allocated the purchase consideration as follows: $30.0 million to identifiable intangible assets, $2.3 million to net tangible assets, $6.5 million to deferred tax liabilities and $6.8 million to goodwill. The goodwill was assigned to the Semiconductor Process Control reportable segment. The purchase consideration included a $3.7 million holdback to satisfy general warranties and representations that was paid in full in February 2024.

Business Dispositions

As of June 30, 2022, we owned approximately 94% of the outstanding equity interest in Orbograph Ltd. ("Orbograph"), a non-core business engaged in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers. On August 9, 2022, we acquired the non-controlling interest in Orbograph. On August 11, 2022, we sold our entire interest in Orbograph to a portfolio company of a private equity firm for total consideration of $110.0 million and net cash proceeds from the transaction of $75.4 million. We recognized a pre-tax gain from the sale of $29.7 million, which was recorded as part of Other expense (income), net. Included in the sale were $26.5 million in tangible assets, $30.5 million in liabilities and $61.2 million in goodwill and intangible assets.

Acquisition-Related Costs

Our acquisition and disposition related costs are primarily included within SG&A expenses in our Consolidated Statements of Operations. We incurred immaterial acquisition-related costs for fiscal 2023 acquisitions.

NOTE 7 — GOODWILL AND PURCHASED INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in business combinations. Goodwill is not subject to amortization but is tested for impairment annually during the third fiscal quarter, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The following table presents the carrying value of goodwill and the movements by reportable segment during the fiscal years ended June 30, 2025 and 2024:

(In thousands)	Semiconductor Process Control	Specialty Semiconductor Process	PCB & Component Inspection	Total
Balances as of June 30, 2023	$753,038	$681,858	$ 843,924	$2,278,820
Goodwill impairment	—	—	(263,074)	(263,074)
Foreign currency adjustment	(20)	—	—	(20)
Balances as of June 30, 2024	753,018	681,858	580,850	2,015,726
Goodwill impairment	—	—	(230,400)	(230,400)
Foreign currency adjustments	6,867	—	—	6,867
Balances as of June 30, 2025	$759,885	$681,858	$ 350,450	$1,792,193

During the second quarter of fiscal 2025, in connection with our annual strategic planning process, we noted a continued deterioration of the long-term forecast for our PCB business, which is part of our PCB and Component Inspection reportable segment. In addition, in the second quarter of fiscal 2025, we completed an internal reorganization affecting the composition of reporting units within our Specialty Semiconductor Process and PCB and Component Inspection reportable segments. The downward revision of financial outlook for PCB and the reorganization of reporting units triggered goodwill impairment tests. As a result of our quantitative assessment before reorganization, we recorded a total goodwill impairment charge of $230.4 million in the former PCB reporting unit, which was part of the PCB and Component Inspection reportable segment, in the second quarter of fiscal 2025. No goodwill impairment was identified in the Specialty Semiconductor Process reportable segment. We assessed for impairment subsequent to the reorganization and noted no impairment. The goodwill balances of our new reporting units after reorganization were allocated on a relative fair value basis.

During the second quarter of fiscal 2024, we noted a significant deterioration of the long-term forecast for our PCB and flat and flexible panel displays ("Display") businesses, which were part of our former PCB and Display operating segment, as the Company initiated its annual strategic planning process. The downward revision of financial outlook for the PCB and Display businesses triggered a goodwill impairment test. In addition, in the second quarter of fiscal 2024, we began to evaluate strategic options for our Display business. Effective from the second quarter of fiscal 2024, our PCB and Display operating segment was comprised of two reporting units, 1) PCB and 2) Display while, prior to the change, the PCB and Display operating segment represented a single reporting unit. As a result of our quantitative assessment, we recorded a total goodwill impairment charge of $192.6 million for the PCB and Display reporting unit in the second quarter of fiscal 2024. The goodwill balances of the new PCB and Display reporting units were determined based on their relative fair values. We assessed for impairment subsequent to the reporting unit change and noted no impairment.

To determine the fair value of the reporting units noted above, we utilized income and market approaches and applied a weighting of 75 percent and 25 percent, respectively. The income approach is estimated through discounted cash flow analysis. The estimated fair value of this reporting unit was computed by adding the present value of the estimated annual discounted cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This valuation technique requires us to use significant estimates and assumptions, including long-term growth rates, discount rates and other inputs. The estimated growth rates for the projection period are based on our internal forecasts of anticipated future performance of the business. The residual value is estimated using a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates are calculated as the weighted average cost of capital of comparable peer companies, adjusted for company-specific risk. The market approach estimates the fair value of the reporting unit by utilizing the market comparable method, which uses revenue and earnings multiples from comparable companies.

We performed the required annual goodwill impairment test as of February 28, 2025 and concluded that goodwill was not impaired. As a result of our qualitative assessments, we determined that it was not necessary to perform a quantitative assessment at that time.

We performed the required annual goodwill impairment testing for all reporting units as of February 29, 2024, and concluded that goodwill was not impaired, except for the Display reporting unit. As a result of this qualitative assessment, we determined that it was not necessary to perform a quantitative assessment for the reporting units subject to testing other than Display. In March 2024, we made the decision to exit the Display business by announcing the end of manufacturing of most Display products, but we will continue to provide services to the installed base of Display products for existing customers. The exit of the business does not qualify as a discontinued operation under the relevant accounting guidance, but the decision triggered a quantitative impairment assessment for the Display reporting unit, which resulted in a total goodwill impairment charge of $70.5 million in the third quarter of fiscal 2024.

To determine the fair value of the Display reporting unit, we utilized an income approach estimated through a discounted cash flow analysis, by adding the present value of the estimated annual discounted cash flows over a discrete projection period. This valuation technique requires us to use significant estimates and assumptions, including discount rates and internal forecasts of the anticipated future performance of the business. The discount rates are calculated as the weighted average cost of capital of comparable peer companies, adjusted for company-specific risk. There can be no assurance that these estimates and assumptions will prove to be an accurate prediction of the future.

There have been no significant events or circumstances affecting the valuation of goodwill subsequent to the assessment performed in the third quarter of the fiscal year ended June 30, 2025. The next annual assessment of goodwill by reporting unit is scheduled to be performed in the third quarter of the fiscal year ending June 30, 2026.

As of June 30, 2025, following the internal reorganization noted above, goodwill is net of accumulated impairment losses of $277.6 million and $70.5 million in the Semiconductor Process Control and PCB and Component Inspection reportable segments, respectively. As of June 30, 2024, following the fiscal 2024 goodwill impairment and changes to the PCB and Display operating segment noted above, goodwill is net of accumulated impairment losses of $277.6 million, $144.2 million and $70.5 million in the Semiconductor Process Control, Specialty Semiconductor Process and PCB and Component Inspection reportable segments, respectively. As of June 30, 2023, goodwill is net of accumulated impairment losses of $277.6 million, $144.2 million and $112.5 million in the Semiconductor Process Control, Specialty Semiconductor Process and PCB and Component Inspection reportable segments, respectively.

Purchased Intangible Assets

Changes in the gross carrying amount of intangible assets result from changes in foreign currency exchange rates and acquisitions. The components of purchased intangible assets as of the dates indicated below were as follows:

(In thousands)	As of June 30, 2025			As of June 30, 2024		
Category	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Amount	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Amount
Existing technology	$1,555,688	$1,222,520	$333,168	$1,552,074	$1,045,585	$506,489
Customer relationships	359,555	285,274	74,281	358,567	248,106	110,461
Trade name/trademark	119,409	113,210	6,199	119,083	97,106	21,977
Order backlog and other	89,309	84,419	4,890	83,336	82,740	596
Intangible assets subject to amortization	2,123,961	1,705,423	418,538	2,113,060	1,473,537	639,523
IPR&D	46,074	19,827	26,247	46,074	16,833	29,241
Total	$2,170,035	$1,725,250	$444,785	$2,159,134	$1,490,370	$668,764

Refer to Note 1 "Description of Business and Summary of Significant Accounting Policies" for our policy of testing purchased intangible assets for impairment.

In connection with the evaluation of the goodwill impairment in the PCB and Component Inspection reportable segment during the second quarter of fiscal 2025, due to the continued deterioration of financial outlook for the businesses and internal reorganization both noted above, the Company assessed tangible and intangible assets for impairment prior to performing the goodwill impairment test. The Company first performed a recoverability test for each asset group identified in the PCB and Component Inspection reportable segment by comparing projected undiscounted cash flows from the use and eventual disposition of each asset group to its carrying value. This test indicated that the undiscounted cash flows were not sufficient to recover the carrying value of the asset groups. We then compared the carrying value of the individual long-lived assets within those asset groups against their fair value in order to measure the impairment loss. As a result of this assessment, we recorded a total purchased intangible asset impairment charge of $8.7 million. No impairment was identified for other long-lived assets in the second quarter of fiscal 2025.

As part of the evaluation of goodwill impairment in the former PCB and Display operating segment in the second quarter of fiscal 2024 noted above, the Company assessed long-lived assets for impairment prior to performing the goodwill impairment test. As a result, we recorded a total purchased intangible asset impairment charge of $26.4 million in the second quarter of fiscal 2024.

In the third quarter of fiscal 2024, in connection with the Company's decision to exit the Display business, as described above, an immaterial amount of purchased intangible assets were abandoned.

The total impairment charges for goodwill and purchased intangible assets of $239.1 million during the second quarter of fiscal 2025 and $219.0 million during the second quarter of fiscal 2024, as well as the goodwill impairment charge of $70.5 million in the third quarter of fiscal 2024, were recognized as separate charges and included in income (loss) from operations.

As of June 30, 2025 and 2024, there were no impairment indicators for purchased intangible assets.

Amortization expense for purchased intangible assets was $220.4 million, $239.3 million, and $260.6 million, for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Based on the purchased intangible assets gross carrying amount recorded as of June 30, 2025, the remaining estimated annual amortization expense is expected to be as follows:

Fiscal Year Ending June 30:	Amortization (In thousands)
2026	$195,869
2027	123,357
2028	48,123
2029	35,237
2030	14,349
Thereafter	1,603
Total	$418,538

The expected amortization expense is an estimate. Actual amounts of amortization may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets and other events.

NOTE 8 — DEBT

The following table summarizes our debt as of June 30, 2025 and June 30, 2024:

	As of June 30, 2025		As of June 30, 2024	
	Amount (In thousands)	Effective Interest Rate	Amount (In thousands)	Effective Interest Rate
Fixed-rate 4.650% Senior Notes due on November 1, 2024	$ —	— %	$ 750,000	4.682%
Fixed-rate 4.100% Senior Notes due on March 15, 2029	800,000	4.159%	800,000	4.159%
Fixed-rate 4.650% Senior Notes due on July 15, 2032	1,000,000	4.657%	1,000,000	4.657%
Fixed-rate 4.700% Senior Notes due on February 1, 2034	500,000	4.777%	500,000	4.777%
Fixed-rate 5.650% Senior Notes due on November 1, 2034	250,000	5.670%	250,000	5.670%
Fixed-rate 5.000% Senior Notes due on March 15, 2049	400,000	5.047%	400,000	5.047%
Fixed-rate 3.300% Senior Notes due on March 1, 2050	750,000	3.302%	750,000	3.302%

	As of June 30, 2025		As of June 30, 2024	
	Amount (In thousands)	Effective Interest Rate	Amount (In thousands)	Effective Interest Rate
Fixed-rate 4.950% Senior Notes due on July 15, 2052	1,450,000	5.023%	1,450,000	5.023%
Fixed-rate 5.250% Senior Notes due on July 15, 2062	800,000	5.259%	800,000	5.259%
Total	5,950,000		6,700,000	
Unamortized discount	(23,338)		(24,866)	
Unamortized debt issuance costs	(42,405)		(44,999)	
Total	$5,884,257		$6,630,135	
Reported as:				
Current portion of long-term debt	$ —		$ 749,936	
Long-term debt	5,884,257		5,880,199	
Total	$5,884,257		$6,630,135	

Senior Notes and Debt Redemption:

In November 2024, we repaid $750.0 million of the Senior Notes that were due on November 1, 2024. In February 2024, KLA Corporation (the "Issuer") issued $750.0 million aggregate principal amount of senior, unsecured notes as follows: $500.0 million of 4.700% senior, unsecured notes (the "2024 Senior Notes") due February 1, 2034; and an additional $250.0 million of 4.950% senior, unsecured notes due July 15, 2052 which was originally issued in June 2022, resulting in an aggregate principal amount of $1.45 billion. The net proceeds were used for general corporate purposes, including repayment of outstanding indebtedness.

In June 2022, we issued $3.00 billion aggregate principal amount of senior, unsecured notes (the "2022 Senior Notes") as follows: $1.00 billion of 4.650% senior, unsecured notes due July 15, 2032; $1.20 billion of 4.950% senior, unsecured notes due July 15, 2052; and $800.0 million of 5.250% senior, unsecured notes due July 15, 2062. A portion of the net proceeds of the 2022 Senior Notes was used to complete a tender offer in July 2022 for $500.0 million of our 2014 Senior Notes due 2024 including associated redemption premiums, accrued interest and other fees and expenses. The redemption resulted in a pre-tax net loss on extinguishment of debt of $13.3 million for the fiscal year ended June 30, 2023. The remainder of the net proceeds was used for share repurchases and for general corporate purposes.

In February 2020, March 2019 and November 2014, we issued $750.0 million, $1.20 billion and $2.50 billion, respectively (the "2020 Senior Notes," "2019 Senior Notes" and "2014 Senior Notes," respectively, and, collectively with the 2024 and 2022 Senior Notes, the "Senior Notes") aggregate principal amount of senior, unsecured notes. In July 2022, February 2020, October 2019 and November 2017, we repaid $500.0 million, $500.0 million, $250.0 million and $250.0 million of the Senior Notes, respectively.

The original discounts on the Senior Notes are being amortized over the life of the debt. Interest is payable as follows: semi-annually on February 1 and August 1 of each year for the 2024 Senior Notes; semi-annually on January 15 and July 15 of each year for the 2022 Senior Notes; semi-annually on March 1 and September 1 of each year for the 2020 Senior Notes; semi-annually on March 15 and September 15 of each year for the 2019 Senior Notes; and semi-annually on May 1 and November 1 of each year for the 2014 Senior Notes. The relevant indentures for the Senior Notes (collectively, the "Indenture") include covenants that limit our ability to grant liens on our facilities and enter into sale and leaseback transactions.

The Senior Notes rank senior in right of payment to all of the Issuer's future subordinated indebtedness, equally in right of payment with all of the Issuer's existing and future unsecured and unsubordinated indebtedness, are effectively subordinated in right of payment to all of the Issuer's future secured indebtedness to the extent of the collateral securing such indebtedness and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Issuer's subsidiaries.

In certain circumstances involving a change of control followed by a downgrade of the rating of a series of Senior Notes by at least two of Moody's Investors Service, S&P Global Ratings and Fitch Inc., unless we have exercised our rights to redeem the Senior Notes of such series, we will be required to make an offer to repurchase all or, at the holder's option, any part, of each holder's Senior Notes of that series pursuant to the offer described below (the "Change of Control Offer"). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Senior Notes repurchased plus accrued and unpaid interest, if any, on the Senior Notes repurchased, up to, but not including, the date of repurchase.

The fair value of the Senior Notes as of June 30, 2025 and 2024 was $5.54 billion and $6.26 billion, respectively. While the Senior Notes are recorded at cost, the fair value of the long-term debt was determined based on quoted prices in markets that are not active; accordingly, the long-term debt is categorized as Level 2 for purposes of the fair value measurement hierarchy.

As of June 30, 2025, we were in compliance with all of our covenants under the Indenture associated with the Senior Notes.

Revolving Credit Facility:

On July 3, 2025, we replaced our existing revolving credit facility (see Note 20 "Subsequent Events"). As of June 30, 2025, we had in place a Credit Agreement dated June 8, 2022 ("Prior Credit Agreement") for an unsecured Revolving Credit Facility ("Prior Revolving Credit Facility") having a maturity date of June 8, 2027 that allowed us to borrow up to $1.50 billion. Subject to the terms of the Prior Credit Agreement, the Prior Revolving Credit Facility could have been increased by an amount up to $250.0 million in the aggregate. As of June 30, 2025 and 2024, we had no outstanding borrowings under the Prior Revolving Credit Facility.

We could borrow, repay and reborrow funds under the Prior Revolving Credit Facility until the maturity date, at which time we could exercise two one-year extension options with the consent of the lenders. We could prepay outstanding borrowings under the Prior Revolving Credit Facility at any time without a prepayment penalty.

Under the Prior Credit Agreement, borrowings could be made as Term Secured Overnight Financing Rate ("SOFR") Loans or Alternate Base Rate ("ABR") Loans, at the Company's option. In the event that Term SOFR was unavailable, any Term SOFR elections would be converted to Daily Simple SOFR, if available. Each Term SOFR Loan would bear interest at a rate per annum equal to the applicable Adjusted Term SOFR rate, which is equal to the applicable Term SOFR rate plus 10 bps that shall not be less than zero, plus a spread ranging from 75 bps to 125 bps, as determined by the Company's credit ratings at the time. Each ABR Loan would bear interest at a rate per annum equal to the ABR plus a spread ranging from 0 bps to 25 bps, as determined by the Company's credit ratings at the time. We were also obligated to pay an annual commitment fee on the daily undrawn balance of the Prior Revolving Credit Facility, which ranges from 4.5 bps to 12.5 bps, subject to an adjustment in conjunction with changes to our credit rating. The applicable interest rates and commitment fees were also subject to adjustment based on the Company's performance against certain environmental sustainability key performance indicators ("KPI") related to greenhouse gas ("GHG") emissions and renewable electricity usage. Our performance against these KPIs in calendar year 2024 resulted in reductions to the fees associated with our Prior Revolving Credit Facility. As of June 30, 2025, the applicable commitment fee on the daily undrawn balance of the Prior Revolving Credit Facility was 5.5 bps.

Under the Prior Credit Agreement, the maximum leverage ratio on a quarterly basis, was 3.50 to 1.00, covering the trailing four consecutive fiscal quarters for each fiscal quarter, which could have been increased to 4.00 to 1.00 for a period of time in connection with a material acquisition or a series of material acquisitions. As of June 30, 2025, our maximum allowed leverage ratio was 3.50 to 1.00.

We were in compliance with all covenants under the Prior Credit Agreement as of June 30, 2025.

NOTE 9 — LEASES

We have operating leases for facilities, vehicles and other equipment. Our facility leases are primarily used for administrative functions, R&D, manufacturing, and storage and distribution. Our finance leases are not significant.

Our existing leases do not contain significant restrictive provisions or residual value guarantees; however, certain leases contain provisions for the payment of maintenance, real estate taxes or insurance costs by us. Our leases have remaining lease terms ranging from less than one year to 27 years, including periods covered by options to extend the lease when it is reasonably certain that the option will be exercised.

Lease expense was $51.5 million, $54.6 million and $41.8 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Expense related to short-term leases, which are not recorded on the Consolidated Balance Sheets, was not material for the fiscal years ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, the weighted-average remaining lease term was 6.2 years and 6.7 years, respectively, and the weighted-average discount rate for operating leases was 4.06% and 4.30%, as of June 30, 2025 and 2024, respectively.

Supplemental cash flow information related to leases was as follows:

	Year Ended June 30,	
(In thousands)	2025	2024
Operating cash outflows from operating leases	$47,183	$41,405
ROU assets obtained in exchange for new operating lease liabilities	$46,018	$62,505

Maturities of lease liabilities as of June 30, 2025 were as follows:

Fiscal Year Ending June 30:	Amount (In thousands)
2026	$ 53,182
2027	47,113
2028	28,659
2029	24,033
2030	21,503
2031 and thereafter	59,562
Total lease payments	234,052
Less imputed interest	(30,027)
Total	$204,025

As of June 30, 2025, we did not have any material leases that had not yet commenced.

NOTE 10 — EQUITY, LONG-TERM INCENTIVE COMPENSATION PLANS AND NON-CONTROLLING INTEREST

Equity Incentive Program

On August 3, 2023, our Board of Directors adopted the KLA Corporation 2023 Incentive Award Plan (the "2023 Plan"), which replaced our 2004 Equity Incentive Plan (the "2004 Plan") for grants of equity awards occurring on or after November 1, 2023. The new plan was approved by our stockholders at the annual meeting of stockholders held on November 1, 2023. As of June 30, 2025, we were able to issue new equity incentive awards, such as RSUs and stock options, to our employees, consultants and members of our Board of Directors under our 2023 Plan, with 9.6 million shares available for issuance.

Any 2004 Plan and 2023 Plan awards of RSUs, performance shares, performance units or deferred stock units are counted against the total number of shares issuable under the 2023 Plan share reserve, or previously under the 2004 Plan reserve, as two shares for every one share subject thereto.

In addition, the plan administrator has the ability to grant "dividend equivalent" rights in connection with awards of RSUs, performance shares, performance units and deferred stock units before they are fully vested. The plan administrator, at its discretion, may grant a right to receive dividends on the aforementioned awards, which may be settled in cash or our stock subject to meeting the vesting requirement of the underlying awards. All grants during the fiscal years ended June 30, 2025, 2024 and 2023 included dividend equivalent rights.

Assumed Equity Plans

As of the Orbotech Ltd. ("Orbotech") Acquisition on February 20, 2019 ("Acquisition Date"), we assumed outstanding equity incentive awards under Orbotech equity incentive plans (the "Assumed Equity Plans"). The awards under the Assumed Equity Plans, previously issued in the form of stock options and RSUs, were generally settled as follows:

a) Each award of Orbotech's stock options and RSUs that was outstanding and vested immediately prior to the Acquisition Date (collectively, the "Vested Equity Awards") was canceled and terminated and converted into the right to receive the purchase consideration in respect of such Vested Equity Awards as of the Acquisition Date and, in the case of stock options, less the exercise price.

b) Each award of Orbotech's stock options and RSUs that was outstanding and unvested immediately prior to the Acquisition Date was assumed by us (each, an "Assumed Option" and "Assumed RSU," and collectively the "Assumed Equity Awards") and converted to stock options and RSUs exercisable for the number of shares of our common stock based on the exchange ratio defined in the acquisition agreement. The Assumed Equity Awards generally retain all of the rights, terms and conditions of the respective plans under which they were originally granted, including the same service-based vesting schedule, applicable thereto.

As of the Acquisition Date, the estimated fair value of the Assumed Equity Awards was $55.0 million, of which $13.3 million was recognized as goodwill and the balance of $41.7 million was recognized as stock-based compensation ("SBC") expense over the remaining service period of the Assumed Equity Awards. The fair value of the Assumed Equity Awards for services rendered through the Acquisition Date was recognized as a component of the merger consideration, with the remaining fair value related to the post-combination services being recorded as SBC over the remaining vesting period. At the Acquisition Date, a total of 14,558 and 518,971 shares of our common stock underlay the Assumed Options and RSUs, respectively, and had an estimated weighted-average fair value of $53.3 and $104.5 per share, respectively. All Assumed Options were fully exercised as of June 30, 2020 and all Assumed RSUs were fully vested as of June 30, 2023.

Equity Incentive Plans — General Information

The following table summarizes the combined activity under our equity incentive plans:

(In thousands)	Available For Grant[1][3]
Balances as of June 30, 2022	9,242
RSUs granted[2]	(1,601)
RSUs canceled	120
Balances as of June 30, 2023	7,761
Plan shares increased	3,250
RSUs granted[2]	(849)
RSUs canceled	78
Balances as of June 30, 2024	10,240
RSUs granted[2]	(805)
RSUs granted adjustment[4]	62
RSUs canceled	77
Balances as of June 30, 2025	9,574

(1) The number of RSUs reflects the application of the award multiplier of 2.0x as described above.

(2) Includes RSUs granted to senior management with performance-based vesting criteria (in addition to service-based vesting criteria for any of such RSUs that are deemed to have been earned) ("performance-based RSU"). As of June 30, 2025, it had not yet been determined the extent to which (if at all) the performance-based vesting criteria had been satisfied. Therefore, this line item includes all such performance-based RSUs granted during the fiscal year, reported at the maximum possible number of shares that may ultimately be issuable if all applicable performance-based criteria are achieved at their maximum levels and all applicable service-based criteria are fully satisfied (0.2 million shares, 0.2 million shares and 0.6 million shares for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, reflecting the application of the 2.0x multiplier described above).

(3) No additional stock options, RSUs or other awards will be granted under the Assumed Equity Plans.

(4) Represents the portion of RSUs granted with performance-based vesting criteria and reported at the actual number of shares issued upon achievement of the performance vesting criteria during the fiscal year ended June 30, 2025.

The fair value of stock-based awards is measured at the grant date and is recognized as an expense over the employee's requisite service period. The fair value for RSUs granted with "dividend equivalent" rights is determined using the closing price of our common stock on the grant date. The fair value for market-based RSUs is estimated on the grant date using a Monte Carlo simulation model with the following assumptions: expected volatilities ranging from 27.8% to 28.1%, based on a combination of implied volatility from traded options on our common stock and the historical volatility of our common stock; dividend yield ranging from 2.4% to 2.5%, based on our current expectations for our anticipated dividend policy; risk-free interest rate ranging from 2.3% to 2.4%, based on the implied yield available on U.S. Treasury zero-coupon issues with terms equal to the contractual terms of each tranche; and an expected term that takes into consideration the vesting term and the contractual term of the market-based award. The awards are amortized over service periods of three, four, and five years, which is the longer of the explicit service period or the period in which the market target is expected to be met. The fair value for purchase rights under our ESPP is determined using a Black-Scholes model.

The following table shows SBC expense for the indicated periods:

	Year Ended June 30,		
(In thousands)	2025	2024	2023
SBC expense by:			
Costs of revenues	$ 46,502	$ 35,942	$ 29,101
R&D	77,271	60,124	44,702
SG&A	141,238	116,629	97,621
Total SBC expense	$265,011	$212,695	$171,424

SBC capitalized as inventory as of June 30, 2025 and 2024 was $26.3 million and $21.5 million, respectively.

Restricted Stock Units

The following table shows the activity and weighted-average grant date fair values for RSUs during the fiscal year ended June 30, 2025:

	Shares (In thousands) [1]	Weighted-Average Grant Date Fair Value
Outstanding RSUs as of June 30, 2024[2]	1,467	$424.66
Granted[3]	402	$726.75
Granted adjustments[4]	(31)	$397.40
Vested and released	(507)	$377.12
Forfeited	(39)	$482.79
Outstanding RSUs as of June 30, 2025[2]	1,292	$536.30

(1) Share numbers reflect actual shares subject to awarded RSUs.
(2) Includes performance-based RSUs.
(3) This line item includes all performance-based RSUs granted during the fiscal year ended June 30, 2025 reported at the maximum possible number of shares that may ultimately be issuable if all applicable performance-based criteria are achieved at their maximum levels and all applicable service-based criteria are fully satisfied (0.1 million shares for the fiscal year ended June 30, 2025), reflect the application of the multiplier described above.
(4) Represents the portion of RSUs granted with performance-based vesting criteria and reported at the actual number of shares issued upon achievement of the performance vesting criteria during the fiscal year ended June 30, 2025.

The RSUs granted by us generally vest as follows, in each case subject to the recipient remaining employed by us as of the applicable vesting date: (a) with respect to awards with only service-based vesting criteria, over periods ranging from two to four years and (b) with respect to awards with both performance-based and service-based vesting criteria, over periods ranging from three to four years. The RSUs granted to the independent members of the Board of Directors vest annually.

The following table shows the weighted-average grant date fair value per unit for the RSUs granted, aggregate grant date fair value of RSUs vested, and tax benefits realized by us in connection with vested and released RSUs for the indicated periods:

(In thousands, except for weighted-average grant date fair value)	Year Ended June 30,		
	2025	2024	2023
Weighted-average grant date fair value per unit	$ 726.75	$ 584.49	$ 385.98
Grant date fair value of vested RSUs	$191,352	$144,888	$107,217
Tax benefits realized by us in connection with vested and released RSUs	$ 48,858	$ 47,315	$ 25,989

As of June 30, 2025, the unrecognized SBC expense balance related to RSUs was $485.8 million, excluding the impact of estimated forfeitures, and will be recognized over an estimated weighted-average amortization period of 1.4 years. The intrinsic value of outstanding RSUs as of June 30, 2025 was $1.16 billion.

Cash LTI Compensation

As part of our employee compensation program, we issue Cash LTI awards to many of our employees. Executives and non-employee members of the Board of Directors do not participate in the Cash LTI Plan. During the fiscal years ended June 30, 2025 and 2024, we approved Cash LTI awards of $41.7 million and $51.4 million, respectively. Cash LTI awards issued to employees under the Cash LTI Plan will vest in three or four equal installments, with one-third or one-fourth of the aggregate amount of the Cash LTI award vesting on each anniversary of the grant date over a three or four-year period. In order to receive payments under a Cash LTI award, participants must remain employed by us as of the applicable award vesting date. During the fiscal years ended June 30, 2025, 2024 and 2023, we recognized $56.8 million, $70.3 million and $76.4 million, respectively, in compensation expense under the Cash LTI Plan. As of June 30, 2025, the unrecognized compensation balance (excluding the impact of estimated forfeitures) related to the Cash LTI Plan was $108.8 million.

Employee Stock Purchase Plan

Our ESPP provides that eligible employees may contribute up to 15% of their eligible earnings toward the semi-annual purchase of our common stock. The ESPP is qualified under Section 423 of the Internal Revenue Code. The employee's purchase price is derived from a formula based on the closing price of the common stock on the first day of the offering period versus the closing price on the date of purchase (or, if not a trading day, on the immediately preceding trading day).

The offering period (or length of the look-back period) under the ESPP has a duration of six months, and the purchase price with respect to each offering period beginning on or after such date is, until otherwise amended, equal to 85% of the lesser of (i) the fair market value of our common stock at the commencement of the applicable six-month offering period or (ii) the fair market value of our common stock on the purchase date. We estimate the fair value of purchase rights under the ESPP using a Black-Scholes model.

The fair value of each purchase right under the ESPP was estimated on the date of grant using the Black-Scholes model and the straight-line attribution approach with the following weighted-average assumptions:

	Year Ended June 30,		
	2025	2024	2023
Stock purchase plan:			
Expected stock price volatility	33.8%	32.2%	42.7%
Risk-free interest rate	5.0%	5.3%	2.5%
Dividend yield	0.9%	1.1%	1.6%
Expected life (in years)	0.50	0.50	0.50

The following table shows total cash received from employees for the issuance of shares under the ESPP, the number of shares purchased by employees through the ESPP, the tax benefits realized by us in connection with the disqualifying dispositions of shares purchased under the ESPP and the weighted-average fair value per share for the indicated periods:

| | Year Ended June 30, | | |
(In thousands, except for weighted-average fair value per share)	2025	2024	2023
Total cash received from employees for the issuance of shares under the ESPP	$151,514	$144,934	$124,731
Number of shares purchased by employees through the ESPP	281	320	418
Tax benefits realized by us in connection with the disqualifying dispositions of shares purchased under the ESPP	$ 2,834	$ 2,623	$ 1,916
Weighted-average fair value per share based on Black-Scholes model	$ 164.88	$ 125.04	$ 89.52

The ESPP shares are replenished annually on the first day of each fiscal year by virtue of an evergreen provision. The provision allows for share replenishment equal to the lesser of 2.0 million shares or the number of shares that we estimate will be required to be issued under the ESPP during the forthcoming fiscal year. As of June 30, 2025, a total of 2.4 million shares were reserved and available for issuance under the ESPP.

Quarterly cash dividends

On June 3, 2025, we paid a quarterly cash dividend of $1.90 per share on the outstanding shares of our common stock to stockholders of record as of the close of business on May 19, 2025. The total amount of regular quarterly cash dividends and dividend equivalents paid during the fiscal years ended June 30, 2025 and 2024 was $904.6 million and $773.0 million, respectively. The amount of accrued dividend equivalents payable related to unvested RSUs with dividend equivalent rights was $13.3 million and $11.8 million as of June 30, 2025 and 2024, respectively. These amounts will be paid upon vesting of the underlying RSUs. Refer to Note 20 "Subsequent Events" to our Consolidated Financial Statements for additional information regarding the declaration of our quarterly cash dividend announced subsequent to June 30, 2025.

Non-controlling Interests

As of June 30, 2022, we owned approximately 94% of the outstanding equity interest of Orbograph, which was a non-core business engaged in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers. On August 11, 2022, we sold our interest in Orbograph; for further details, refer to Note 6 "Business Combinations and Dispositions" to our Consolidated Financial Statements.

NOTE 11 — STOCK REPURCHASE PROGRAM

Our Board of Directors has authorized a program that permits us to repurchase our common stock, including an increase in the authorized repurchase amount of $5.00 billion in the fourth quarter of fiscal 2025. The stock repurchase program has no expiration date and may be suspended at any time. The intent of the program is, in part, to mitigate the potential dilutive impact related to our equity incentive plans and shares issued in connection with our ESPP as well as to return excess cash to our stockholders. Any and all share repurchase transactions are subject to market conditions and applicable legal requirements.

On June 23, 2022, the Company executed accelerated share repurchase agreements ("ASR Agreements") with two financial institutions to repurchase shares of our common stock in exchange for an upfront payment of $3.00 billion. The Company received initial deliveries totaling 6.5 million shares of common stock in the fourth quarter of fiscal 2022, which represented 70% of the prepayment amount at the then prevailing market price of the Company's shares of common stock. The initial shares delivered were retired immediately upon settlement and treated as repurchases of the Company's common stock for purposes of earnings per share calculations. The total number of shares received under the ASR Agreements was based on the volume-weighted average price of the Company's common stock during the term of the ASR Agreements, less an agreed-upon discount. Final settlement of the ASR Agreements occurred during the second quarter of fiscal 2023, resulting in the delivery of 2.4 million additional shares, which yielded an average share price of $333.88 for the entire transaction.

Under the authoritative guidance, share repurchases are recognized as a reduction to retained earnings to the extent available, with any excess recognized as a reduction of capital in excess of par value. In addition, as explained further in Note 14 "Income Taxes," the Inflation Reduction Act of 2022 ("IRA") introduced a 1% excise tax imposed on certain stock repurchases made after December 31, 2022 by publicly traded companies. The excise tax is recorded as part of the cost basis of treasury stock repurchased after December 31, 2022 and, as such, is included in stockholders' equity.

As of June 30, 2025, an aggregate of $5.03 billion of authorization was available for repurchase under the stock repurchase program.

Share repurchases for the indicated periods (based on the trade date of the applicable repurchase) were as follows:

	Year Ended June 30,		
(In thousands)	2025	2024	2023
Number of shares of common stock repurchased	3,007	3,032	5,844
Total cost of repurchases	$2,165,635	$1,742,501	$1,329,714

NOTE 12 — NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is calculated by using the weighted-average number of shares of common stock outstanding during the period, increased to include the number of additional shares of common stock that would have been outstanding if the shares of common stock underlying our outstanding dilutive RSUs had been issued. The dilutive effect of outstanding RSUs is reflected in diluted net income per share by application of the treasury stock method. In addition, the shares delivered under the ASR Agreements discussed in Note 11 "Stock Repurchase Program" in the fourth quarter of fiscal 2022 and second quarter of fiscal 2023 resulted in a reduction of outstanding shares used to determine our weighted-average common shares outstanding for purposes of calculating basic and diluted earnings per share for those respective fiscal years.

The following table sets forth the computation of basic and diluted net income per share attributable to KLA:

	Year Ended June 30,		
(In thousands, except per share amounts)	2025	2024	2023
Numerator:			
Net income attributable to KLA	$4,061,643	$2,761,896	$3,387,277
Denominator:			
Weighted-average shares-basic, excluding unvested RSUs	133,030	135,345	139,483
Effect of dilutive RSUs and options	720	842	752
Weighted-average shares-diluted	133,750	136,187	140,235
Basic net income per share attributable to KLA	$ 30.53	$ 20.41	$ 24.28
Diluted net income per share attributable to KLA	$ 30.37	$ 20.28	$ 24.15
Anti-dilutive securities excluded from the computation of diluted net income per share	—	35	8

NOTE 13 — EMPLOYEE BENEFIT PLANS

Profit-sharing program and U.S. 401(k)

We have a profit-sharing program for eligible employees, which distributes a percentage of our pre-tax profits on a quarterly basis. In addition, we have an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Since January 1, 2019, the employer match is the greater of 50% of the first $8,000 of an eligible employee's contributions or 50% of the first 5% of eligible compensation contributed plus 25% of the next 5% of compensation contributed. The total expenses under the profit-sharing and 401(k) programs amounted to $43.2 million, $39.4 million, and $37.3 million in the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Employee benefit plans

In addition to the profit-sharing plan and the U.S. 401(k), several of our foreign subsidiaries have retirement plans for their full-time employees, many of which are defined benefit plans. The assumptions used in calculating the obligations for the foreign plans depend on the local economic environment. Discount rates for the plans are derived by reference to appropriate benchmark yields on high-quality corporate bonds, allowing for the approximate duration of both plan obligations and the relevant benchmark index. Asset return assumptions are developed by considering the historical returns and expectations of future returns relevant to the country in which each plan is in effect and the investments applicable to the corresponding plan.

The foreign plans' investments are measured at fair value on a recurring basis. They are managed by third-party trustees consistent with the regulations or market practice of the country where the assets are invested. We are not actively involved in the investment strategy, nor do we have control over the target allocation of these investments. We manage a variety of risks, including market, credit and liquidity risks, across our plan assets through our investment managers. We define a concentration of risk as an undiversified exposure to one of the above-mentioned risks that increases the exposure of the loss of plan assets unnecessarily. We monitor exposure to such risks in the foreign plans by monitoring the magnitude of the risk in each plan and diversifying our exposure to such risks across a variety of instruments, markets and counterparties. As of June 30, 2025, we did not have concentrations of plan asset investment risk in any single entity, manager, counterparty, sector, industry or country.

We apply authoritative guidance that requires an employer to recognize the funded status of each of our defined benefit pension and post-retirement benefit plans as a net asset or liability on its balance sheets. Additionally, the authoritative guidance requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. The benefit obligations and related assets under our plans have been measured as of June 30, 2025 and 2024 and were immaterial. The net funded status of these plans is recognized as a liability and included in other current or non-current liabilities in the Consolidated Balance Sheets in the years presented. The net periodic benefit costs were immaterial for the fiscal years ended June 30, 2025, 2024 and 2023.

NOTE 14 — INCOME TAXES

The components of income before income taxes were as follows:

(In thousands)	Year Ended June 30,		
	2025	**2024**	**2023**
Domestic income before income taxes	$3,070,097	$1,997,090	$2,017,338
Foreign income before income taxes	1,574,351	1,192,942	1,771,852
Total income before income taxes	$4,644,448	$3,190,032	$3,789,190

The provision for income taxes was comprised of the following:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Current:			
Federal	$ 624,002	$ 395,876	$ 553,197
State	21,161	10,737	14,804
Foreign	182,448	160,401	188,991
	827,611	567,014	756,992
Deferred:			
Federal	(222,907)	(110,686)	(228,414)
State	(5,433)	(2,770)	(4,295)
Foreign	(16,466)	(25,422)	(122,444)
	(244,806)	(138,878)	(355,153)
Provision for income taxes	$ 582,805	$ 428,136	$ 401,839

The significant components of deferred income tax assets and liabilities were as follows:

(In thousands)	As of June 30,	
	2025	2024
Deferred tax assets:		
Capitalized R&D expenses	$ 447,043	$ 328,061
Tax credits and net operating losses	327,618	311,026
Depreciation and amortization	190,256	151,371
Inventory reserves	135,121	121,238
Employee benefits accrual	106,746	95,461
Non-deductible reserves	69,790	53,668
Unearned revenue	48,372	25,532
SBC	18,835	15,375
Other	43,843	12,785
Gross deferred tax assets	1,387,624	1,114,517
Valuation allowance	(310,599)	(289,534)
Net deferred tax assets	$1,077,025	$ 824,983
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries not indefinitely reinvested	$ (360,544)	$ (315,231)
Deferred profit	(41,378)	(70,204)
Unrealized gain on investments	(16,278)	(10,949)
Total deferred tax liabilities	(418,200)	(396,384)
Total net deferred tax assets	$ 658,825	$ 428,599

Our deferred tax assets for the years ended June 30, 2025 and 2024 reflect the impact of the mandatory capitalization of research and experimental expenditures as required by the 2017 Tax Cuts and Jobs Act. This provision was first effective for us in the year ending June 30, 2023.

As of June 30, 2025, we had U.S. federal, state and foreign net operating loss ("NOL") carry-forwards of $3.7 million, $10.0 million and $174.5 million, respectively. We also had foreign capital loss carry-forwards of $1.3 million as of June 30, 2025. The U.S. federal NOL carry-forwards will expire at various dates beginning in 2026 through 2036. The utilization of NOLs created by acquired companies is subject to annual limitations under Section 382 of the Internal Revenue Code. However, it is not expected that such annual limitation will significantly impair the realization of these NOLs. The state NOLs will expire at various dates beginning in 2028 through 2036. Foreign NOLs and capital loss carry-forwards will be carried forward indefinitely. State credits of $395.2 million will also be carried forward indefinitely.

The net deferred tax asset valuation allowance was $310.6 million and $289.5 million as of June 30, 2025 and 2024, respectively. The change was primarily due to an increase in the valuation allowance related to state credit carry-forwards generated in the fiscal year ended June 30, 2025. The valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future. Of the valuation allowance as of June 30, 2025, $308.5 million was related to federal and state credit carry-forwards. The remainder of the valuation allowance was related to state and foreign NOL carry-forwards.

As of June 30, 2025, we intend to indefinitely reinvest $185.9 million of cumulative undistributed earnings held by certain non-U.S. subsidiaries. If these undistributed earnings were repatriated to the U.S., the potential deferred tax liability associated with the undistributed earnings would be approximately $39 million.

We benefit from tax holidays in Singapore where we manufacture certain of our products. These tax holidays are on approved investments. The tax holidays in Singapore are scheduled to expire in four to seven years. We were in compliance with all the terms and conditions of the tax holidays as of June 30, 2025. The net impact of these tax holidays was to decrease our tax expense by $198.6 million, $159.4 million and $161.5 million in the fiscal years ended June 30, 2025, 2024 and 2023, respectively. The benefits of the tax holidays on diluted net income per share were $1.49, $1.19 and $1.18 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

The reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate was as follows:

	Year Ended June 30,		
	2025	2024	2023
Federal statutory rate	21.0%	21.0%	21.0%
GILTI	2.9%	3.7%	3.4%
Goodwill impairment	1.1%	1.7%	— %
Net change in tax reserves	0.3%	1.1%	— %
State income taxes, net of federal benefit	0.3%	0.3%	0.2%
Effect of SBC	— %	— %	0.1%
Foreign derived intangible income	(6.6)%	(5.9)%	(5.7)%
Effect of foreign operations taxed at various rates	(5.1)%	(6.6)%	(7.1)%
R&D tax credit	(1.1)%	(1.6)%	(1.5)%
Other	(0.3)%	(0.3)%	0.2%
Effective income tax rate	12.5%	13.4%	10.6%

A reconciliation of gross unrecognized tax benefits was as follows:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Unrecognized tax benefits at the beginning of the year	$245,707	$213,092	$217,927
Increases for tax positions taken in current year	35,429	40,209	44,590
Increases for tax positions taken in prior years	10,862	23,291	434
Decreases for lapsing of statutes of limitations	(17,100)	(4,119)	(888)
Decreases for tax positions taken in prior years	(11,607)	(26,766)	(3,929)
Decreases for settlements with taxing authorities	(4,687)	—	(45,042)
Unrecognized tax benefits at the end of the year	$258,604	$245,707	$213,092

The amounts of unrecognized tax benefits that would impact the effective tax rate were $244.9 million, $244.6 million and $199.0 million as of June 30, 2025, 2024 and 2023, respectively. The amounts of interest and penalties recognized during the years ended June 30, 2025, 2024 and 2023 were expenses (benefits) of $9.0 million, $8.3 million and $(20.2) million, respectively. Our policy is to include interest and penalties related to unrecognized tax benefits within Other expense (income), net. The amounts of interest and penalties accrued as of June 30, 2025 and 2024 were $50.1 million and $41.1 million, respectively.

In the normal course of business, we are subject to examination by tax authorities throughout the world. We are subject to U.S. federal income tax examinations for all years beginning from the fiscal year ended June 30, 2022 and are under U.S. federal income tax examination for the fiscal year ended June 30, 2018. We have completed the federal income tax examination for the fiscal years ended June 30, 2019 and June 30, 2020. We are subject to state income tax examinations for all years beginning from the fiscal year ended June 30, 2021. We are also subject to examinations in other major foreign jurisdictions, including Singapore and Israel, for all years beginning from the calendar year ended December 31, 2019. We are under audit in Israel for calendar year 2019 to the fiscal year ended June 30, 2022, and received a tax assessment from the Israel Tax Authority. The assessment will be appealed. We believe our current unrecognized tax benefits are sufficient.

We believe that we may recognize up to $22.7 million of our existing unrecognized tax benefits within the next 12 months as a result of the lapse of statutes of limitations. It is possible that certain income tax examinations may be concluded in the next 12 months. The timing and resolution of income tax examinations are uncertain. Given the uncertainty around the timing of the resolution of these ongoing examinations, we are unable to estimate the full range of possible adjustments to our unrecognized tax benefits within the next 12 months.

Legislative Developments

President Biden signed into law the CHIPS and Science Act of 2022 ("CHIPS Act," where "CHIPS" stands for Creating Helpful Incentives to Produce Semiconductors) on August 9, 2022. The CHIPS Act provides for various incentives and tax credits among other items, including the Advanced Manufacturing Investment Credit ("AMIC"), which equals 25% of qualified investments in an advanced manufacturing facility that is placed in service after December 31, 2022. There was no material tax impact to our Consolidated Financial Statements from the AMIC provision.

President Biden also signed into law the IRA on August 16, 2022. The IRA has several provisions including a 15% corporate alternative minimum tax ("CAMT") for certain large corporations that have at least an average of $1.0 billion of adjusted financial statement income over a consecutive three-tax-year period. There was no material tax impact to our Consolidated Financial Statements in our fiscal year ended June 30, 2025 from the CAMT provision.

California Governor Newsom approved the 2024-25 California State Budget on June 27, 2024, which includes a provision to suspend the use of all NOLs and limits the use of R&D tax credits to $5 million for tax years 2024 through 2026. This provision will be effective in our fiscal years ended June 30, 2025 through June 30, 2027. There was no material tax impact to our Consolidated Financial Statements in our fiscal year ended June 30, 2025.

In December 2021, the Organization for Economic Co-operation and Development's Inclusive Framework on Base Erosion and Profit Shifting released Global Anti-Base Erosion ("GloBE") rules under Pillar Two. For the countries that have enacted legislation to adopt the Pillar Two GloBE rules, the provision requiring a 15% minimum effective tax rate on income earned in the respective countries was effective for us beginning in our fiscal year ended June 30, 2025, and there was no material tax impact to our Consolidated Financial Statements from this Pillar Two provision.

In November 2024, Singapore adopted the Pillar Two GloBE rules under the Multinational Enterprise ("Minimum Tax") Act ("MMT Act"), which includes a domestic minimum tax of 15% for financial years beginning on or after January 1, 2025. We earn significant profits and currently benefit from tax incentives in Singapore, so it is likely the MMT Act will neutralize our current tax incentives when it is effective for us beginning in our fiscal year ending June 30, 2026. We will continue to evaluate the impact of the MMT Act to our future financial statements. The Pillar Two GloBE rules are deemed an alternative minimum tax so we will not recognize any deferred taxes for the estimated effects of the future minimum tax under current U.S. GAAP.

On July 4, 2025, President Trump signed into law the OBBBA, also known as the Tax Relief for American Families and Workers Act of 2025. The OBBBA provides for several permanent changes to the United States tax code including, among other items, modifying the GILTI and Foreign-Derived Intangible Income rules from the Tax Cuts and Jobs Act, restoring full expensing for domestic research expenses and reinstating 100% bonus depreciation provisions. ASC 740, *Income Taxes*, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, we are evaluating the impact of the OBBBA on our future Consolidated Financial Statements including our cash flows. We may be subject to the CAMT of 15% in future periods as a result of the OBBBA provisions.

NOTE 15 — LITIGATION AND OTHER LEGAL MATTERS

We are named, from time to time, as a party to lawsuits and other types of legal proceedings and claims in the normal course of our business. Actions filed against us include commercial, intellectual property ("IP"), customer, and labor and employment related claims, including complaints of alleged wrongful termination and potential class action lawsuits regarding alleged violations of federal and state wage and hour and other laws. In general, legal proceedings and claims, regardless of their merit, and associated internal investigations (especially those relating to IP or confidential information disputes) are often expensive to prosecute, defend or conduct and may divert management's attention and other Company resources. Moreover, the results of legal proceedings are difficult to predict, and the costs incurred in litigation can be substantial, regardless of outcome. We believe the amounts provided in our Consolidated Financial Statements are adequate in light of the probable and estimated liabilities. However, because such matters are subject to many uncertainties and the ultimate outcomes are not predictable, there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not exceed the amounts reflected in our Consolidated Financial Statements or will not have a material adverse effect on our results of operations, financial condition or cash flows.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Factoring. We have factoring agreements with financial institutions to sell certain of our trade receivables and promissory notes from customers without recourse. We do not believe we are at risk for any material losses as a result of these agreements. In addition, we periodically sell certain LC, without recourse, received from customers in payment for goods and services.

The following table shows total receivables sold under factoring agreements and proceeds from sales of LC for the indicated periods:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Receivables sold under factoring agreements	$230,552	$254,889	$328,933
Proceeds from sales of LC	$ 55,525	$ 22,242	$ 69,247

Factoring and LC fees for the sale of certain trade receivables were recorded in Other expense (income), net and were not material for the periods presented. KLA may continue servicing the receivables that are sold.

Purchase Commitments. We maintain commitments to purchase inventory from our suppliers as well as goods, services, and other assets in the ordinary course of business. Our estimate of our significant purchase commitments primarily for material, services, supplies and asset purchases is $2.42 billion as of June 30, 2025, a majority of which are due within the next 12 months. Actual expenditures will vary based upon the volume of the transactions and length of contractual service provided. In addition, the amounts paid under these arrangements may be less in the event that the arrangements are renegotiated or canceled. Certain agreements provide for potential cancellation penalties.

Cash LTI Plan. As of June 30, 2025, we have committed $119.6 million for future payment obligations under our Cash LTI Plan. Cash LTI awards issued to employees under the Cash LTI Plan vest in three or four equal installments, with one-third or one-fourth of the aggregate amount of the Cash LTI award vesting on each anniversary of the grant date over a three or four-year period. In order to receive payments under a Cash LTI award, participants must remain employed by us as of the applicable award vesting date.

Guarantees and Contingencies. We maintain guarantee arrangements available through various financial institutions for up to $126.8 million, of which $92.7 million had been issued as of June 30, 2025, primarily to fund guarantees to customs authorities for value-added tax and other operating requirements of our consolidated subsidiaries worldwide.

In January 2025, we entered into a long-term virtual power purchase agreement to purchase a portion of the output generated from a solar energy project for a fixed price. As part of this agreement, we will also receive renewable energy credits commensurate with the power we acquire. These credits can be applied against our GHG emissions, accelerating the progress towards our goals of 100% renewable electricity across our global operations by 2030, reduction of our Scope 1 and 2 emissions from our 2021 baseline by 50% by 2030 and achievement of net zero Scope 1 and Scope 2 emissions by 2050. This agreement had no material impact on our results of operations, financial condition or cash flows during the fiscal year ended June 30, 2025.

Indemnification Obligations. Subject to certain limitations, we are obligated to indemnify our current and former directors, officers and employees with respect to certain litigation matters and investigations that arise in connection with their service to us. These obligations arise under the terms of our certificate of incorporation, bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that we are required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred by several of our current and former directors, officers and employees in connection with these matters. For example, we have paid or reimbursed legal expenses incurred in connection with the investigation of our historical stock option practices and the related litigation and government inquiries. Although the maximum potential amount of future payments we could be required to make under the indemnification obligations generally described in this paragraph is theoretically unlimited, we believe the fair value of this liability, to the extent estimable, is appropriately considered within the reserve we have established for currently pending legal proceedings.

We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which we customarily agree to hold the other party harmless against losses arising therefrom, or provide customers with other remedies to protect against, bodily injury or damage to personal property caused by our products, non-compliance with our product performance specifications, infringement by our products of third-party IP rights and a breach of warranties, representations and covenants related to matters such as title to assets sold, validity of certain IP rights, non-infringement of third-party rights, and certain income tax-related matters. In each of these circumstances, payment by us is typically subject to the other party making a claim to and cooperating with us pursuant to the procedures specified in the particular contract. This usually allows us to challenge the other party's claims or, in case of breach of IP representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, our obligations under these agreements may be limited in terms of amounts, activity (typically at our option to replace or correct the products or terminate the agreement with a refund to the other party), and duration. In some instances, we may have recourse against third parties and/or insurance covering certain payments made by us.

In addition, we may, in limited circumstances, enter into agreements that contain customer-specific commitments on pricing, tool reliability, spare parts stocking levels, response time and other commitments. Furthermore, we may give these customers limited audit or inspection rights to enable them to confirm that we are complying with these commitments. If a customer elects to exercise its audit or inspection rights, we may be required to expend significant resources to support the audit or inspection, as well as to defend or settle any dispute with a customer that could potentially arise out of such audit or inspection. To date, we have made no significant accruals in our Consolidated Financial Statements for this contingency. While we have not in the past incurred significant expenses for resolving disputes regarding these types of commitments, we cannot make any assurance that we will not incur any such liabilities in the future.

It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material effect on our business, financial condition, results of operations or cash flows.

NOTE 17 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The authoritative guidance requires companies to recognize all derivative instruments, including foreign exchange contracts and rate lock agreements (collectively "derivatives") as either assets or liabilities at fair value on the Consolidated Balance Sheets. In accordance with the accounting guidance, we designate foreign currency forward transactions and options contracts and interest rate forward transactions as cash flow hedges. In accordance with the accounting guidance, we also designate certain foreign currency exchange contracts as net investment hedge transactions intended to mitigate the variability of the value of certain investments in foreign subsidiaries.

Our foreign subsidiaries operate and sell our products in various global markets. As a result, we are exposed to risks relating to changes in foreign currency exchange rates. We utilize foreign exchange contracts to hedge against future movements in foreign currency exchange rates that affect certain existing and forecasted foreign currency denominated sales and purchase transactions, such as the Japanese yen, the euro, the pound sterling and the new Israeli shekel.

We routinely hedge our exposures to certain foreign currencies with various financial institutions in an effort to minimize the impact of certain currency exchange rate fluctuations. These foreign exchange contracts, designated as cash flow hedges, generally have maturities of less than 18 months. Cash flow hedges are evaluated for effectiveness monthly, based on changes in total fair value of the derivatives. If a financial counterparty to any of our hedging arrangements experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material losses.

Since fiscal 2015, we have entered into five sets of Rate Lock Agreements to hedge the benchmark interest rate on portions of our Senior Notes prior to issuance. Upon issuance of the associated debt, the Rate Lock Agreements were settled and their fair values were recorded within AOCI. The resulting gains and losses from these transactions are amortized to interest expense over the lives of the associated debt. As of June 30, 2025, the aggregate unamortized portion of the fair value of the forward contracts for the Rate Lock Agreements was a $44.4 million net gain.

For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gains or losses is reported in AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative contracts executed after adopting the new accounting guidance in fiscal 2019, the election to include time value for the assessment of effectiveness is made on all forward contracts designated as cash flow hedges. The change in fair value of the derivative is recorded in AOCI until the hedged item is recognized in earnings. The assessment of effectiveness of options contracts designated as cash flow hedges exclude time value. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings over the life of the derivative contract. Any differences between changes in the fair value of the excluded components and the amounts recognized in earnings are recorded in AOCI.

For derivatives that are designated and qualify as a net investment hedge in a foreign operation and that meet the effectiveness requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in cumulative translation within AOCI. The remainder of the change in value of such instruments is recorded in earnings using the mark-to-market approach. Recognition in earnings of amounts previously recorded in cumulative translation is limited to circumstances such as complete or substantially complete liquidation or sale of the net investment in the hedged foreign operations.

For derivatives that are not designated as hedges, gains and losses are recognized in Other expense (income), net. We use foreign exchange contracts to hedge certain foreign currency denominated assets or liabilities. The gains and losses on these derivative instruments are largely offset by the changes in the fair value of the assets or liabilities being hedged.

Derivatives in Hedging Relationships: Foreign Exchange Contracts and Rate Lock Agreements

The gains (losses) on derivatives in cash flow and net investment hedging relationships recognized in OCI for the indicated periods were as follows:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Derivatives Designated as Cash Flow Hedging Instruments:			
Rate lock agreements:			
Amounts included in the assessment of effectiveness	$ —	$ 415	$ —
Foreign exchange contracts:			
Amounts included in the assessment of effectiveness	$ 36,747	$9,176	$30,153
Amounts excluded from the assessment of effectiveness	$ (21)	$ 146	$ (128)
Derivatives Designated as Net Investment Hedging Instruments:			
Foreign exchange contracts[1]	$(23,630)	$3,459	$ 3,626

(1)   No amounts were reclassified from AOCI into earnings related to the sale of a subsidiary.

The locations and amounts of designated and non-designated derivatives' gains and losses reported in the Consolidated Statements of Operations for the indicated periods were as follows:

(In thousands)	Revenues	Costs of Revenues and Operating Expense	Interest Expense	Other Expense (Income), Net
For the year ended June 30, 2023				
Total amounts presented in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$10,496,056	$6,501,360	$296,940	$(104,720)
Gains (Losses) on Derivatives Designated as Hedging Instruments:				
Rate lock agreements:				
Amount of gains reclassified from AOCI to earnings	$ —	$ —	$ 3,747	$ —
Foreign exchange contracts:				
Amount of gains (losses) reclassified from AOCI to earnings	$ 33,243	$ (6,526)	$ —	$ —
Amount excluded from the assessment of effectiveness recognized in earnings	$ (1,406)	$ —	$ —	$ 2,598
Gains (Losses) on Derivatives Not Designated as Hedging Instruments:				
Amount of losses recognized in earnings	$ —	$ —	$ —	$ (2,062)
For the year ended June 30, 2024				
Total amounts presented in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$ 9,812,247	$6,466,037	$311,253	$(155,075)
Gains (Losses) on Derivatives Designated as Hedging Instruments:				
Rate lock agreements:				
Amount of gains reclassified from AOCI to earnings	$ —	$ —	$ 3,764	$ —
Foreign exchange contracts:				
Amount of gains reclassified from AOCI to earnings	$ 19,246	$ 3,766	$ —	$ —
Amount excluded from the assessment of effectiveness recognized in earnings	$ (872)	$ —	$ —	$ 2,328
Gains (Losses) on Derivatives Not Designated as Hedging Instruments:				
Amount of gains recognized in earnings	$ —	$ —	$ —	$ 10,597
For the year ended June 30, 2025				
Total amounts presented in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$12,156,162	$7,381,035	$302,166	$(171,487)
Gains (Losses) on Derivatives Designated as Hedging Instruments:				

(In thousands)	Revenues	Costs of Revenues and Operating Expense	Interest Expense	Other Expense (Income), Net
Rate lock agreements:				
Amount of gains reclassified from AOCI to earnings	$ —	$ —	$3,285	$ —
Foreign exchange contracts:				
Amount of gains reclassified from AOCI to earnings	$ 8,950	$4,678	$ —	$ —
Amount excluded from the assessment of effectiveness recognized in earnings	$(1,484)	$ —	$ —	$ 2,984
Gains (Losses) on Derivatives Not Designated as Hedging Instruments:				
Amount of gains recognized in earnings	$ —	$ —	$ —	$37,588

The U.S. dollar equivalent of all outstanding notional amounts of foreign currency hedge contracts, with maximum remaining maturities of approximately 14 months as of June 30, 2025 and 12 months as of June 30, 2024, were as follows:

(In thousands)	As of June 30, 2025	As of June 30, 2024
Cash flow hedge contracts — foreign currency		
Purchase	$405,349	$426,839
Sell	$159,475	$ 76,342
Net Investment hedge contracts — foreign currency		
Sell	$384,130	$273,952
Other foreign currency hedge contracts		
Purchase	$618,844	$589,171
Sell	$429,643	$411,635

The locations and fair value of our derivatives reported in our Consolidated Balance Sheets as of the dates indicated below were as follows:

(In thousands)	Asset Derivatives Balance Sheet Location	As of June 30, 2025 Fair Value	As of June 30, 2024 Fair Value	Liability Derivatives Balance Sheet Location	As of June 30, 2025 Fair Value	As of June 30, 2024 Fair Value
Derivatives designated as hedging instruments						
Foreign exchange contracts	Other current assets	$29,492	$13,783	Other current liabilities	$(24,331)	$ (8,066)
Total derivatives designated as hedging instruments		29,492	13,783		(24,331)	(8,066)
Derivatives not designated as hedging instruments						
Foreign exchange contracts	Other current assets	30,011	22,720	Other current liabilities	(4,284)	(7,617)
Total derivatives not designated as hedging instruments		30,011	22,720		(4,284)	(7,617)
Total derivatives		$59,503	$36,503		$(28,615)	$(15,683)

The changes in AOCI, before taxes, related to derivatives for the indicated periods were as follows:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Beginning balance	$ 68,903	$ 81,611	$ 77,018
Amount reclassified to earnings as net gains	(15,429)	(25,904)	(29,058)
Net change in unrealized gains	13,096	13,196	33,651
Ending balance	$ 66,570	$ 68,903	$ 81,611

As of June 30, 2025, the net gain reported in AOCI that is expected to be reclassified into earnings within the next 12 months is $29.4 million.

Offsetting of Derivative Assets and Liabilities

We present derivatives at gross fair values in the Consolidated Balance Sheets. We have entered into arrangements with each of our counterparties, which reduce credit risk by permitting net settlement of transactions with the same counterparty under certain conditions. The information related to the offsetting arrangements for the periods indicated was as follows:

As of June 30, 2025

(In thousands)	Gross Amounts of Derivatives	Gross Amounts of Derivatives Offset in the Consolidated Balance Sheets	Net Amount of Derivatives Presented in the Consolidated Balance Sheets	Gross Amounts of Derivatives Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
Derivatives — assets	$ 59,503	$—	$ 59,503	$(28,615)	$—	$30,888
Derivatives — liabilities	$(28,615)	$—	$(28,615)	$ 28,615	$—	$ —

As of June 30, 2024

(In thousands)	Gross Amounts of Derivatives	Gross Amounts of Derivatives Offset in the Consolidated Balance Sheets	Net Amount of Derivatives Presented in the Consolidated Balance Sheets	Gross Amounts of Derivatives Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
Derivatives — assets	$ 36,503	$—	$ 36,503	$(15,173)	$—	$21,330
Derivatives — liabilities	$(15,683)	$—	$(15,683)	$ 15,173	$—	$ (510)

NOTE 18 — SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

ASC 280, *Segment Reporting*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer.

Our operating segments are aggregated into reportable segments based on several factors including, but not limited to, customer base, homogeneity of products, technology, delivery channels and similar economic characteristics. We have three reportable segments: Semiconductor Process Control; Specialty Semiconductor Process; and PCB and Component Inspection.

Semiconductor Process Control

The Semiconductor Process Control segment offers a comprehensive portfolio of inspection, metrology and data analytics products, and related services, which helps IC manufacturers achieve target yield throughout the entire semiconductor fabrication process, from R&D to final volume production. Our differentiated products and services are designed to provide comprehensive solutions that help our customers accelerate development and production ramp cycles, achieve higher and more stable semiconductor die yields and improve their overall profitability.

Specialty Semiconductor Process

The Specialty Semiconductor Process segment develops and sells advanced vacuum deposition and etching process tools, which are used by a broad range of specialty semiconductor customers, including manufacturers of MEMS, radio frequency communication chips, and power semiconductors for automotive and industrial applications.

PCB and Component Inspection

The PCB and Component Inspection segment enables electronic device manufacturers to inspect, test and measure PCBs, flat panel displays and ICs to verify their quality, pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces. In March 2024, we made the decision to exit the Display business by announcing we would end manufacturing of most Display products, but will continue to provide services to the installed base of Display products for existing customers.

The CODM uses total segment revenues and segment profit (loss) to assess performance and allocate resources (including employees, financial or capital resources), primarily during the annual strategic long-term planning and budgeting process. The CODM considers changes in market conditions, technology constraints and the competitive environment when making decisions about allocating resources to segments. The CODM does not evaluate segments using discrete asset information. Segment profit (loss) represents segment income (loss) before income taxes, and excludes interest expense, other expense (income), net, restructuring costs, effects of changes in foreign currency exchange rates, and other corporate expenses.

The following is a summary of results for each of our three reportable segments for the indicated periods.

(In thousands)	Semiconductor Process Control	Specialty Semiconductor Process	PCB and Component Inspection	Total
For the year ended June 30, 2023				
Revenue	$9,324,190	$543,398	$ 631,604	$10,499,192
Less:				
Cost of revenue	3,366,617	261,456	410,353	
R&D	1,064,752	40,436	168,283	
SG&A	713,924	45,982	116,613	
Other segment items[1]	78,747	114,049	78,768	
Segment profit (loss)	$4,100,150	$ 81,475	$(142,413)	$ 4,039,212
For the year ended June 30, 2024				
Revenue	$8,733,556	$528,701	$ 552,491	$ 9,814,748
Less:				
Cost of revenue	3,104,254	245,791	393,531	
R&D	1,077,366	40,043	147,867	
SG&A	728,349	43,959	116,074	

(In thousands)	Semiconductor Process Control	Specialty Semiconductor Process	PCB and Component Inspection	Total
Other segment items[1]	$ 56,014	$108,069	$ 365,292	
Segment profit (loss)	$ 3,767,573	$ 90,839	$(470,273)	$ 3,388,139
For the year ended June 30, 2025				
Revenue	$10,947,359	$587,107	$ 621,721	$12,156,187
Less:				
Cost of revenue	3,922,735	283,160	358,847	
R&D	1,165,858	47,054	133,487	
SG&A	814,074	48,980	102,662	
Other segment items[1]	41,946	108,961	307,882	
Segment profit (loss)	$ 5,002,746	$ 98,952	$(281,157)	$ 4,820,541

(1) Other segment items for each reportable segment includes:

- Semiconductor Process Control — amortization of purchased intangible assets and acquisition related expenses.

- Specialty Semiconductor Process — amortization of purchased intangible assets.

- PCB and Component Inspection — amortization of purchased intangible assets and impairment of goodwill and purchased intangible assets for the years ended June 30, 2024 and 2025.

The following table reconciles total reportable segment revenue to total revenue for the indicated periods:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Total revenues for reportable segments	$12,156,187	$9,814,748	$10,499,192
Corporate allocations and effects of changes in foreign currency exchange rates	(25)	(2,501)	(3,136)
Total revenues	$12,156,162	$9,812,247	$10,496,056

The following table reconciles total segment profit to total income before income taxes for the indicated periods:

(In thousands)	Year Ended June 30,		
	2025	2024	2023
Total segment profit	$4,820,541	$3,388,139	$4,039,212
Unallocated expenses[1]	45,414	41,929	44,516
Interest expense	302,166	311,253	296,940
Loss on extinguishment of debt	—	—	13,286
Other expense (income), net	(171,487)	(155,075)	(104,720)
Income before income taxes	$4,644,448	$3,190,032	$3,789,190

(1) Unallocated expenses include restructuring costs, effects of changes in exchange rates and other corporate expenses.

Our significant operations outside the U.S. include manufacturing facilities in China, Germany, Israel and Singapore and sales, marketing and service offices in Japan, the rest of the Asia Pacific region and Europe. For geographical revenue reporting, revenues are attributed to the geographic location in which the customer is located. Long-lived assets consist of land, property and equipment, net, and are attributed to the geographic region in which they are located.

The following is a summary of revenues by geographic region, based on ship-to location, for the indicated periods:

| (Dollar amounts in thousands) | Year Ended June 30, | | | | | |
	2025		2024		2023	
Revenues:						
China	$ 4,042,567	33%	$4,196,727	43%	$ 2,867,443	27%
Taiwan	3,205,392	27%	1,738,065	18%	2,493,379	24%
Korea	1,452,826	12%	906,924	9%	1,895,710	18%
North America	1,362,311	11%	1,070,791	11%	1,254,956	12%
Japan	1,133,002	9%	963,203	10%	888,016	9%
Europe and Israel	574,197	5%	540,263	6%	682,103	6%
Rest of Asia	385,867	3%	396,274	3%	414,449	4%
Total	$12,156,162	100%	$9,812,247	100%	$10,496,056	100%

The following is a summary of revenues by major product categories for the indicated periods:

| (Dollar amounts in thousands) | Year Ended June 30, | | | | | |
	2025		2024		2023	
Revenues:						
Wafer Inspection	$ 6,198,815	51%	$4,333,296	44%	$ 4,336,663	41%
Patterning	2,196,347	18%	2,054,442	21%	2,791,130	26%
Specialty Semiconductor Process	517,201	4%	470,565	5%	492,109	5%
PCB and Component Inspection	355,891	3%	291,161	3%	378,030	4%
Services	2,683,308	22%	2,329,568	24%	2,117,031	20%
Other	204,600	2%	333,215	3%	381,093	4%
Total	$12,156,162	100%	$9,812,247	100%	$10,496,056	100%

Wafer Inspection and Patterning products are offered in the Semiconductor Process Control segment. Services are offered in multiple segments. Other includes primarily refurbished systems, remanufactured legacy systems, and enhancements and upgrades for previous-generation products that are part of the Semiconductor Process Control segment.

In the fiscal year ended June 30, 2025, one customer accounted for approximately 19% of total revenues. In the fiscal year ended June 30, 2024, one customer accounted for approximately 13% of total revenues. In the fiscal year ended June 30, 2023, two customers accounted for approximately 18% and 15% of total revenues.

Land, property and equipment, net by geographic region as of the dates indicated below were as follows:

| (In thousands) | As of June 30, | |
	2025	2024
Land, property and equipment, net:		
U.S.	$ 728,162	$ 689,937
Europe	253,848	155,812
Singapore	153,052	148,557
Israel	68,604	84,279
Rest of Asia	49,109	31,383
Total	$1,252,775	$1,109,968

NOTE 19 — RESTRUCTURING CHARGES

From time to time, management approves restructuring plans including workforce reductions in an effort to streamline operations.

Restructuring charges were $7.7 million and $21.6 million for fiscal years ended June 30, 2025 and June 30, 2024, respectively, primarily due to severance and related charges for the restructuring of the former PCB and Display operating segment, as described further in Note 7 "Goodwill and Purchased Intangible Assets," as well as write-downs of certain ROU assets and fixed assets that were abandoned. Restructuring charges were $44.0 million for the year ended June 30, 2023, primarily due to workforce reductions announced and substantially completed in the third and fourth fiscal quarters. The amounts of restructuring charges accrued were $5.9 million and $6.5 million as of June 30, 2025 and 2024, respectively.

NOTE 20 — SUBSEQUENT EVENTS

On August 7, 2025, we announced that our Board of Directors had declared a quarterly cash dividend of $1.90 per share to be paid on September 3, 2025 to stockholders of record as of the close of business on August 18, 2025.

On July 3, 2025, we replaced our Prior Revolving Credit Facility. The new Credit Agreement maturity date is July 3, 2030, and allows us the ability to request an increase in the Revolving Credit Facility by $500.0 million in aggregate.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of KLA Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KLA Corporation and its subsidiaries (the "Company") as of June 30, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, the Company's arrangements with its customers include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction consideration, including any sales incentives, is allocated between separate performance obligations of an arrangement based on the stand-alone selling price for each distinct product or service. Revenues are measured based on consideration stipulated in the arrangement with each customer. Revenue is recognized from product sales at a point in time when the performance obligation has been satisfied by transferring control of the product to the customer. Services revenue is recognized ratably over the period the customer simultaneously receives and consumes the benefits of the services provided or when the related service is performed. The Company's total revenues were $12,156.2 million for the year ended June 30, 2025.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of product and services revenue at the transaction consideration once control passes to the customer. These procedures also included, among others (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of product revenue transactions by obtaining and inspecting source documents, such as purchase orders, sales orders, and proof of shipment; (ii) testing the completeness, accuracy, and occurrence of a sample of service revenue transactions by obtaining and inspecting source documents, such as purchase orders, sales orders, and other evidence supporting the service period; and (iii) for a sample of outstanding customer invoice balances as of June 30, 2025, obtaining and inspecting source documents, such as invoices, proof of shipment, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 8, 2025

We have served as the Company's auditor since 1977.

SCHEDULE II

Valuation and Qualifying Accounts

(In thousands)	Balance at Beginning of Period	Charged to Expense	Deductions/ Adjustments	Balance at End of Period
Fiscal Year Ended June 30, 2023:				
Allowance for Credit Losses	$ 20,631	$19,894	$ (6,893)	$ 33,632
Allowance for Deferred Tax Assets	$244,429	$ —	$ 14,743	$259,172
Fiscal Year Ended June 30, 2024:				
Allowance for Credit Losses	$ 33,632	$ 5,912	$ (6,762)	$ 32,782
Allowance for Deferred Tax Assets	$259,172	$ —	$ 30,362	$289,534
Fiscal Year Ended June 30, 2025:				
Allowance for Credit Losses	$ 32,782	$11,494	$(10,261)	$ 34,015
Allowance for Deferred Tax Assets	$289,534	$ (1,315)	$ 22,380	$310,599

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act ("Disclosure Controls") as of the end of the period covered by this Annual Report on Form 10-K (this "Report") required by Securities Exchange Act Rules 13a-15(b) or 15d-15(b). The evaluation of our disclosure controls and procedures was conducted under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on this evaluation, the CEO and CFO have concluded that as of June 30, 2025, the end of the period covered by this Report, our Disclosure Controls were effective at a reasonable assurance level.

Attached as exhibits to this Report are certifications of the CEO and CFO, which are required in accordance with Rule 13a-14 of the Securities Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our Disclosure Controls include components of our internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States. To the extent that components of our internal control over financial reporting are included within our Disclosure Controls, they are included in the scope of our annual controls evaluation.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2025.

The effectiveness of our internal control over financial reporting as of June 30, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Securities Exchange Act that occurred during the fourth quarter of the fiscal year ended June 30, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans Adopted by Officers and Directors During the Fourth Quarter

In the fourth quarter of fiscal 2025, the following officers adopted trading plans, or amendments to existing trading plans, to sell and/or gift shares of our common stock that have been or will be issued upon the vesting of RSUs, or purchased in our ESPP, that are intended to satisfy the affirmative defense conditions set forth in Rule 10b5-1(c) under the Securities Exchange Act. The material terms of the trading plans other than pricing conditions are set forth in the table below:

Name of Officer	Title of Officer	Date of Adoption	Duration	Maximum Number of Shares to be Sold [1] [2]
Bren Higgins	Executive Vice President and Chief Financial Officer	May 5, 2025	432 days [3]	18,070

Name of Officer	Title of Officer	Date of Adoption	Duration	Maximum Number of Shares to be Sold [1] [2]
Ahmad Khan	President, Semiconductor Products and Customers	May 30, 2025	211 days [4]	23,163
Brian Lorig	Executive Vice President, KLA Global Services	May 2, 2025	299 days [5]	12,482

(1) Due to pricing conditions in the trading plans, the number of shares actually sold under the trading plans may be less than the maximum number of shares that can be sold. Shares sold under plans upon the vesting of performance-based RSUs where the performance conditions have not been met at the time of plan adoption are calculated at the maximum number of shares that may be issued, with fractional shares disregarded. Shares sold in the future that are issuable under our ESPP, where the number of shares to be purchased have not been determined, are calculated based on a 15% discount to the price at the opening of the purchase period.

(2) For RSUs that have not vested, the maximum number of shares to be sold does not take into account shares withheld for taxes.

(3) Mr. Higgins' trading plan terminates when the last trade is placed under the plan. The last scheduled trade is on July 2, 2026; provided that if any scheduled trades are not placed because of trading conditions set forth in the plan, the trading plan will terminate on July 10, 2026.

(4) Mr. Khan's trading plan terminates when the last trade is placed under the plan. The last scheduled trade is on November 10, 2025; provided that if any scheduled trades are not placed because of trading conditions set forth in the plan, the trading plan will terminate on December 26, 2025.

(5) Mr. Lorig's trading plan was amended on May 2, 2025, and it terminates when the last trade is placed under the plan. The last scheduled trade is on August 12, 2025; provided that if any scheduled trades are not placed because of trading conditions set forth in the plan, the trading plan will terminate on February 24, 2026.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For the information required by this Item, see "Information About the Board of Directors and its Committees," "Information About Executive Officers," "Our Corporate Governance Practices — Standards of Business Conduct; Whistleblower Hotline and Website," "Our Corporate Governance Practices — Insider Trading Policy," "Report of the Audit Committee," and, if applicable, "Security Ownership of Certain Beneficial Owners and Management — Delinquent Section 16(a) Reports," in the Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

For the information required by this Item, see "Executive Compensation and Other Matters," "Information About the Board of Directors and Its Committees — Director Compensation," "Our Corporate Governance Practices—Compensation and Talent Committee Interlocks and Insider Participation," "Compensation and

Talent Committee Report," and "Information About the Board of Directors and Its Committees—Compensation and Talent Committee—Risk Considerations in Our Compensation Programs" in the Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

For the information required by this Item, see "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

For the information required by this Item, see "Certain Relationships and Related Transactions" and "Information About the Board of Directors and Its Committees—The Board of Directors" in the Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the information required by this Item, see "Proposal Two: Ratification of Appointment of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending June 30, 2026" in the Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements:

The following financial statements and schedules of the Registrant are contained in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K:

2. Financial Statement Schedule:

The following financial statement schedule of the Registrant is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements:

119

All other schedules are omitted because they are either not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

3. Exhibits

The information required by this item is set forth below.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit Number	Filing Date
3.1	Restated Certificate of Incorporation	10-K	No. 000-09992	3.1	August 16, 2019
3.2	Amended and Restated Bylaws	8-K	No. 000-09992	3.1	November 4, 2022
4.1	Indenture dated November 6, 2014 between KLA-Tencor Corporation and Wells Fargo Bank, National Association, as trustee	8-K	No. 000-09992	4.1	November 7, 2014
4.2	Form of Officer's Certificate setting forth the terms of the Notes (with form of Notes attached)	8-K	No. 000-09992	4.2	November 7, 2014
4.3	Indenture, dated as of June 23, 2022 between KLA Corporation and U.S. Bank Trust Company, National Association, as trustee	8-K	No. 000-09992	4.1	June 24, 2022
4.4	Form of Officer's Certificate setting forth the terms of the 4.650% Senior Notes due 2032, 4.950% Senior Notes due 2052, and 5.250% Senior Notes due 2062 (with form of Notes attached)	8-K	No. 000-09992	4.2	June 24, 2022
4.5	Form of Officer's Certificate setting forth the terms of the 4.100% Senior Notes due 2029 and 5.000% Senior Notes due 2049 (with form of Notes attached)	8-K	No. 000-09992	4.2	March 20, 2019
4.6	Form of Officer's Certificate setting forth the terms of the 3.300% Senior Notes due 2050 (with form of Notes attached)	8-K	No. 000-09992	4.2	March 3, 2020
4.7	Officer's Certificate, dated February 1, 2024, including the form of the Company's 4.700% Senior Notes due 2034	8-K	No. 000-09992	4.2	February 1, 2024
4.8	Description of the Registrant's securities registered under Section 12 of the Securities Act of 1934	10-Q	No. 000-09992	4.1	October 30, 2020
10.1	2004 Equity Incentive Plan (as amended and restated (as of November 7, 2018))*	S-8	No. 228283	10.1	November 8, 2018
10.2	Form of Restricted Stock Unit Award Notification (Performance-Vesting)*	10-K	No. 000-09992	10.2	August 6, 2021
10.3	Form of Restricted Stock Unit Award Notification (Service-Vesting)*	10-K	No. 000-09992	10.3	August 6, 2021

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit Number	Filing Date
10.4	Form of Accelerated Stock Repurchases Agreement	8-K	No. 000-09992	10.1	June 24, 2022
10.5	Executive Deferred Savings Plan (as amended and restated effective July 31, 2019)*	10-K	No. 000-09992	10.9	August 16, 2019
10.6	Credit Agreement, dated as of June 8, 2022, by and among KLA Corporation, the several banks and other financial institutions party thereto as lenders, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	No. 000-09992	10.1	June 8, 2022
10.7	Amended and Restated Executive Severance Plan*	8-K	No. 000-09992	10.1	October 20, 2016
10.8	Amended and Restated 2010 Executive Severance Plan*	10-Q	No. 000-09992	10.45	October 22, 2015
10.9	Calendar Year 2025 Executive Incentive Plan*+	10-Q	No. 000-09992	10.1	May 1, 2025
10.10	Amendment No. 1 dated as of July 25, 2022, by and among the registrant, the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent ^	10-K	No. 000-09992	10.10	August 5, 2022
10.11	Form of Restricted Stock Unit Award Notification and Agreement (Special Awards)*+	10-Q	No. 000-09992	10.1	October 28, 2022
10.12	KLA Corporation 2023 Incentive Award Plan*	8-K	No. 000-09992	10.1	November 3, 2023
10.13	KLA Corporation 2023 Incentive Award Plan Global Restricted Stock Unit Agreement*	10-Q	No. 000-09992	10.2	January 26, 2024
10.14	Senior Advisor Agreement, dated November 15, 2024, by and between KLA Corporation and Oreste Donzella*	10-Q	No. 000-09992	10.1	January 31, 2025
10.15	Credit Agreement, dated as of July 3, 2025, among KLA Corporation, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	No. 000-09992	10.1	July 8, 2025
19.1	Policy on Insider Trading and Unauthorized Disclosures				
21.1	List of Subsidiaries				
23.1	Consent of Independent Registered Public Accounting Firm				
31.1	Certification of Chief Executive Officer under Rule 13a-14(a)/15d - 14(a) of the Securities Exchange Act of 1934				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit Number	Filing Date
31.2	Certification of Chief Financial Officer under Rule 13a-14(a)/15d - 14(a) of the Securities Exchange Act of 1934				
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350^				
97.1	Policy for Recovery of Erroneously Awarded Compensation	10-K	No. 000-09992	97.1	August 5, 2024
101.INS	XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH	XBRL Taxonomy Extension Schema Document				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).				

* Denotes a management contract, plan or arrangement.

\+ Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

^ Furnished herewith

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLA Corporation

August 6, 2025   By: /s/ RICHARD P. WALLACE
Date   **Richard P. Wallace**
                                      President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Richard P. Wallace and Bren D. Higgins, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this Report, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD P. WALLACE **Richard P. Wallace**	President, Chief Executive Officer and Director (principal executive officer)	August 6, 2025
/s/ BREN D. HIGGINS **Bren D. Higgins**	Executive Vice President and Chief Financial Officer (principal financial officer)	August 6, 2025
/s/ VIRENDRA A. KIRLOSKAR **Virendra A. Kirloskar**	Senior Vice President and Chief Accounting Officer (principal accounting officer)	August 6, 2025
/s/ ROBERT M. CALDERONI **Robert M. Calderoni**	Chairman of the Board and Director	August 7, 2025
/s/ JENEANNE HANLEY **Jeneanne Hanley**	Director	August 7, 2025
/s/ EMIKO HIGASHI **Emiko Higashi**	Director	August 6, 2025
/s/ KEVIN J. KENNEDY **Kevin J. Kennedy**	Director	August 6, 2025
/s/ MICHAEL R. MCMULLEN **Michael R. McMullen**	Director	August 7, 2025
/s/ GARY B. MOORE **Gary B. Moore**	Director	August 6, 2025

Signature	Title	Date
/s/ VICTOR PENG **Victor Peng**	Director	August 6, 2025
/s/ JAMIE E. SAMATH **Jamie E. Samath**	Director	August 6, 2025
/s/ SUSAN J.S. TAYLOR **Susan J.S. Taylor**	Director	August 7, 2025

BOARD OF DIRECTORS
(as of September 10, 2025)

Robert Calderoni
Former Chairman and
Interim President and Chief
Executive Officer
Citrix Systems, Inc.

Jeneanne Hanley
Former Senior Vice
President and President of
E-Systems Division
Lear Corporation

Emiko Higashi
Managing Director and
Founder
Tohmon Capital
Partners, LLC

Kevin Kennedy
Former Chairman
Quanergy Systems, Inc.

Michael McMullen
Former Chief Executive
Officer and President
Agilent Technologies, Inc.

Gary Moore
Former Executive Chairman
and Chief Executive Officer
ServiceSource
International, Inc.

Victor Peng
Former President, Adaptive,
Embedded, and AI Group
Advanced Micro
Devices, Inc.

Jamie Samath
Executive Vice President,
Chief Financial Officer and
Enterprise Technology
Leader
Intuitive Surgical, Inc.

Susan Taylor
Former Chief Accounting
Officer
Meta Platforms, Inc.

Richard Wallace
President and Chief
Executive Officer
KLA Corporation

EXECUTIVE OFFICERS
(as of September 10, 2025)

Richard Wallace
President and Chief
Executive Officer

Bren Higgins
Executive Vice President
and Chief Financial Officer

Mary Beth Wilkinson
Executive Vice President,
Chief Legal Officer and
Corporate Secretary

Ahmad Khan
President, Semiconductor
Products and Customers

Virendra Kirloskar
Senior Vice President and
Chief Accounting Officer

Brian Lorig
Executive Vice President,
KLA Global Services

CORPORATE HEADQUARTERS

One Technology Drive
Milpitas, California 95035
408.875.3000
www.kla.com

GLOBAL OFFICES

KLA has offices around the globe. For a complete list of locations go to:
www.kla.com/locations

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, California

TRANSFER AGENT/REGISTRAR

Computershare Investor
Services
150 Royall Street, Suite 101
Canton, Massachusetts 02021

STOCK SYMBOL

KLAC
Nasdaq Global Select Market

Additional copies of this report may be obtained by calling Investor Relations at 408.875.3000



KLA Corporation
One Technology Drive
Milpitas, CA 95035
408.875.3000
kla.com